
Downey Savings

growing together

Downey Financial Corp.
2002 Annual Report

Financial Highlights

(Dollars in Thousands, Except Per Share Data)

FOR THE YEAR:	2002	2001	2000
Net income	$ 112,293	$ 120,181	$ 99,251[1]
Per common share:			
Basic	3.99	4.26	3.52[1]
Diluted	3.99	4.25	3.51[1]
Cash dividends paid	0.36	0.36	0.36
Profitability ratios:			
Return on average assets	1.00%	1.11%	0.97%[1]
Return on average stockholders' equity	14.42	17.81	17.17[1]
Loans originated for portfolio:			
Residential one-to-four unit real estate	$ 4,487,546	$ 3,224,466	$ 3,254,447
All other	269,407	180,498	253,529
Loans originated for sale	6,172,572	4,823,938	1,729,220
AT DECEMBER 31:			
Total assets	$ 11,978,151	$ 11,105,030	$ 10,893,863
Loans receivable and mortgage-backed securities	10,976,942	10,132,413	10,084,353
Allowance for loan losses	34,999	36,120	34,452
Investments, cash and cash equivalents	590,092	551,823	439,968
Deposits:			
Transaction accounts	4,570,696	2,926,736	1,483,486
Certificates of deposit	4,667,654	5,692,830	6,599,203
Total	9,238,350	8,619,566	8,082,689
Stockholders' equity	823,104	733,896	624,636
Shares outstanding	27,928,722	28,213,048	28,205,741
Book value per common share	$ 29.47	$ 26.01	$ 22.15
Bank regulatory capital ratios:			
Core and tangible	6.92%	7.10%	6.42%
Risk-based	14.08	14.53	12.94
Non-performing assets as a percentage of assets	0.67%	0.83%	0.50%
Number of branches	165	137	114

[1] Excluding the gain from the sale of Downey Auto Finance Corp., net income would have been $93.6 million or $3.33 per share on a basic basis and $3.32 per share on a diluted basis and the returns on average assets and average equity would have been 0.92% and 16.20%, respectively.

Certain statements in this document may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Downey's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which Downey conducts its operations, fluctuations in interest rates, credit quality and government regulation.


DOWNEY
SAVINGS

The original Downey Savings Headquarters, 1957
Downey, California.

To Our Friends and Shareholders:

2002 was another successful year for our company.

It was our second-consecutive year of net income above $100 million, as net income totaled $112.3 million or $3.99 per share.

During the year, we expanded our marketplace presence by opening a record 28 new branches, bringing the total to 165 locations, and by opening loan production offices in selected markets outside California to expand and diversify our loan portfolio. Other unsurpassed accomplishments in 2002 included:

- A record $10.7 billion single family loan originations;
- A record $6.0 billion in loan sales; and
- A record $12.0 billion and $9.2 billion of year-end asset and deposit levels, respectively.

During 2002, the Board of Directors authorized a share repurchase program for up to $50 million. The repurchases are being made from time-to-time in open market transactions dependent on market conditions and our business needs. We acquired 306,300 shares of our common stock under the plan by year end and have $38 million remaining for future share repurchases.

Although uncertainties continue to surround the U.S. and global political and economic situations, we remain optimistic about the outlook for our company.

We are located in key markets, have solid financial resources and retain skilled, enterprising people to take advantage of market opportunities in 2003 and the years ahead.

We invite you to review our performance in depth in the accompanying Form 10-K annual report.

And finally, we thank our valued customers, our shareholders, and our hard working employees who make Downey such a success.

Maurice L. McAlister	Daniel D. Rosenthal	Cheryl E. Olson
Chairman of the Board	President and Chief Executive Officer	Vice Chairman of the Board



Convenient
locations



...so you have more time to help her bake the perfect cookie.

Partnering. To serve the consumer's banking needs best, Downey Savings provides face-to-face assistance where you can find consumers. And we know that they are often at the supermarket. That's why Downey Savings branches are found in selected Ralphs, Albertsons and Gigante stores throughout our market area. These full-service branches in supermarkets offer a full array of banking services.

Full-service branches. In 2002, we added still more locations to serve consumers better. We opened three traditional, freestanding locations and 25 more in supermarkets. One new branch is our second outside California, in Kingman, Arizona. This growth of our branch network means we can serve customers in person at a total of 165 places, plus we have more than 460 automated teller machines in California, Arizona and Nevada. And for customers everywhere, Downey Savings' Direct Banking Call Center provides knowledgeable people with answers to every banking question.

Convenience. We are located near where customers live and shop, and that makes it possible to save time, trips, and travel distance. Downey Savings' customers have many demands on their time, so we are open seven days a week at our supermarket locations to help with their routine banking activities. As a result, we have made it easier and more convenient for customers to do business with us.

With more than half our Downey Savings branches in supermarkets, we save our customers lots of time. (And that leaves more time for frosting and sprinkles.)




Accessible
anytime banking
vw.downeys

...so you have more time to enjoy the great outdoors.

Customer service choices. As convenient as our 165 branches are, and as handy as it may be to do business with Downey Savings' Call Centers or at one of our 460-plus ATMs, there are times when customers might like to do their banking online. At every customer touch point, we provide the same level of customer service.

Online banking. With Online Banking from Downey Savings, customers can pay bills from the living room, move funds from savings to checking while they're waiting at an airport, or apply for a home loan from the patio outside their hotel room. Most important, they can conduct any of their banking business at any hour of the day or night. Downey Savings has organized Online Banking to be simple and fast.

With a variety of accessible services at Downey Savings, we offer customers the flexibility to do banking on their own schedules. (And that allows for more weekday getaways.)

Efficient
home loan services


SOLD
HOUSE
FOR
SALE

...so you can build lasting memories in your first home.

Home loans. Last year, Downey Savings helped more than 42,000 families with their home loan financing, originating a total of $10.7 billion in single family home loans. We have greatly improved our retail delivery channels, including the branch infrastructure, which was responsible for the origination of 5,600 loans with a combined $1 billion in fundings. Downey Savings' increase in retail originations is also attributable to having experienced and trained staff in place at all levels of the process. At year end, Downey Savings serviced both fixed and adjustable rate home loans totaling $19 billion for approximately 90,000 customers. Many of these customers were served by our 16 loan centers in California and throughout the nation. Downey Savings will continue to explore opportunities in key home lending markets to better service customers.

Quick and efficient. Knowing that our home loan customers want quick responses and information which they can understand, last year we introduced a suite of Downey Express lending products. These products and services make it possible to move through loan application, processing and closing smoothly, easing customers' anxieties about these very important transactions.

We also improved online automation and customer service for loan brokers to serve their needs better and help them to become more efficient. Our upgraded services include the fast and effective Downey Loan Express™ software application, which is tailored to the special needs of brokers. During the 2002 pilot, we were able to attract, process and originate a high volume of loans more rapidly and cost-effectively than in prior years. And as each year passes, we're several steps closer to a completely paperless home loan processing system.

Downey Savings delivers fast service to homebuyers and to loan brokers.
(And that allows for more backyard barbecues with the neighbors.)





Financial freedom

...so you have more time to help with her first steps.

A variety of needs. With a little planning, and some advice from the experts at Downey Savings, customers can arrange today to help finance their children's education many years from now. Or, they may wish to take some steps toward building a retirement nest egg. Perhaps they just long for a feeling of better control of their personal finances.

A variety of services. Whatever the need for a savings plan, Downey Savings has the knowledge and the kinds of accounts that can help meet that need, from a variety of checking accounts and savings plans to certificates of deposit and education or retirement accounts. Downey Savings' customers entrust us with deposits totaling $9.2 billion at year end.

It's about financial freedom -- the freedom to save and earn for a home, an education, the care of a loved one, or a comfortable and worry-free retirement.

Downey Savings' customers trust us for a variety of services for every stage of life.
(And that allows more time for storytelling and lullabies.)



Board of Directors

Maurice L. McAlister
Chairman
Board Member Since 1957

Cheryl E. Olson
Vice Chairman
Board Member Since 1987

Daniel D. Rosenthal
President,
Chief Executive Officer
Board Member Since 1998

Michael B. Abrahams
Managing Director,
Hoefer and Arnett, Inc.
Board Member Since 1999

Gerald E. Finnell
Financial Consultant
Board Member Since 2003

James H. Hunter
Executive Vice President,
The Corky McMillin Companies
Board Member Since 2002

Dr. Paul Kouri
Physician
Board Member Since 1959

Brent McQuarrie
Real Estate Developer
Board Member Since 1987

Lester C. Smull
Owner,
Business Properties Development Co.
Board Member Since 1994

Executive Officers

Downey Financial Corp.
Daniel D. Rosenthal*
President,
Chief Executive Officer

Thomas E. Prince*
Executive Vice President,
Chief Financial Officer

Gary F. Torrell*
Executive Vice President,
General Counsel &
Corporate Secretary

Jane Wolfe*
Executive Vice President,
Chief Administrative Officer

Stanley M. Tarbell*
Senior Vice President,
Tax Director

Downey Savings
John R. Gatzke
Executive Vice President,
Chief Lending Officer

Lillian E. Gavin
Executive Vice President,
Director of Compliance &
Risk Management

Richard D. Grout
Executive Vice President,
Director of Retail Banking

Lelah Jenkins
Executive Vice President,
Chief Information Officer

Cliff J. Piscitelli
Executive Vice President,
Director of Asset Management

Kendice K. Briggs
Senior Vice President,
Director of Human Resources

Kevin W. Hughes
Senior Vice President,
Director of Portfolio &
Secondary Marketing

Kent J. Smith
Senior Vice President,
Controller

DSL Service Company
Daniel D. Rosenthal
President,
Chief Executive Officer

Shareholder Information

Registrar and Transfer Agent
American Stock Transfer &
Trust Company
6201 15th Avenue
Brooklyn, New York 11219
(718) 921-8200

Independent Auditors
KPMG, LLP
Los Angeles, California

* *These executives serve in the same capacity for Downey Savings and Downey Affiliated Insurance Agency.*

Form 10-K

Securities And Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ____________.

Commission File Number 1-13578

DOWNEY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

3501 Jamboree Road, Newport Beach, California	92660
(Address of principal executive offices)	(Zip Code)

I.R.S. Employer Identification No.: 33-0633413

Registrant's telephone number, including area code: (949) 854-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
Common Stock, $0.01 par value	New York Stock Exchange Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the registrant's outstanding Common Stock held by non-affiliates on June 28, 2002, based upon the closing sale price on that date of $47.30, as quoted on the New York Stock Exchange, was $1,016,518,482.

At February 28, 2003, 27,928,722 shares of the Registrant's Common Stock, $0.01 par value, were outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held April 23, 2003 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

TABLE OF CONTENTS

PART I

Certain matters discussed in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and, as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which Downey Financial Corp. ("Downey," "we," "us" and "our") operates, projections of future performance, perceived opportunities in the market and statements regarding Downey's mission and vision. Downey's actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in such forward-looking statements. For discussion of the factors that might cause such a difference, see Business—Factors That May Affect Future Results on page 18.

ITEM 1. BUSINESS

GENERAL

We were incorporated in Delaware on October 21, 1994. On January 23, 1995, after we obtained necessary stockholder and regulatory approvals, we acquired 100% of the issued and outstanding capital stock of Downey Savings and Loan Association (the "Bank") and the Bank's stockholders became holders of our stock. Downey was thereafter funded by the Bank and presently operates as the Bank's holding company. Our stock is traded on the New York Stock Exchange and Pacific Exchange under the trading symbol "DSL." Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge from our internet site, www.downeysavings.com, by clicking on "Investor Relations" located on our home page and proceeding to "Corporate Filings."

The Bank was formed in 1957 as a California-licensed savings and loan association and converted to a federal charter in 1995. As of December 31, 2002, it conducts its business through 165 retail deposit branches, including 93 full-service, in-store branches. Residential loans are originated or purchased:

- by branch managers and loan officers in our branches;
- by loan officers who solicit loans from realtors and other business sources, including the internet;
- by wholesale loan representatives who obtain loans submitted by mortgage brokers; and
- by purchases of loans from correspondent banking institutions and mortgage bankers.

The Bank is regulated or affected by the following governmental entities and laws:

- As a federally chartered savings association, the Bank's activities and investments are generally governed by the Home Owners' Loan Act, as amended, and regulations and policies of the Office of Thrift Supervision (the "OTS").
- The Bank and Downey are subject to the primary regulatory and supervisory jurisdiction of the OTS.
- As a federally insured depository institution, the Bank is regulated and supervised by the Federal Deposit Insurance Corporation (the "FDIC") with respect to some of its activities and investments.
- The Bank is a member of the Federal Home Loan Bank (the "FHLB") of San Francisco, which is one of the 12 regional banks for federally insured depository institutions comprising the Federal Home Loan Bank System.
- The Bank's savings deposits are insured through the Savings Association Insurance Fund ("SAIF") of the FDIC, an instrumentality of the United States government.
- The Bank is regulated by the Federal Reserve with respect to reserves the Bank is required to maintain against deposits and other matters.

General economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities significantly influence our operations. Additionally, interest rates on competing investments and general market interest rates influence our deposit flows and the costs we incur on interest-bearing liabilities, which represents our cost of funds. Similarly, market interest rates and other factors that affect the supply of and demand for housing and the availability of funds affect our loan volume and our yields on loans and mortgage-backed securities.

Our primary business is banking and we are also involved in real estate investments, each of which we discuss further below.

BANKING ACTIVITIES

Our primary business is banking. Our banking activities focus on:

- attracting funds from the general public and institutions; and
- originating and investing in loans, primarily residential real estate mortgage loans, investment securities and mortgage-backed securities.

These mortgage-backed securities include mortgage pass-through securities issued by other entities and securities issued or guaranteed by government-sponsored enterprises like the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association.

Our primary sources of revenue from our banking business are:

- interest we earn on loans, investment securities and mortgage-backed securities;
- fees we earn in connection with loans and deposits;
- gains on sales of our loans, investment securities and mortgage-backed securities; and
- income we earn on loans and mortgage-backed securities we service for investors.

Our principal expenses in connection with our banking business are:

- interest we incur on our interest-bearing liabilities, including deposits, borrowings and capital securities; and
- general and administrative costs.

Our primary sources of funds from our banking business are:

- deposits;
- principal and interest payments on our loans and mortgage-backed securities;
- proceeds from sales of our loans and mortgage-backed securities; and
- borrowings and capital securities.

Scheduled payments we receive on our loans and mortgage-backed securities are a relatively stable source of funds. However, the funds we receive from deposits and the prepayment of loans and mortgage-backed securities vary widely. Below is a detailed discussion of our banking activities.

Lending Activities

Historically, our lending activities have primarily emphasized our origination of first mortgage loans secured by residential properties and retail neighborhood shopping centers. To a lesser extent, our lending activities have emphasized our origination of real estate loans secured by multi-family and commercial properties, including land and other properties with income producing capabilities. In addition, we have provided construction loan financing for single family and multi-family residential properties and commercial retail neighborhood shopping center projects. These construction loan financings have included loans to joint ventures, which were being engaged in by DSL Service Company, a wholly owned subsidiary of the Bank, with other participants. We also originate loans to businesses through our commercial banking operations.

We originate automobile loans directly through our branch network. We also conducted an indirect auto-lending program through our purchase of new or used automobile sales contracts from auto dealers in California and other western states. Downey Auto Finance Corp., a previous wholly owned subsidiary of the Bank, operated this indirect auto-lending program, but was sold in February 2000. For more information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Sale of Subsidiary on page 63.

Our primary focus continues to be our origination of adjustable rate single family mortgage loans for portfolio, including subprime loans which carry higher interest rates. In addition, we will originate for portfolio other loans including:

- multi-family loans;
- commercial real estate loans;
- construction loans to developers;
- loans to individuals for the construction and permanent financing of single family homes; and
- consumer loans.

We will also continue our secondary marketing activities of originating and selling single family mortgage loans to various investors.

For more information, see below under the caption entitled Secondary Marketing and Loan Servicing Activities on page 5. For additional information on the composition of our loan and mortgage-backed securities portfolio, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loans and Mortgage-Backed Securities on page 34.

Loan and Mortgage-Backed Securities Portfolio

We carry loans receivable held for investment at cost. Our net loans receivable are adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method. Our investments in mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities. We carry mortgage-backed securities held to maturity at unpaid principal balances, which are adjusted for unamortized premiums and unearned discounts. We amortize premiums and discounts on mortgage-backed securities by using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

We identify loans that may be sold before their maturity. In our balance sheets, we classify these as loans held for sale and record them at the lower of amortized cost or fair value. Amortized cost includes a basis adjustment to the loan at funding resulting from the change in the fair value of the associated interest rate lock derivative from the date of commitment to the date of funding. We recognize net unrealized losses on these loans, if any, in a valuation allowance by making charges to our income.

We carry mortgage-backed securities available for sale at fair value. We report net unrealized gains or losses on these securities net of income taxes in stockholders' equity and as a separate component of our other comprehensive income until realized.

Residential Real Estate Lending

Our primary lending activity is our origination of mortgage loans secured by single family residential properties consisting of one-to-four units located primarily in California. We provide these mortgage loans for borrowers to purchase residences or to refinance their existing mortgages. The residential mortgage loans we originate typically have contractual maturities at origination of 15 to 40 years. To limit the interest rate risk associated with these 15- to 40-year maturities, we, among other things, principally originate adjustable rate mortgages for our own loan portfolio. For more information, see Asset/Liability Management on page 8. We also originate residential fixed rate mortgage loans to meet consumer demand, but we intend to sell the majority of these loans in the secondary market, rather than hold them in our portfolio. We may, however, place residential fixed rate loans in our portfolio of loans held for investment if these fixed rate loans are funded with long-term funds to mitigate interest rate risk. In addition, we originate a small volume of fixed rate loans for our own investment if they meet specific yield and other approved guidelines, or to facilitate our sale of real estate acquired in settlement of loans. The average term of these fixed rate mortgage loans we originate for our own portfolio historically has been significantly shorter than their contractual maturity due to loan payoffs as a result of home sales or refinancings and prepayments. For more information, see Secondary Marketing and Loan Servicing Activities on page 5.

Our adjustable rate mortgages:

- generally either begin with an incentive interest rate, which is an interest rate below the current market rate, that adjusts to the applicable index plus a defined spread, subject to periodic and lifetime caps, after one, three, six or twelve months, or are fixed for a period of three to five years then adjust semi-annually or annually thereafter;
- generally provide that the maximum interest rate we can charge borrowers cannot exceed the incentive rate by more than six to nine percentage points, depending on the type of loan and the initial rate offered; and
- limit interest rate adjustments, for loans that adjust both the interest rate and payment amount simultaneously, to 1% per adjustment period for those that adjust semi-annually and 2% per adjustment period for those that adjust annually.

Most of our adjustable rate mortgages adjust the interest rate monthly and the payment amount annually. These monthly adjustable rate mortgages:

- have a lifetime interest rate cap, but no specified periodic interest rate adjustment cap;
- have a periodic cap on changes in required monthly payments; and
- allow for negative amortization, which is the addition to loan principal of accrued interest that exceeds the required monthly loan payments.

If a loan incurs significant negative amortization, the loan-to-value ratio could increase which creates an increased risk that the fair value of the underlying collateral on the loan could be insufficient to satisfy fully the outstanding principal and interest. A loan-to-value ratio is the ratio of the principal amount of the loan to the lower of the sales price or appraised value of the property securing the loan at origination. We currently impose a limit on the amount of negative amortization. The principal plus the negative amortization cannot exceed 125% of the original loan amount, except for subprime loans and loans with loan-to-value ratios of greater than 80% where the borrower has obtained private mortgage insurance to reduce the effective loan-to-value ratio to between 67% and 80%. In those two instances, the principal plus negative amortization cannot exceed 110% of the original loan amount. At year-end 2002, loans with the higher 125% limit on negative amortization represented 38% of our adjustable rate one-to-four unit residential portfolio. We permit adjustable rate mortgages to be assumed by qualified borrowers.

During 2002, approximately 79% of our one-to-four unit residential real estate loans were originated or purchased through outside mortgage brokers. These mortgage brokers do not operate from our offices and are not our employees. Our branch managers and residential loan officers originated approximately 21% of our one-to-four unit residential loans during 2002.

We require that our residential real estate loans be approved at various levels of management, depending upon the amount of the loan. On a single family residential loan we originate for our portfolio, the maximum amount we generally will lend is $1 million. Our average loan size, however, is much lower. In 2002, our average loan size was $331,000. We generally make loans with loan-to-value ratios not exceeding 80%. We will make loans with loan-to-value ratios of over 80%, if the borrower obtains private mortgage insurance to reduce the effective loan-to-value ratio to between 67% and 80%, consistent with secondary marketing requirements. In addition, we require that borrowers obtain hazard insurance for all residential real estate loans covering the lower of the loan amount or the replacement value of the residence.

In our approval process for the loans we originate or purchase, we assess both the value of the property securing the loan and the applicant's ability to repay the loan. Qualified appraisers on our staff or approved outside appraisers establish the value of the collateral through appraisals or alternative valuation formats that meet regulatory requirements. Appraisal reports prepared by outside appraisers are selectively reviewed by our staff appraisers or by approved fee appraisers. We generally obtain information about the applicant's income, financial condition, employment and credit history. Typically, we will verify an applicant's credit information for loans originated by our retail loan representatives. For loans submitted from outside mortgage brokers, we require the mortgage broker to obtain, review and verify the applicant's credit information and employment.

We offer one-to-four unit residential loans to borrowers who have or, in the case of purchases, will have equity in their homes but whose credit rating contains exceptions which preclude them from qualifying for lower or better market interest rates and terms. We refer to these lower rated credits, which we characterize as "A-," "B" and "C" loans, as subprime loans in our loan portfolio. Our subprime loans are characterized by lower loan-to-value ratios and higher average interest rates than higher credit grade loans or "A" loans. We believe these lower credit rated borrowers represent an opportunity for us to earn a higher net return for the risks we assume. For further information, see Regulation—Regulation of the Bank—Regulatory Capital Requirements on page 11.

We currently qualify applicants of our adjustable rate mortgages at the higher of the fully-indexed rate or:

- for prime borrowers:
  - 6.25% for owner occupied; or
  - 6.50% for non-owner occupied.
- for subprime borrowers:
  - 7.25% for owner occupied; or
  - 7.50% for non-owner occupied.

Secondary Marketing and Loan Servicing Activities

As part of our secondary marketing activities, we originate residential real estate adjustable rate mortgages and fixed rate mortgages that we intend to sell. Accordingly, we classify these loans as held for sale and carry them at the lower of cost or fair value. Amortized cost includes a basis adjustment to the loan at funding resulting from the change in the fair value of the associated interest rate lock derivative from the date of commitment to the date of funding. These loans are secured by first liens on one-to-four unit residential properties and generally have maturities of 30 years or less.

We believe that servicing loans for others can be an important asset/liability management tool because it produces operating results which, in response to changes in market interest rates, tend to move opposite to changes in net interest income. Because yields on adjustable rate mortgages take longer to adjust to market interest rates than their funding sources, net interest income associated with these loans is expected to decline in periods of rising interest rates and increase in periods of falling rates. In contrast, the value of a loan servicing portfolio normally:

- increases as interest rates rise and loan prepayments decrease; and
- declines as interest rates fall and loan prepayments increase.

In addition, increased levels of servicing activities and the opportunity to offer our other financial services in servicing loans for others can provide us with additional income with minimal additional overhead costs.

Depending upon market pricing for servicing, we sell loans either servicing retained or servicing released. When we sell loans servicing retained, we record gains or losses from these loans at the time of sale. We calculate gains or losses from our sale as the difference between the net sales proceeds and the allocated basis of the loans sold. We capitalize mortgage servicing rights we acquire through either our purchase or origination of mortgage loans we intend to sell with servicing rights retained. We allocate the total cost of the mortgage loans sold to both the mortgage servicing rights and to the mortgage loans without mortgage servicing rights based on their relative fair values. We disclose our mortgage servicing rights in our financial statements and include them as a component of the gain on sale of loans. We recognize impairment losses on the mortgage servicing rights through a valuation allowance and record any associated provision as a component of loan servicing income (loss), net category. For further information, see Note 1 on page 72 and Note 10 on page 89 of Notes to the Consolidated Financial Statements.

Generally, we use hedging programs to manage the interest rate risk of our secondary marketing activities. However, to-date we have not hedged our mortgage servicing rights. For further information, see Asset/Liability Management and Market Risk on page 44.

We may exchange loans we originate for sale with government-sponsored agencies for mortgage-backed securities collateralized by these loans. Our cost for the exchange, a monthly guaranty fee, is expressed as a percentage of the unpaid principal balance and is deducted from interest income. The securities we receive can be used to collateralize various types of our borrowings at rates that frequently are more favorable than rates on other types of liabilities and also carry a lower risk-based capital requirement than whole loans. We carry these mortgage-backed securities available for sale at fair value. However, we record no gain or loss on the exchange in our statement of income until the securities are sold to a third party. Before we sell these securities to third parties, we show all changes in fair value as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes.

Multi-Family and Commercial Real Estate Lending

We have provided permanent loans secured by multi-family and retail neighborhood shopping center properties. Our major loan officers conduct our multi-family and commercial real estate lending activities.

Multi-family and commercial real estate loans generally entail additional risks as compared to single family residential mortgage lending. We subject each loan, including loans to facilitate the sale of real estate we own, to our underwriting standards, which generally include:

- our evaluation of the creditworthiness and reputation of the borrower; and
- the amount of the borrower's equity in the project as determined on the basis of appraisal, sales and leasing information on the property and cash flow projections.

To protect the value of the security for our loan, we require borrowers to maintain casualty insurance for the loan amount or replacement cost. In addition, for non-residential loans in excess of $500,000, we require the borrower to obtain comprehensive general liability insurance. All commercial real estate loans we originate must be approved by at least two of our officers, one of whom must be the originating loan account officer and the other a designated officer with appropriate loan approval authority.

Construction Lending

We have provided construction loan financing for single family and multi-family residential properties and commercial real estate projects, like retail neighborhood shopping centers. Our major loan officers principally originate these loans. We generally make construction loans at floating interest rates based upon the prime or reference rate of a major commercial bank. Generally, we require a loan-to-value ratio of 75% or less on construction lending and we subject each loan to our underwriting standards.

Construction loans involve risks different from completed project lending because we advance loan funds based upon the security of the completed project under construction. If the borrower defaults on the loan, then we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating:

- construction costs;
- potential delays in construction time;
- market demand; and
- the accuracy of the value on the completed project.

When providing construction loans, we require the general contractor to, among other things, carry contractor's liability insurance equal to specific prescribed minimum amounts, carry builder's risk insurance and have a blanket bond against employee misappropriation.

Commercial Lending

We originate commercial loans and revolving lines of credit and issue standby letters of credit for our middle market commercial customers. We offer the various credit products on both a secured and unsecured basis with interest rates being either fixed or variable. Our portfolio emphasis is toward secured, floating rate credit facilities. Our commercial banking group directs these activities and focuses on our long-term, relationship-based customers. We also utilize our retail branch network as a source of commercial customers, with the lending to these customers being typically managed by the branch manager.

Consumer Lending

The Bank originates direct automobile loans, home equity loans and home equity lines of credit, and other consumer loan products. Before we make a consumer loan, we assess the applicant's ability to repay the loan and, if applicable, the value of the collateral securing the loan. The risk involved with home equity loans and home equity lines of credit is similar to the risk involved with residential real estate loans. We offer customers a credit card through a third party, who extends the credit and services the loans made to our customers.

Investment Activities

As a federally chartered savings association, the Bank's ability to make securities investments is prescribed under the OTS regulations and the Home Owners' Loan Act. The Bank's authorized officers make investment decisions within guidelines established by the Bank's Board of Directors. The Bank manages these investments in an effort to produce the highest yield, while at the same time maintaining safety of principal, minimizing interest rate risk and complying with applicable regulations.

We carry securities held to maturity at amortized cost. We adjust these costs for amortization of premiums and accretion of discounts, which we recognize in interest income using the interest method. We carry securities available for sale at fair value. We exclude unrealized holding gains and losses, or valuation allowances established for net unrealized losses, from our earnings and report them as a separate component of our stockholders' equity as accumulated other comprehensive income, net of income taxes, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, we charge the amount of the impairment to operations. For further information on the composition of our investment portfolio, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investment Securities on page 38.

Deposit Activities

We prefer to use deposits raised through our retail branch system as our principal source of funds for supporting our lending activities, because the cost of these funds generally is less than that of borrowings or other funding sources with comparable maturities. We traditionally have obtained our deposits primarily from areas surrounding the Bank's branch offices. However, we occasionally raise some retail deposits through Wall Street activities.

General economic conditions affect deposit flows. Funds may flow from depository institutions such as savings associations into direct vehicles like government and corporate securities or other financial intermediaries. Our ability to attract and retain deposits will continue to be affected by money market conditions, prevailing interest rates and available competing investment vehicles. Generally, state or federal regulation does not restrict interest rates we pay on deposits.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Deposits on page 41.

Borrowing Activities

Besides deposits, we have utilized other sources to fund our loan origination and other business activities. We have at times relied upon our borrowings from the FHLB of San Francisco as an additional source of funds. The FHLB of San Francisco makes advances to us through several different credit programs it offers.

From time to time, we obtain additional sources of funds by selling some of our securities and mortgage loans under agreements to repurchase. These reverse repurchase agreements are generally short-term and are collateralized by our mortgage-backed or investment securities and our mortgage loans. We only deal with investment banking firms that are recognized as primary dealers in U.S. government securities or major commercial banks in connection with these reverse repurchase agreements. In addition, we limit the amounts of our borrowings from any single institution.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Borrowings on page 42.

Capital Securities

On July 23, 1999, we issued $120 million in capital securities through Downey Financial Capital Trust I. The capital securities pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share. Of the $115 million of net proceeds, we invested $108 million as additional common stock of the Bank thereby increasing the Bank's regulatory core/tangible capital by that same amount. The balance of the net proceeds have been used for general corporate purposes. For further information regarding our capital securities, see Note 16 on page 96 of Notes to Consolidated Financial Statements.

Earnings Spread

Our primary source of earnings comes from our net interest income. We determine our net interest income or the interest rate spread by calculating the difference between:

- the yield we earn on our interest-earning assets like loans, mortgage-backed securities and investment securities; and
- the cost we pay on our interest-bearing liabilities like deposits, borrowings and capital securities.

Our net interest income is also determined by the relative dollar amounts of our interest-earning assets and interest-bearing liabilities.

Our effective interest rate spread, which reflects the relative level of our interest-earning assets to our interest-bearing liabilities, equals:

- the difference between interest income on our interest-earning assets and interest expense on our interest-bearing liabilities, divided by
- *our average interest-earning assets for the period.*

For information regarding our net income and the components thereof and for management's analysis of our financial condition and results of operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 24. For information regarding the return on our assets and other selected financial data, see Selected Financial Data on page 22.

Asset/Liability Management

Savings institutions are affected by interest rate risks to the degree that their interest-bearing liabilities, consisting principally of customer deposits, FHLB advances, other borrowings and capital securities, mature or reprice on a different basis than their interest-earning assets, which consist predominantly of intermediate or long-term real estate loans. While having liabilities that on average mature or reprice more frequently than assets may be beneficial in times of declining interest rates, this asset/liability structure may result in declining net earnings during periods of rising interest rates. Our principal objectives are to actively monitor and manage the effects of adverse changes in interest rates on our net interest income while maintaining our asset quality. To improve the rate sensitivity and maturity balance of our interest-earning assets and liabilities, we have emphasized the origination of loans with adjustable interest rates or relatively short maturities. Loans with adjustable interest rates have the beneficial effect of allowing the yield on our assets to increase during periods of rising interest rates, although these loans have contractual limitations on the frequency and extent of interest rate adjustments.

For further information, see Lending Activities on page 2 and Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset/Liability Management and Market Risk on page 44.

Insurance Agency Activities

Downey Affiliated Insurance Agency was incorporated on January 25, 1995, as Downey's wholly owned subsidiary. We capitalized Downey Affiliated Insurance Agency on February 24, 1995 with $400,000. In the 1995 second quarter, Downey Affiliated Insurance Agency commenced operations at which time representatives of Downey Affiliated Insurance Agency were available in our branches to offer annuity products. During 1996, Downey Affiliated Insurance Agency began offering forced-placed casualty insurance policies on mortgage loans and stopped offering annuity products. The offering of forced-placed casualty insurance policies ceased in April 1999.

REAL ESTATE INVESTMENT ACTIVITIES

In addition to our primary business of banking, which has been described above, we are also involved in real estate investment activities, which are conducted primarily through DSL Service Company, a wholly owned subsidiary of the Bank. DSL Service Company is a diversified real estate development company which was established in 1966 as a neighborhood shopping center and residential tract developer. Today its capabilities include development, construction and property management activities relating to its portfolio of projects primarily within California, but also in Arizona. In addition to DSL Service Company developing its own real estate projects, it associates with other qualified developers to engage in joint ventures. The primary revenue sources of our real estate investment activities include net rental income and gains from the sale of real estate investments. The primary expenses of our real estate investment activities are interest expense and general and administrative expense.

Due to federal law, the Bank is prohibited from making new investments in real estate development and joint venture operations and is required to deduct the full amount of its investment in DSL Service Company in calculating its applicable ratios under the core, tangible and risk-based capital standards. Savings associations generally may invest in service corporation subsidiaries, like DSL Service Company, to the extent of 2% of the association's assets, plus up to an additional 1% of assets for investments which serve primarily community, inner-city or community development purposes. In addition, "conforming loans" by the Bank to DSL's joint venture partnerships are limited to 50% of the Bank's risk-based capital. "Conforming loans" are those generally limited to 80% of appraised value, bear a market rate of interest and require payments sufficient to amortize the principal balance of the loan. We are in compliance with each of these investment limitations.

To the extent Downey or a subsidiary of Downey, other than the Bank or its subsidiaries, makes real estate investments, the above-mentioned capital deductions and limitations do not apply, as they only pertain to the specific investments by savings associations or their subsidiaries.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investments in Real Estate and Joint Ventures on page 39.

COMPETITION

We face competition both in attracting deposits and in making loans. Our most direct competition for deposits has historically come from other savings institutions and from commercial banks located in our principal market areas, including many large financial institutions based in other parts of the country or their subsidiaries. In addition, we face additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. Our ability to attract and retain savings deposits depends, generally, on our ability to provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities and the appropriate level of customer service.

We experience competition for real estate loans principally from other savings institutions, commercial banks, mortgage banking companies and insurance companies. We compete for loans principally through our interest rates and loan fees we charge and our efficiency and quality of services we provide borrowers and real estate brokers.

EMPLOYEES

At December 31, 2002, we had 2,352 full-time employees and 640 part-time employees. We provide our employees with health and welfare benefits and a retirement and savings plan. Additionally, we offer qualifying employees participation in our stock purchase plan. Our employees are not represented by any union or collective bargaining group, and we consider our employee relations to be good.

REGULATION

General

Federal and state law extensively regulate savings and loan holding companies and savings associations. This regulation is intended primarily to protect our depositors and the SAIF and is not for the benefit of our stockholders. Below we describe some of the regulations applicable to us and the Bank. We do not claim this discussion is complete and qualify our discussion by reference to applicable statutory or regulatory provisions.

Regulation of Downey

General. We are a savings and loan holding company and are subject to regulatory oversight by the OTS. We are required to register and file reports with the OTS and are regulated and examined by the OTS. The OTS has enforcement authority over us, which also permits the OTS to restrict or prohibit our activities that it determines to be a serious risk to the Bank.

Activities Restrictions. As a savings and loan holding company with only one savings and loan association subsidiary, we generally are not limited by OTS activity restrictions, provided the Bank satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association in the Internal Revenue Code. If we acquire control of another savings association as a separate subsidiary of Downey, we would become a multiple savings and loan holding company. As a multiple savings and loan holding company, our activities, other than the activities of the Bank or any other SAIF-insured savings association, would become subject to restrictions applicable to bank holding companies unless these other savings associations were acquired in a supervisory acquisition and each also satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association. Furthermore, if in the future we sold control of the Bank to any other company, such company would not succeed to our grandfathered status as a unitary thrift holding company and would be subject to the same business activity restrictions as a bank holding company. For more information, see Restrictions on Acquisitions below and Regulation of the Bank—Qualified Thrift Lender Test on page 13.

Restrictions on Acquisitions. We must obtain approval from the appropriate bank regulatory agencies before acquiring control of any insured depository institution. The OTS generally prohibits these types of acquisitions if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, the OTS permits interstate acquisitions if the acquisition is authorized by specific state authorization or a supervisory acquisition of a failing savings association.

Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control" of a federally insured savings association unless the person gives at least 60 days written notice to the OTS. The OTS then has the opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of this type of an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS.

Financial Holding Company Legislation. On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was signed into law. This law established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company to engage in a full range of financial activities through a new entity known as a "Financial Holding Company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, related or incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

GLBA provides that no company may acquire control of an insured savings association, unless that company engages, and continues to engage, only in the financial activities permissible for a Financial Holding Company, unless grandfathered as a unitary savings and loan holding company. Downey is a grandfathered unitary savings and loan holding company and we may continue to operate under present law as long as we continue to control only the Bank and the Bank continues to meet the qualified thrift lender test.

We do not believe that this law will have a material adverse effect on our operations in the near-term. However, to the extent that GLBA permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. GLBA is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies, such as Downey, already possess. Nevertheless, GLBA may increase the competition that we face from larger institutions and other types of companies offering financial products, many of which may have greater financial resources than we do. In addition, GLBA may have an anti-takeover effect because it may tend to limit the range of potential acquirers of Downey to other savings and loan holding companies and Financial Holding Companies.

The Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act was signed into law. This new legislation addresses accounting oversight and corporate governance matters, including:

- the creation of a five-member oversight board appointed by the Securities and Exchange Commission ("SEC") that will set standards for accountants and have investigative and disciplinary powers;
- the prohibition of accounting firms from providing various types of consulting services to public clients and requiring accounting firms to rotate partners among public client assignments every five years;

- increased penalties for financial crimes;
- expanded disclosure of corporate operations and internal controls and certification of financial statements;
- enhanced controls on and reporting of insider trading; and
- statutory separations between investment bankers and analysts.

Various aspects of the new legislation are dependent upon subsequent rulemaking by the SEC. We are currently evaluating what impact the new legislation and its implementing regulations will have upon our operations, including a potential increase in certain outside professional costs.

Regulation of the Bank

General. The OTS and the FDIC extensively regulate the Bank because the Bank is a federally chartered, SAIF-insured savings association. The Bank must ensure that its lending activities and its other investments comply with various statutory and regulatory requirements. The Bank is also regulated by the Federal Reserve.

The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the Bank's Board of Directors to consider with respect to any deficiencies the OTS or the FDIC finds in the Bank's operations. Federal and state laws also regulate the relationship between the Bank and its depositors and borrowers, especially in matters regarding the ownership of savings accounts and the documents used by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition. In addition, the Bank must obtain regulatory approvals before entering into some transactions like mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily to protect the SAIF and our depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and adequate loan loss reserves for regulatory purposes. Any change in regulations, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on us, the Bank and our operations.

Insurance of Deposit Accounts. The SAIF, as administered by the FDIC, insures the Bank's deposit accounts up to the maximum amount permitted by law. The FDIC may terminate insurance of deposits upon a finding that the institution:

- has engaged in unsafe or unsound practices;
- is in an unsafe or unsound condition to continue operations; or
- has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system as of December 31, 2002, SAIF members paid within a range of 0% to 0.27% of insured domestic deposits, depending upon the institution's risk classification. This risk classification is based on an institution's capital group and supervisory subgroup assignment.

The Bank also pays, in addition to its normal deposit insurance premium as a member of the SAIF, assessments towards the retirement of the Financing Corporation Bonds (known as FICO Bonds) issued in the 1980s to assist in the recovery of the savings and loan industry. These assessments will continue until the FICO Bonds mature in 2017. For the last quarter of fiscal 2002, this assessment was equal to approximately 0.017% of insured deposits.

Regulatory Capital Requirements. The Bank must meet regulatory capital standards to be deemed in compliance with OTS capital requirements. OTS capital regulations require savings associations to meet the following three capital standards:

- tangible capital equal to 1.5% of total adjusted assets;
- leverage capital, or "core capital," equal to 3% of total adjusted assets for institutions such as the Bank; and

- risk-based capital equal to 8.0% of total risk-based assets.

The OTS views its capital regulation requirements as minimum standards, and it expects most institutions to maintain capital levels well above the minimum. In addition, the OTS regulations provide that the OTS may establish minimum capital levels higher than those provided in the regulations for individual savings associations, upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others, a savings association:

- has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, other risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk;
- is growing, either internally or through acquisitions, at a rate that presents supervisory issues; or
- may be adversely affected by activities or the condition of its holding company, affiliates, subsidiaries or other persons, or savings associations with which it has significant business relationships.

The Bank is not required to meet any individual minimum regulatory capital requirement. At December 31, 2002, the Bank's regulatory capital exceeded all minimum regulatory capital requirements.

As a result of a number of federally insured financial institutions extending their lending risk selection standards to attract lower credit quality borrowers due to their loans having higher interest rates and fees, the federal banking regulatory agencies jointly issued Interagency Guidelines on Subprime Lending. Subprime lending involves extending credit to individuals with less than perfect credit histories.

The guidelines consider subprime lending a high-risk activity that is unsafe and unsound if the risks associated with subprime lending are not properly controlled. Specifically, the 2002 guidelines direct examiners to expect regulatory capital one and one-half to three times higher than that typically set aside for prime assets for institutions that:

- have subprime assets equal to 25% or higher of Tier 1 capital, or
- have subprime portfolios experiencing rapid growth or adverse performance trends, are administered by inexperienced management, or have inadequate or weak controls.

Our subprime portfolio, pursuant to our definition, represented 168% of Tier 1 capital as of year-end 2002. Subsequent to year end, the OTS notified us that beginning March 31, 2003, we will need to risk weight our subprime residential loans at 75% versus their current 50% risk weighting. This change will increase the required regulatory capital associated with our subprime loans by one and one-half times that of prime residential loans. For further information regarding the impact of this change to our capital ratios, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Regulatory Capital Compliance on page 61.

The Home Owners' Loan Act permits savings associations not in compliance with the OTS capital standards to seek an exemption from penalties or sanctions for noncompliance. The OTS will grant an exemption only if the savings association meets strict requirements. In addition, the OTS must deny the exemption in some circumstances. If the OTS does grant an exemption, the savings association still may be exposed to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Prompt Corrective Action. The OTS's prompt corrective action regulation requires the OTS to take mandatory actions and authorizes the OTS to take discretionary actions against a savings association that falls within undercapitalized capital categories specified in the regulation.

The regulation establishes five categories of capital classification:

- "well capitalized;"
- "adequately capitalized;"
- "undercapitalized;"
- "significantly undercapitalized;" and

- "critically undercapitalized."

The regulation uses an institution's risk-based capital, leverage capital and tangible capital ratios to determine the institution's capital classification. At December 31, 2002, the Bank exceeded the capital requirements of a well capitalized institution under applicable OTS regulations.

Loans-to-One-Borrower. Savings associations generally are subject to the lending limits applicable to national banks. With limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower, including some related entities of the borrower, at one time may not exceed:

- 15% of the unimpaired capital and surplus of the institution, plus
- an additional 10% of unimpaired capital and surplus if the loans are fully secured by readily marketable collateral.

Savings associations are additionally authorized to make loans to one borrower, for any purpose:

- in an amount not to exceed $500,000; or
- by order of the Director of OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:
  - the purchase price of each single-family dwelling in the development does not exceed $500,000;
  - the savings association is in compliance with its capital requirements;
  - the loans comply with applicable loan-to-value requirements; and
  - the aggregate amount of loans made under this authority does not exceed 15% of unimpaired capital and surplus.

At December 31, 2002, the Bank's loans-to-one-borrower limit was $135 million based upon the 15% of unimpaired capital and surplus measurement.

Qualified Thrift Lender Test. The OTS requires savings associations to meet a qualified thrift lender test. The test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in the Home Owners' Loan Act or by meeting the definition of a "domestic building and loan association." Qualified thrift investments are primarily residential mortgages and related investments, including some mortgage-related securities. The required percentage of investments under the Home Owners' Loan Act is 65% of assets while the Internal Revenue Code requires investments of 60% of assets. An association must be in compliance with the qualified thrift lender test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations failing to meet the qualified thrift lender test are generally allowed only to engage in activities permitted for both national banks and savings associations.

The FHLB also relies on the qualified thrift lender test. A savings association will only enjoy full borrowing privileges from an FHLB if the savings association is a qualified thrift lender. As of December 31, 2002, the Bank was in compliance with its qualified thrift lender test requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Transactions between a savings association and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act and regulations. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

In general, a savings association and its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate; and
- to an amount equal to 20% of the association's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- a loan or extension of credit to an affiliate;
- a purchase of investment securities issued by an affiliate;
- a purchase of assets from an affiliate, with some exceptions;
- the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or
- the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under the OTS regulations:

- a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;
- a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;
- a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a fair value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except for:

- a financial subsidiary;
- a subsidiary controlled by one or more affiliates;
- an Employee Stock Option Plan ("ESOP"); or
- a subsidiary which the OTS or the Federal Reserve determines to be an affiliate.

The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail and provide that specified classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

Capital Distribution Limitations. A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:

- they are eligible for expedited treatment under OTS regulations;
- they would remain adequately capitalized after the distribution;
- the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years; and
- the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations.

Any other situation would require an application to the OTS. The OTS may disapprove an application or notice if the proposed capital distribution would:

- make the savings association undercapitalized, significantly undercapitalized or critically undercapitalized;
- raise safety or soundness concerns; or
- violate a statute, regulation or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS approved application or notice.

Privacy. Under the Financial Services Modernization Act, federal banking regulators adopted rules that will limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to those rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

USA Patriot Act of 2001. On October 26, 2001, the USA Patriot Act was signed into law. The Patriot Act is intended to strengthen U.S law enforcement and the intelligence communities' ability to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws in addition to current requirements and requires various regulations, including:

- due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-US persons;
- standards for verifying customer identification at account opening;
- rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;
- reports by non-financial businesses filed with the Treasury Department's Financial Crimes Enforcement Network for cash transactions exceeding $10,000; and
- the filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

On July 23, 2002, the U.S. Treasury proposed regulations requiring institutions to incorporate into their written money laundering plans a Board of Director approved customer identification program implementing reasonable procedures to:

- *verify the identity of any person seeking to open an account, to the extent reasonable and practicable;*
- maintain records of the information used to verify the person's identity; and
- determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.

"Account" is defined as a formal banking or business relationship established to provide ongoing services, dealings, or other financial transactions. We do not expect the proposed regulations will have a material impact on our operations.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS may require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related OTS regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions.

Federal Home Loan Bank System. The Bank is a member of the FHLB system. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

As an FHLB member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of:

- 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year;
- 5% of its FHLB advances or borrowings; or
- $500.

At December 31, 2002, the Bank had $118 million of FHLB stock, an amount in excess of our required investment of $108 million.

The GLBA made significant reforms to the FHLB system, including:

- Expanded Membership – (i) expands the uses for, and types of, collateral for advances; (ii) eliminates bias toward qualified thrift lenders; and (iii) removes capital limits on advances using real estate related collateral (*e.g.*, commercial real estate and home equity loans).
- New Capital Structure – each FHLB is allowed to establish two classes of stock: Class A is redeemable within six months of notice; and Class B is redeemable within five years notice. Class B is valued at 1.5 times the value of Class A stock. Each FHLB will be required to maintain minimum capital equal to 5% of equity. Each FHLB, including our FHLB of San Francisco, submitted capital plans for review and approval by the Federal Housing Finance Board.
- Voluntary Membership – federally chartered savings associations, such as the Bank, are no longer required to be members of the system.
- REFCorp Payments – changes the amount paid by the system on debt incurred in connection with the thrift crisis in the late 1980s from a fixed amount to 20% of net earnings after deducting certain expenses.

The new capital plan for the FHLB of San Francisco was approved by the Federal Housing Finance Board on June 12, 2002. The FHLB of San Francisco has not yet established an implementation date for the new capital plan, with implementation required by June 2005. The Bank will receive at least 240 days written notice of the implementation date. The new capital plan incorporates a single class of stock and requires each member to own stock in an amount equal to the greater of:

- a membership stock requirement, or
- an activity based stock requirement.

The new capital stock is redeemable on five years written notice, subject to certain conditions.

We do not believe that the initial implementation of the new capital plan for the FHLB of San Francisco as approved will have a material impact upon our financial condition, cash flows, or results of operations. However, to maintain membership, the Bank could be required to purchase as much as 50% additional capital stock or sell as much as 50% of its proposed capital stock requirement at the discretion of the FHLB of San Francisco.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their transaction accounts and non-personal time deposits. These transaction accounts include checking, NOW and Super NOW checking accounts. The balances a savings association maintains to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy the OTS's liquidity requirements that are imposed by the OTS. At December 31, 2002, the Bank was in compliance with these requirements.

Proposed Legislation. From time to time, new laws are proposed that could have an effect on the financial institutions industry. For example, legislation is currently being considered in the U.S. House of Representatives Financial Institutions Subcommittee which would:

- merge the Bank Insurance Fund ("BIF") and the SAIF;
- increase the current deposit insurance coverage limit for insured deposits to $130,000 and index future coverage limits to inflation;
- increase deposit insurance coverage limits for municipal deposits;
- double deposit insurance coverage limits for individual retirement accounts; and
- smooth out bank deposit insurance premiums to avoid sharp increases during times of recession.

While we cannot predict whether such proposals will eventually become law, they could have an effect on our operations and the way we conduct business.

Regulation of DSL Service Company

DSL Service Company is licensed as a real estate broker under the California Real Estate Law and as a contractor with the Contractors State License Board. Thus, the real estate investment activities of DSL Service Company, including development, construction and property management activities relating to its portfolio of projects, are governed by a variety of laws and regulations. Changes occur frequently in the laws and regulations or their interpretation by agencies and the courts. DSL Service Company must comply with various federal, state and local laws, ordinances, rules and regulations concerning zoning, building design, construction, hazardous waste and similar matters. Environmental laws and regulations also affect the operations of DSL Service Company, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time and expense in connection with DSL Service Company's real estate activities.

With regard to environmental matters, the construction products industry is regulated by federal, state and local laws and regulations pertaining to several areas including human health and safety and environmental compliance. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, as well as analogous laws in some states, create joint and several liability for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. Among those who may be held jointly and severally liable are:

- those who generated the waste;
- those who arranged for disposal;
- those who owned or operated the disposal site or facility at the time of disposal; and
- current owners.

In general, this liability is imposed in a series of governmental proceedings initiated by the government's identification of a site for initial listing as a "Superfund site" on the National Priorities List or a similar state list and the government's identification of potentially responsible parties who may be liable for cleanup costs. None of the DSL Service Company's project sites is listed as a "Superfund site."

In addition, California courts have imposed warranty-like responsibility upon developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent.

As a licensed entity, DSL Service Company is also examined and supervised by the California Department of Real Estate and the Contractors State License Board.

TAXATION

Federal. Savings institutions are taxed like other corporations for federal income tax purposes, and are required to comply with income tax statutes and regulations similar to those applicable to large commercial banks. The Bank's bad debt deduction is determined under the specific charge-off method, which allows the Bank to take an income tax deduction for loans determined to be wholly or partially worthless.

In addition to the regular income tax, corporations are also subject to an alternative minimum tax. This tax is computed at 20% of the corporation's regular taxable income, after taking certain adjustments into account. The alternative minimum tax applies to the extent that it exceeds the regular income tax liability.

A corporation that incurs alternative minimum tax generally is entitled to take this tax as a credit against its regular tax liability in later years to the extent that the regular tax liability in these later years exceeds the alternative minimum tax.

State. The Bank uses California's financial corporation income tax rate to compute its California franchise tax liability. This rate is higher than the California non-financial corporation income tax rate because the financial corporation rate reflects an amount "in lieu" of local personal property and business license taxes that are paid by non-financial corporations, but not by banks or other financial corporations. The financial corporation income tax rate was 10.84% for both 2002 and 2001.

The Bank files a California franchise tax return on a combined reporting basis. Other income and franchise tax returns are filed on a separate-entity basis in various other states. The Bank anticipates that additional state income and franchise tax returns will be required in future years as its lending business expands nationwide.

The Internal Revenue Service and various state taxing authorities have examined the Bank's tax returns for all tax years through 1997. Management believes it has adequately provided for potential exposure to issues that may be raised by tax auditors in the years subsequent to 1997, which remain open to review.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

In addition to the other information contained in this report, the following risks may affect us. If any of these risks occur, our business, financial condition or operating results could be adversely affected.

Our California business focus and economic conditions in California could adversely affect our operations.

Downey is headquartered in and its operations are concentrated in California. As a result of this geographic concentration, our results depend largely upon economic and business conditions in this state. The economy in our market areas has exhibited weakness. Deterioration of economic conditions in California could have a material adverse impact on the quality of our loan and real estate portfolios and the demand for our products and services.

Significant changes in interest rates could adversely affect our performance and results of operations.

If interest rates vary substantially from present levels, our results may differ materially from recent levels. Changes in interest rates will influence the growth of loans, investments and deposits and affect the rates received on loans and investment securities and paid on deposits. Changes in interest rates also affect the value of our recorded mortgage servicing rights on loans we service for others, generally increasing in value as interest rates rise and declining as interest rates fall. If interest rates were to increase significantly, the economic feasibility of real estate investment activities also could be adversely affected.

We are subject to government regulation and federal monetary policy that could limit or restrict our activities, which could adversely affect our operations.

The financial services industry is subject to extensive federal and state supervision and regulation. Significant new laws or changes in, or repeals of, existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for Downey, primarily through open market operations in United States government securities, the discount rate for borrowings and reserve requirements. A material change in these conditions would be likely to have a material impact on our results.

Competition may adversely affect our performance.

The banking and financial services business in our market areas is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the expectation of continued consolidation among financial services providers. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our products to decline. Our results may differ in future periods depending on the nature or level of competition.

If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. While we have adopted underwriting and loan quality monitoring systems, procedures and credit policies, including the establishment and review of the allowance for loan losses, such policies and procedures, may not prevent unexpected losses that could materially affect our results.

Because Downey operates as a holding company, changes in the ability of the Bank to pay dividends may adversely affect Downey's ability to pay dividends.

Although we have been paying regular quarterly dividends, our ability to pay dividends to our stockholders depends to a large extent upon the dividends we receive from the Bank. Dividends paid by the Bank are subject to restrictions under various federal and state banking laws. In addition, the Bank must maintain certain capital levels, which may restrict the ability of the Bank to pay dividends to us. The Bank's regulators have the authority to prohibit the Bank or us from engaging in unsafe or unsound practices in conducting our business. As a consequence, the Bank regulators could deem the payment of dividends by the Bank to be an unsafe or unsound practice, depending on the Bank's financial condition or otherwise, and prohibit such payments. If the Bank were unable to pay dividends to us, we might cease paying or reduce the rate or frequency at which we pay dividends to stockholders until such time that the Bank could again pay us dividends.

Terrorist activities could cause reductions in investor confidence and substantial volatility in real estate and securities markets.

It is impossible to predict the extent to which terrorist activities may occur in the United States or, if they occur, the extent of the effect on a particular security issue. Moreover, it is uncertain what effects any past or future terrorist activities and/or any consequent actions on the part of the United States Government and others will have on the United States and world financial markets; local, regional and national economies; real estate markets across the United States; and/or particular business segments. Among other things, reduced investor confidence could result in substantial volatility in securities markets, a decline in real estate related investments and in increase in defaults on loans. Such unexpected losses could materially affect our results of operations.

ITEM 2. PROPERTIES

BRANCHES

The corporate offices of Downey, the Bank and DSL Service Company are located at 3501 Jamboree Road, Newport Beach, California 92660. Part of that corporate facility houses a branch office of the Bank. Certain departments (warehousing, record retention, etc.) are located in other owned and leased facilities in Orange County, California. The majority of our administrative operations, however, are located in our corporate headquarters.

At December 31, 2002, we had 165 branches. We owned the building and land occupied by 61 of our branches and we owned one branch building on leased land. We operate branches in 103 locations (including 93 in-store locations) with leases or licenses expiring at various dates through August 2011, with options to extend the term.

The net book value of our owned branches, including the one on leased land, totaled $84 million at December 31, 2002, and the net book value of our leased branch offices totaled $4 million at December 31, 2002. The net book value of our furniture and fixtures, including electronic data processing equipment, was $26 million at December 31, 2002.

For additional information regarding our offices and equipment, see Note 1 on page 72 and Note 8 on page 88 of Notes to Consolidated Financial Statements.

ELECTRONIC DATA PROCESSING

We utilize a mainframe computer system and use various internally developed and third-party vendors' software for retail deposit operations, loan servicing, accounting and loan origination functions, including our operations conducted over the Internet. The net book value of our electronic data processing equipment, including personal computers and software, was $12 million at December 31, 2002.

ITEM 3. LEGAL PROCEEDINGS

We have been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to shareholders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PCX") under the trading symbol "DSL." At February 28, 2003, we had approximately 725 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 27,928,722 outstanding shares of common stock.

The following table sets forth for the quarters indicated the range of high and low sale prices per share of our common stock as reported on the NYSE Composite Tape.

	2002				*2001*			
	4th Quarter	*3rd Quarter*	*2nd Quarter*	*1st Quarter*	*4th Quarter*	*3rd Quarter*	*2nd Quarter*	*1st Quarter*
High	$41.55	$49.25	$55.56	$48.83	$44.46	$58.81	$48.85	$54.31
Low	31.32	33.34	46.70	41.84	32.98	40.61	41.44	39.45
End of period	39.00	34.25	47.30	45.60	41.25	44.13	47.26	45.30

During 2002 and 2001, we paid quarterly cash dividends of $0.09 per share, or $0.36 per share annually. Total cash dividends were $10.1 million in 2002 and $10.2 million in 2001. On February 21, 2003, we paid a $0.09 per share quarterly cash dividend, aggregating $2.5 million.

We may pay additional dividends out of funds legally available therefor at such times as the Board of Directors determines that dividend payments are appropriate. The Board of Directors' policy is to consider the declaration of dividends on a quarterly basis.

The payment of dividends by the Bank to Downey is subject to OTS regulations. For further information regarding these regulations, see Business—Regulation—Regulation of the Bank—Capital Distribution Limitations on page 14.

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)	2002	2001	2000	1999	1998
Income statement data					
Total interest income	$633,038	$808,381	$784,360	$533,751	$440,404
Total interest expense	317,640	502,811	521,885	326,273	266,057
Net interest income	315,398	305,570	262,475	207,478	174,347
Provision for loan losses	939	2,564	3,251	11,270	3,899
Net interest income after provision for loan losses	314,459	303,006	259,224	196,208	170,448
Other income, net:					
Loan and deposit related fees	47,220	50,486	30,089	20,097	15,645
Real estate and joint ventures held for investment, net	10,250	3,885	8,798	19,302	22,363
Secondary marketing activities:					
Loan servicing income (loss), net	(39,629)	(11,373)	(3,628)	1,672	259
Net gains on sales of loans and mortgage-backed securities	45,860	22,432	3,297	14,806	6,462
Net gains on sales of mortgage servicing rights	331	934	-	-	-
Net gains (losses) on sales of investment securities	219	329	(106)	288	68
Gain on sale of subsidiary (1)	-	-	9,762	-	-
Other	2,431	1,843	2,342	3,113	2,556
Total other income, net	66,682	68,536	50,554	59,278	47,353
Operating expense:					
General and administrative expense	186,644	162,496	136,189	144,382	115,890
Net operation of real estate acquired in settlement of loans	11	239	818	19	260
Amortization of excess cost over fair value of branch acquisitions (2)	-	457	462	474	510
Total operating expense	186,655	163,192	137,469	144,875	116,660
Net income (1)	$112,293	$120,181	$ 99,251	$ 63,804	$ 57,973
Per share data					
Earnings per share—Basic (1)	$ 3.99	$ 4.26	$ 3.52	$ 2.27	$ 2.06
Earnings per share—Diluted (1)	3.99	4.25	3.51	2.26	2.05
Book value per share at end of period	29.47	26.01	22.15	18.91	17.08
Stock price at end of period	39.00	41.25	55.00	20.19	25.44
Cash dividends paid	0.36	0.36	0.36	0.35	0.32
Selected financial ratios					
Effective interest rate spread	2.91%	2.91%	2.66%	2.88%	3.08%
Efficiency ratio (3)	50.23	43.93	46.23	58.41	58.16
Return on average assets (1)	1.00	1.11	0.97	0.85	0.98
Return on average equity (1)	14.42	17.81	17.17	12.70	12.71
Dividend payout ratio	9.02	8.45	10.22	15.44	15.33
Loan activity					
Loans originated	$10,445,978	$8,128,285	$5,218,368	$7,132,486	$4,071,262
Loans and mortgage-backed securities purchased	1,497,645	216,214	18,828	49,669	7,463
Loans and mortgage-backed securities sold	7,103,861	4,553,944	1,662,600	2,386,958	1,740,416
Balance sheet summary (end of period)					
Total assets	$11,978,151	$11,105,030	$10,893,863	$9,407,540	$6,270,419
Loans and mortgage-backed securities	10,976,942	10,132,413	10,084,353	8,746,063	5,788,365
Investments, cash and cash equivalents	590,092	551,823	439,968	299,698	215,086
Deposits	9,238,350	8,619,566	8,082,689	6,562,761	5,039,733
Borrowings	1,624,084	1,522,712	1,978,572	2,122,780	703,720
Capital securities	120,000	120,000	120,000	120,000	-
Stockholders' equity	823,104	733,896	624,636	532,418	480,566
Loans serviced for others	8,316,236	5,805,811	3,964,462	2,923,778	1,040,264
Average balance sheet data					
Assets	$11,230,354	$10,850,683	$10,217,371	$7,501,228	$5,918,507
Loans	10,336,951	10,033,155	9,514,978	6,937,342	5,345,380
Deposits	8,768,204	8,701,424	7,290,850	5,697,292	5,102,045
Stockholders' equity	778,463	674,972	577,979	502,412	456,237

(Dollars in Thousands, Except Per Share Data)	*2002*	*2001*	*2000*	*1999*	*1998*
Capital ratios					
Average stockholders' equity to average assets	6.93%	6.22%	5.66%	6.70%	7.71%
Bank only—end of period (4):					
Core and tangible capital	6.92	7.10	6.42	6.27	6.83
Risk-based capital	14.08	14.53	12.94	12.14	12.88
Selected asset quality data (end of period)					
Total non-performing assets	$ 79,814	$ 92,632	$ 54,974	$ 39,194	$ 27,419
Non-performing assets as a percentage of total assets	0.67%	0.83%	0.50%	0.42%	0.44%
Allowance for loan losses:					
Amount	$ 34,999	$ 36,120	$ 34,452	$ 38,342	$ 31,517
As a percentage of non-performing loans	51.89%	46.76%	76.63%	116.25%	140.86%

(1) In 2000, a $5.6 million after-tax gain was recognized from the sale of Downey Auto Finance Corp. Excluding the gain, 2000 net income would have been $93.6 million or $3.33 per share on a basic basis and $3.32 per share on a diluted basis, the return on average assets would have been 0.92% and the return on average equity would have been 16.20%.

(2) During the fourth quarter of 2002, we adopted SFAS 147, which required us to cease the amortization of goodwill as of January 1, 2002.

(3) The amount of general and administrative expense incurred for each $1 of net interest income plus other income, except for income associated with real estate held for investment and securities gains or losses.

(4) For more information regarding these ratios, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Regulatory Capital Compliance on page 61.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates, credit quality and government regulation. For additional information concerning these factors, see Business—Factors That May Affect Future Results Of Operations on page 18.

OVERVIEW

Our net income for 2002 totaled $112.3 million or $3.99 per share on a diluted basis, down from last year's record of $120.2 million or $4.25 per share, but second highest in Downey's history. During the year, we repurchased 306,300 shares of common stock at an average price per share of $39.73, leaving $38 million of the $50 million authorization available for future share repurchases.

The decline in our net income between years reflected lower net income from our banking operations, as net income from our real estate operations increased $5.5 million to $6.2 million due primarily to higher gains from sales and lower operating expense. Net income from our banking operations totaled $106.1 million, down $13.4 million due to the following:

- a $28.3 million higher loss from loan servicing due primarily to higher provisions to the valuation allowance for mortgage servicing rights reflecting the continued decline in market interest rates that increased the actual and expected rate of prepayments on loans we service for others;
- a $26.3 million increase in operating expense due to higher costs associated with the increased number of branch locations and higher loan origination activity; and
- a $7.3 million decline in loan related fees due to lower prepayment fees.

Those unfavorable items were partially offset by the following:

- a $23.4 million increase in net gains on sales of loans and mortgage-backed securities due to a record volume of sales and the favorable impact from the SFAS 133 valuation of derivatives associated with the sale of loans;
- a $9.8 million increase in net interest income due to higher interest-earning assets;
- a $4.1 million increase in deposit related fees; and
- a $1.6 million decline in provision for loan losses.

For 2002, our return on average assets was 1.00% and our return on average equity was 14.42%. These compare to our 2001 returns of 1.11% on average assets and 17.81% on average equity.

Our single family loan originations increased from $8.0 billion in 2001 to a record $10.7 billion in 2002, of which $6.2 billion were originated for sale in the secondary market. Of the 2002 total, $4.5 billion represented originations of loans for portfolio, of which $520 million were subprime credits. In addition to single family loans, we originated $269 million of other loans during the year, including $181 million of construction and land loans.

Our assets increased $873 million or 7.9% during 2002 to $12.0 billion at year end, following a 1.9% increase during 2001. We primarily funded our asset growth with deposits that increased $619 million or 7.2% to a record year-end level of $9.2 billion at December 31, 2002.

Non-performing assets totaled $80 million at December 31, 2002, down from $93 million a year ago. The decrease was due primarily to a decline in our residential non-performers. When measured as a percentage of total assets, our non-performing assets dropped from 0.83% at year-end 2001 to 0.67% at year-end 2002.

At December 31, 2002, the Bank exceeded all regulatory capital tests, with capital-to-asset ratios of 6.92% for both tangible and core capital and 14.08% for risk-based capital. These capital levels are significantly above the "well capitalized" standards defined by the federal banking regulators of 5% for core and tangible capital and 10% for risk-based capital. For further information, see Business—Regulation—Regulation of the Bank—Insurance of Deposit Accounts on page 11, Financial Condition—Investments in Real Estate and Joint Ventures on page 39 and Financial Condition—Regulatory Capital Compliance on page 61.

Critical Accounting Policies

We have established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to the Consolidated Financial Statements beginning on page 72. Certain accounting policies require us to make significant estimates and assumptions which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

We believe the following are critical accounting policies that require the most significant estimates and assumptions that are particularly susceptible to significant change in the preparation of our financial statements:

- Allowance for losses on loans and real estate. For further information, see Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 53 and Note 1 of Notes to the Consolidated Financial Statements on page 72.
- Valuation of mortgage servicing rights. For further information, see Note 1 on page 72 and Note 10 on page 89 of Notes to the Consolidated Financial Statements.
- Valuation of expected rate lock commitments. For further information, see Note 1 on page 72 and Note 20 on page 101 of Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the difference between the interest and dividends earned on loans, mortgage-backed securities and investment securities ("interest-earning assets") and the interest paid on deposits, borrowings and capital securities ("interest-bearing liabilities"). The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities principally affects net interest income.

Our net interest income totaled $315.4 million in 2002, up $9.8 million or 3.2% from 2001 and $52.9 million or 20.2% greater than 2000. The improvement during 2002 reflected higher interest-earning assets, as our effective interest rate spread was unchanged. Our average interest-earning assets increased by $343 million or 3.3% to $10.8 billion. Our effective interest rate spread averaged 2.91% in both 2002 and 2001, up from 2.66% in 2000.

The following table presents for the years indicated the total dollar amount of:

- interest income from average interest-earning assets and the resultant yields; and
- interest expense on average interest-bearing liabilities and the resultant costs, expressed as rates.

The table also sets forth our net interest income, interest rate spread and effective interest rate spread. The effective interest rate spread reflects the relative level of interest-earning assets to interest-bearing liabilities and equals:

- the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, divided by
- average interest-earning assets for the year.

The table also sets forth our net interest-earning balance—the difference between the average balance of interest-earning assets and the average balance of total deposits, borrowings and capital securities—for the years indicated. We included non-accrual loans in the average interest-earning assets balance. We included interest from non-accrual loans in interest income only to the extent we received payments and to the extent we believe we will recover the remaining principal balance of the loans. We computed average balances for the year using the average of each month's daily average balance during the years indicated.

(Dollars in Thousands)	2002 Average Balance	2002 Interest	2002 Average Yield/ Rate	2001 Average Balance	2001 Interest	2001 Average Yield/ Rate	2000 Average Balance	2000 Interest	2000 Average Yield/ Rate
Interest-earning assets:									
Loans	$10,336,951	$612,762	5.93%	$10,033,155	$782,784	7.80%	$ 9,514,978	$760,538	7.99%
Mortgage-backed securities	76,250	3,637	4.77	13,747	726	5.28	15,959	1,060	6.64
Investment securities	420,142	16,639	3.96	443,386	24,871	5.61	346,192	22,762	6.57
Total interest-earning assets	10,833,343	633,038	5.84	10,490,288	808,381	7.71	9,877,129	784,360	7.94
Non-interest-earning assets	397,011			360,395			340,242		
Total assets	$11,230,354			$10,850,683			$10,217,371		
Transaction accounts:									
Non-interest-bearing checking	$ 306,890	$ -	- %	$ 302,628	$ -	- %	$ 209,221	$ -	- %
Interest-bearing checking (1)	421,590	1,391	0.33	406,666	2,057	0.51	381,269	3,520	0.92
Money market	113,862	1,929	1.69	93,964	2,436	2.59	89,495	2,544	2.84
Regular passbook	3,042,839	69,113	2.27	1,118,287	34,553	3.09	796,212	27,841	3.50
Total transaction accounts	3,885,181	72,433	1.86	1,921,545	39,046	2.03	1,476,197	33,905	2.30
Certificates of deposit	4,883,023	172,108	3.52	6,779,879	385,809	5.69	5,814,653	345,398	5.94
Total deposits	8,768,204	244,541	2.79	8,701,424	424,855	4.88	7,290,850	379,303	5.20
Borrowings	1,410,762	60,936	4.32	1,219,484	65,793	5.40	2,118,497	130,419	6.16
Capital securities	120,000	12,163	10.14	120,000	12,163	10.14	120,000	12,163	10.14
Total deposits, borrowings and capital securities	10,298,966	317,640	3.08	10,040,908	502,811	5.01	9,529,347	521,885	5.48
Other liabilities	152,925			134,803			110,045		
Stockholders' equity	778,463			674,972			577,979		
Total liabilities and stockholders' equity	$11,230,354			$10,850,683			$10,217,371		
Net interest income/interest rate spread		$315,398	2.76%		$305,570	2.70%		$262,475	2.46%
Excess of interest-earning assets over deposits, borrowings and capital securities	$ 534,377			$ 449,380			$ 347,782		
Effective interest rate spread			2.91			2.91			2.66

(1) Included amounts swept into money market deposit accounts.

Changes in our net interest income are a function of both changes in rates and changes in volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, we have provided information on changes attributable to:

- changes in volume—changes in volume multiplied by comparative period rate;
- changes in rate—changes in rate multiplied by comparative period volume; and
- changes in rate/volume—changes in rate multiplied by changes in volume.

Interest-earning asset and interest-bearing liability balances used in the calculations represent annual average balances computed using the average of each month's daily average balance during the years indicated.

	2002 Versus 2001 Changes Due To				*2001 Versus 2000 Changes Due To*			
(In Thousands)	*Volume*	*Rate*	*Rate/ Volume*	*Net*	*Volume*	*Rate*	*Rate/ Volume*	*Net*
Interest income:								
Loans	$ 23,702	$(188,031)	$ (5,693)	$(170,022)	$ 41,418	$(18,182)	$ (990)	$ 22,246
Mortgage-backed securities	3,301	(70)	(320)	2,911	(147)	(217)	30	(334)
Investment securities	(1,304)	(7,311)	383	(8,232)	6,393	(3,345)	(939)	2,109
Change in interest income	25,699	(195,412)	(5,630)	(175,343)	47,664	(21,744)	(1,899)	24,021
Interest expense:								
Transaction accounts:								
Interest-bearing checking (1)	75	(715)	(26)	(666)	234	(1,591)	(106)	(1,463)
Money market	516	(844)	(179)	(507)	127	(224)	(11)	(108)
Regular passbook	59,465	(9,153)	(15,752)	34,560	11,262	(3,240)	(1,310)	6,712
Total transaction accounts	60,056	(10,712)	(15,957)	33,387	11,623	(5,055)	(1,427)	5,141
Certificates of deposit	(107,941)	(146,844)	41,084	(213,701)	57,336	(14,515)	(2,410)	40,411
Total interest-bearing deposits	(47,885)	(157,556)	25,127	(180,314)	68,959	(19,570)	(3,837)	45,552
Borrowings	10,320	(13,119)	(2,058)	(4,857)	(55,386)	(15,373)	6,133	(64,626)
Capital securities	-	-	-	-	-	-	-	-
Change in interest expense	(37,565)	(170,675)	23,069	(185,171)	13,573	(34,943)	2,296	(19,074)
Change in net interest income	$ 63,264	$ (24,737)	$(28,699)	$ 9,828	$ 34,091	$ 13,199	$(4,195)	$ 43,095

(1) Included amounts swept into money market deposit accounts.

Provision for Loan Losses

Provision for loan losses was $0.9 million in 2002, down from $2.6 million in 2001 and $3.3 million in 2000. The decrease is due primarily to an improvement in asset quality from a year ago.

For further information, see Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 53.

Other Income

Our total other income was $66.7 million in 2002, down from $68.5 million in 2001, but up from $50.6 million in 2000. The decline in our other income in 2002 was primarily due to a larger addition to the valuation allowance for mortgage servicing rights. The addition was reflected within the category of loan servicing loss and was necessary due to the drop in long-term interest rates, which resulted in an increase in the actual and projected rate at which loans serviced for others are expected to prepay, thereby shortening their expected average life. In addition, the decline in long-term interest rates reduced the expected value of associated custodial accounts. The pre-tax addition was $36.6 million, up from $10.6 million during 2001 and $6.1 million during 2000. Excluding the valuation allowances additions, our total other income would have been $103.3 million in 2002, up $24.2 million or

30.5% from the adjusted 2001 level and up $46.7 million or 82.4% from the adjusted 2000 level. This adjusted increase was primarily due to the following:

- a $23.4 million increase in net gains on sales of loans and mortgage-backed securities;
- a $6.4 million increase in income from real estate held for investment due to higher gains from sales; and
- a $4.1 million increase in deposit related fees.

Those favorable items were partially offset by a $7.3 million decline in loan related fees and a $2.2 million increase in the adjusted loss associated with our loan servicing activity.

Total other income increased $18.0 million during 2001 due primarily to a $20.4 million increase in loan and deposit related fees and a $20.1 million increase in net gains on sales of loans, mortgage-backed securities and mortgage servicing rights. Those favorable items were partially offset by the absence of a $9.8 million pre-tax gain associated with our sale of the indirect automobile finance subsidiary in 2000, an increase of $7.7 million in loan servicing losses as well as a decline of $4.9 million in income from real estate held for investment. Below is a further discussion of the major other income categories.

Loan and Deposit Related Fees

Loan and deposit related fees totaled $47.2 million in 2002, down from $50.5 million in 2001, but up from $30.1 million in 2000. Our current year loan related fees declined $7.3 million from 2001, due to a decline in loan prepayment fees. This decline was partially offset by a $4.1 million or 22.8% increase in our deposit related fees, primarily due to higher fees from our checking accounts.

The following table presents a breakdown of loan and deposit related fees during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*
Loan related fees:			
Prepayment fees	$15,999	$23,839	$11,195
Other fees	9,258	8,764	5,527
Deposit related fees:			
Automated teller machine fees	7,328	6,524	5,792
Other fees	14,635	11,359	7,575
Total loan and deposit related fees	$47,220	$50,486	$30,089

Real Estate and Joint Ventures Held for Investment

Income from our real estate and joint ventures held for investment totaled $10.3 million in 2002, up from $3.9 million in 2001 and $8.8 million in 2000. The current year increase of $6.4 million over 2001 reflected two factors. First, our net gains from sales increased by $5.9 million to $6.4 million. Of the increase, $4.8 million was related to joint venture projects reported in the category equity in net income from joint ventures. Second, our interest from joint venture advances increased by $0.6 million.

The table below sets forth the key components comprising our income from real estate and joint venture operations during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*
Rental operations, net of expenses	$ 2,102	$2,245	$2,572
Equity in net income from joint ventures	5,476	736	3,224
Interest from joint venture advances	1,024	468	887
Net gains on sales of wholly owned real estate	1,200	129	2,981
(Provision for) reduction of losses on real estate and joint ventures	448	307	(866)
Total income from real estate and joint ventures held for investment, net	$10,250	$3,885	$8,798

For additional information, see Financial Condition—Investments in Real Estate and Joint Ventures on page 39, Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 53 and Note 6 of Notes to Consolidated Financial Statements on page 83.

Secondary Marketing Activities

A loss of $39.6 million was recorded in loan servicing from our portfolio of loans serviced for others during 2002, compared to a loss of $11.4 million in 2001 and $3.6 million in 2000. The higher loss in 2002 primarily reflected a $36.6 million provision to the valuation allowance for mortgage servicing rights, up from $10.6 million in 2001. The current year valuation addition was associated with the decline in the fair value of our mortgage servicing rights due to the drop in long-term interest rates, which resulted in an increase in the actual and projected rate at which loans serviced for others are expected to prepay, thereby shortening their expected average life. Excluding the valuation additions, we incurred a loss of $3.0 million in 2002 in the loan servicing category, compared to a loss of $0.8 million in 2001. When a loan we service for others prepays, we benefit from the use of those proceeds from the time of repayment until we are required to remit the funds to the investor. That benefit results in a reduction of our borrowing costs within net interest income. Most of our loan servicing agreements, however, require us to pay interest to the investor up to the date we remit funds to them. Therefore, when the loan prepays, we remit to the investor more interest than we collect from the borrower. That additional interest cost, which we call pay-off and curtailment interest losses, appears as a reduction to income from servicing activities and totaled $5.1 million in 2002, up from $2.7 million in 2001 and $0.5 million in 2000. At December 31, 2002, we serviced $8.3 billion of loans for others, compared to $5.8 billion at December 31, 2001, and $4.0 billion at December 31, 2000.

The following table presents a breakdown of the components of our loan servicing loss for the years indicated.

(In Thousands)	*2002*	*2001*	*2000*
Income from servicing operations	$ 11,419	$ 9,028	$ 8,414
Amortization of MSRs	(14,435)	(9,813)	(5,968)
Provision for impairment	(36,613)	(10,588)	(6,074)
Total loan servicing loss, net	$(39,629)	$(11,373)	$(3,628)

Sales of loans and mortgage-backed securities we originated increased in 2002 to a record $6.0 billion from $4.6 billion in 2001 and $1.7 billion in 2000. Net gains associated with these sales totaled $45.6 million in 2002, up from $22.4 million in 2001 and $3.3 million in 2000. Included in the current year was a $6.1 million gain associated with the SFAS 133 impact of valuing derivatives associated with the sale of loans compared to a $6.0 million loss in 2001. Excluding the SFAS 133 gain, a gain of $39.5 million or 0.66% of loans sold was realized, up slightly from 0.62% in 2001. Net gains included the capitalization of mortgage servicing rights of $53.2 million in 2002, $44.4 million in 2001 and $18.5 million in 2000.

The following table presents a breakdown of the components of our net gains (losses) on sales of loans and mortgage-backed securities for the periods indicated.

(In Thousands)	*2002*	*2001*	*2000*
Mortgage servicing rights	$ 53,236	$ 44,391	$ 18,510
All other components excluding SFAS 133 (1)	(13,474)	(15,995)	(15,213)
SFAS 133 (2)	6,098	(5,964)	-
Total net gains on sales of loans and mortgage-backed securities	$ 45,860	$ 22,432	$ 3,297
Secondary marketing gain excluding SFAS 133 as percent of associated sales	0.66%	0.62%	0.20%

(1) Included a $0.3 million gain associated with the sale of $1.0 billion of mortgage-backed securities purchased during 2002.
(2) On January 1, 2001, SFAS 133 was adopted.

In addition to sales of loans and mortgage-backed securities, we also sold mortgage servicing rights related to $172 million of loans serviced for others during 2002 at an incremental gain of $0.3 million above the carrying value of the associated mortgage servicing rights. This compares to sales of $602 million in 2001 for a gain of $0.9 million.

For additional information concerning mortgage servicing rights, see Note 10 of Notes to Consolidated Financial Statements on page 89.

Other Category

The all other category of other income totaled $2.4 million in 2002, up from $1.8 million in 2001 and $2.3 million in 2000.

Operating Expense

Our operating expense totaled $186.7 million in 2002, up from $163.2 million in 2001 and $137.5 million in 2000. The current year increase was due to higher general and administrative expense, which increased by $24.1 million or 14.9%. That increase was primarily due to higher costs associated with an increased number of branch locations and higher loan origination activity.

The following table presents a breakdown of key components comprising operating expense during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*
Salaries and related costs	$119,514	$ 99,935	$ 82,522
Premises and equipment costs	30,694	26,016	23,220
Advertising expense	4,418	4,410	4,786
SAIF insurance premiums and regulatory assessments	3,078	3,051	2,626
Professional fees	1,435	5,452	3,319
Other general and administrative expense	27,505	23,632	19,716
Total general and administrative expense	186,644	162,496	136,189
Net operation of real estate acquired in settlement of loans	11	239	818
Amortization of excess cost over fair value of branch acquisitions (1)	-	457	462
Total operating expense	$186,655	$163,192	$137,469

(1) During the fourth quarter of 2002, Downey adopted SFAS 147, which required us to cease the amortization of goodwill as of January 1, 2002 and to subject this asset to annual impairment testing.

Provision for Income Taxes

Downey's effective tax rate was 42.3% for both 2002 and 2001, and 42.4% in 2000. See Note 1 on page 72 and Note 15 on page 95 of Notes to the Consolidated Financial Statements for a further discussion of income taxes and an explanation of the factors which impact Downey's effective tax rate.

Business Segment Reporting

The previous discussion and analysis of the Results of Operations pertained to our consolidated results. This section discusses and analyzes the results of operations of our two business segments—banking and real estate investment. For a description of these business segments and the accounting policies used, see Business on page 1 and Note 1 on page 72 and Note 22 on page 106 of Notes to Consolidated Financial Statements.

The following table presents by business segment our net income for the years indicated.

(In Thousands)	*2002*	*2001*	*2000 (1)*
Banking net income	$106,074	$119,454	$94,822
Real estate investment net income	6,219	727	4,429
Total net income	$112,293	$120,181	$99,251

(1) Banking included a $5.6 million after-tax gain related to the sale of subsidiary.

Banking

Net income from our banking operations totaled $106.1 million in 2002, down from $119.5 million in 2001, but up from $94.8 million in 2000. The decrease was primarily due to the following:

- a $28.3 million higher loss from loan servicing due primarily to higher provisions to the valuation allowance for mortgage servicing rights reflecting the continued decline in market interest rates that increased the actual and expected rate of prepayments on loans we service for others;
- a $26.3 million increase in operating expense due to higher costs associated with the increased number of branch locations and higher loan origination activity; and
- a $7.3 million decline in loan related fees due to lower prepayment fees.

Those unfavorable items were partially offset by the following:

- a $23.4 million increase in net gains on sales of loans and mortgage-backed securities due to a record volume of sales and the favorable impact from the SFAS 133 valuation of derivatives associated with the sale of loans;
- a $9.8 million increase in net interest income due to higher interest-earning assets;
- a $4.1 million or increase in deposit related fees; and
- a $1.6 million decline in provision for loan losses.

During 2001, net income from our banking operations increased $30.3 million, excluding the after-tax gain of $5.6 million from the sale of our indirect automobile finance subsidiary during 2000. The adjusted increase was primarily due to a $43.3 million increase in net interest income, a $20.1 million increase in net gains from sales of loans, mortgage-backed securities and mortgage servicing rights, a $19.7 million increase in loan and deposit related fees, and a $0.7 million decline in provision for loan losses. These favorable items were partially offset by a $23.6 million increase in operating expenses and a $7.7 million increase in loan servicing losses.

The table below sets forth banking operational results and selected financial data for the years indicated.

(In Thousands)	*2002*	*2001*	*2000 (1)*
Net interest income	$315,353	$305,573	$262,232
Provision for loan losses	939	2,564	3,251
Other income:			
Gain on sale of subsidiary	-	-	9,762
All other	55,051	63,340	31,644
Operating expense	185,859	159,604	135,996
Net intercompany income	343	369	397
Income before income taxes	183,949	207,114	164,788
Income taxes	77,875	87,660	69,966
Net income	$106,074	$119,454	$ 94,822
At December 31,			
Assets:			
Loans and mortgage-backed securities	$10,976,942	$10,132,413	$10,084,353
Other	995,470	966,942	806,201
Total assets	11,972,412	11,099,355	10,890,554
Equity	$ 823,104	$ 733,896	$ 624,636

(1) *Included a $5.6 million after-tax gain related to the sale of subsidiary.*

Real Estate Investment

Net income from our real estate investment operations totaled $6.2 million in 2002, up from $0.7 million in 2001 and $4.4 million in 2000. The increase was primarily attributed to higher gains from sales and lower operating expenses, as 2001 included expense pertaining to litigation matters associated with certain joint venture partners.

During 2001, net income from our real estate investment operations declined $3.7 million primarily due to lower gains from sales, lower recapture of valuation allowances, and higher operating expenses.

The table below sets forth real estate investment operational results and selected financial data for the years indicated.

(In Thousands)	*2002*	*2001*	*2000*
Net interest income (loss)	$ 45	$ (3)	$ 243
Other income	11,631	5,196	9,148
Operating expense	796	3,588	1,473
Net intercompany expense	343	369	397
Income before income taxes	10,537	1,236	7,521
Income taxes	4,318	509	3,092
Net income	$ 6,219	$ 727	$4,429
At December 31,			
Assets:			
Investments in real estate and joint ventures	$33,890	$38,185	$17,641
Other	14,174	2,003	3,584
Total assets	48,064	40,188	21,225
Equity	$42,325	$34,513	$17,916

For a further discussion regarding income from real estate investment, see Other Income—Real Estate and Joint Ventures Held For Investment on page 29, and for information regarding related assets, see Financial Condition—Investments in Real Estate and Joint Ventures on page 39.

FINANCIAL CONDITION

Loans and Mortgage-Backed Securities

Total loans and mortgage-backed securities, including those we hold for sale, increased $845 million or 8.3% from year-end 2001 to a total of $11.0 billion or 91.6% of assets at December 31, 2002. The increase primarily represents a higher level of single family loans held for investment despite continued high loan prepayments as a result of the low interest rate environment and borrower preference for fixed rate loans. Our prepayment speed during the year was 39%, compared to 37% during 2001 and 18% during 2000.

Our loan originations, including loans purchased, totaled a record $10.9 billion in 2002, up from $8.2 billion in 2001 and $5.2 billion in 2000. This current year increase primarily reflects record originations of one-to-four unit residential loans of $10.6 billion, of which approximately $4.5 billion or 42% were for portfolio, with the balance for sale in the secondary market. Our origination of subprime loans totaled $520 million in 2002, up from $428 million in 2001.

The table below presents information regarding interest rates and loan origination costs, net of fees collected on loans originated during the years indicated.

(Dollars in Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Average interest rate on new loans	5.43%	6.18%	6.10%	5.92%	6.45%
Total loan origination costs (net of fees) and premiums (net of discounts) deferred during the year (1)	$75,420	$36,497	$34,797	$53,181	$30,621

(1) The increase in 2002 reflects a borrower preference for low out-of-pocket cost loans resulting in both higher loan yields and higher net costs to Downey.

We originate one-to-four unit residential adjustable rate mortgages both with and without loan origination fees. In adjustable rate mortgage transactions for which we charge no origination fees, we receive a larger margin over the index to which the loan pricing is tied than in those in which we charge fees. In addition, a prepayment fee on these loans is generally required if prepaid within the first three years. This trend towards loans with no origination fees has generally resulted in deferrable loan origination costs exceeding loan origination fees.

Residential one-to-four unit adjustable rate mortgage originations, including loans purchased, were $4.8 billion during 2002, up from $3.2 billion in 2001 and $3.5 billion in 2000. Refinancing activities related to residential one-to-four unit loans, including new loans to refinance existing loans which we or other lenders originated, constituted 78% of originations during the year compared to 75% during 2001 and 42% during 2000. Refinancing activities increased from $6.0 billion in 2001 to $8.3 billion in 2002, as a lower interest rate environment existed throughout most of the year. During 2002, loan originations for investment consisted primarily of adjustable rate mortgages which provide for negative amortization and are tied to COFI or the 12-month moving average of the annual yields on actively traded U.S. Treasury securities adjusted to a constant maturity of one year ("MTA"), indexes which lag behind the movement in market interest rates. During 2002, 49% of portfolio originations represented monthly adjusting COFI rate mortgages, 20% represented monthly adjusting MTA rate mortgages, while 29% represented adjustable rate loans where the initial rate is fixed for the first three or five years. At December 31, 2002, $7.3 billion of our one-to-four unit adjustable rate mortgages were subject to negative amortization, of which $112 million represented the amount of negative amortization included in the loan balance. For further information, see Business—Banking Activities—Lending Activities—Residential Real Estate Lending on page 3.

Our origination of commercial real estate loans, including loans purchased, totaled $1 million in 2002, compared to $7 million in 2001 and $24 million in 2000. Originations of loans secured by multi-family properties, including loans purchased, totaled $3 million in 2002, compared to less than $1 million in both 2001 and 2000.

During 2002, we originated $124 million of construction loans, principally for entry level and first time move-up residential tracts. This compares to $102 million in 2001 and $99 million in 2000. Our origination of land development loans totaled $56 million in 2002, compared to $16 million in 2001 and $17 million in 2000.

Origination of non-mortgage commercial loans totaled $14 million in 2002, down from $18 million in 2001 and $19 million in 2000. A substantial majority of these originations represented secured loans.

Origination of automobile loans totaled $1 million in 2002, compared to $5 million in 2001 and $57 million in 2000. The majority of these originations during 2000 represented our indirect lending program that was conducted by Downey Auto Finance Corp., a former subsidiary sold in February 2000, whereby loans to finance the purchase of new or used automobiles were obtained through preapproved automobile dealers. For further information regarding Downey Auto Finance Corp., see Sale of Subsidiary on page 63.

During 2002, we purchased $1.0 billion of 30-year fixed rate mortgage-backed securities due to a net interest spread of over 3% given the steepness in the yield curve. These securities were sold in the fourth quarter of 2002 due to interest rate volatility and the potential adverse impact market interest rate changes could have on the carrying value of the investment. Approximately $1.0 million was earned on the securities while owned.

At December 31, 2002, our unfunded loan application pipeline totaled $2.3 billion. Within that pipeline, we had commitments to borrowers for short-term interest rate locks of $996 million, of which $790 million were related to residential one-to-four unit loans being originated for sale in the secondary market. Furthermore, we had commitments for undrawn lines and letters of credit of $102 million and loans in process of $88 million. We believe our current sources of funds will enable us to meet these obligations.

The following table sets forth the origination, purchase and sale activity relating to our loans and mortgage-backed securities during the years indicated.

(In Thousands)	2002	2001	2000	1999	1998
Investment Portfolio					
Loans originated:					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 2,648,302	$ 1,800,777	$ 2,798,592	$ 3,100,154	$ 943,736
Adjustable – subprime	466,086	423,777	392,794	1,105,384	367,179
Adjustable – fixed for 3-5 years	818,417	890,704	33,004	2,656	-
Adjustable – fixed for 3-5 years – subprime	47,794	-	3,117	77,168	5,107
Total adjustable residential one-to-four units	3,980,599	3,115,258	3,227,507	4,285,362	1,316,022
Fixed	40,245	16,443	9,167	262,923	192,436
Fixed – subprime	-	4,708	-	12,238	6,020
Residential five or more units:					
Adjustable	2,806	-	-	247	875
Fixed	-	125	678	-	13,229
Total residential	4,023,650	3,136,534	3,237,352	4,560,770	1,528,582
Commercial real estate	1,157	133	23,720	10,063	10,363
Construction	124,168	101,716	98,330	149,143	111,534
Land	56,362	16,242	16,530	56,851	48,357
Non-mortgage:					
Commercial	13,671	17,581	18,504	24,948	6,376
Automobile	855	4,825	56,576	233,948	175,193
Other consumer	70,388	32,953	38,136	54,489	28,274
Total loans originated	4,290,251	3,309,984	3,489,148	5,090,212	1,908,679
Real estate loans purchased:					
One-to-four units	460,263	88,057	9,178	36,317	4,343
One-to-four units – subprime	6,439	-	8,595	12,912	1,833
Other (1)	-	6,923	1,055	440	1,287
Total real estate loans purchased	466,702	94,980	18,828	49,669	7,463
Total loans originated and purchased	4,756,953	3,404,964	3,507,976	5,139,881	1,916,142
Loan repayments	(3,911,209)	(3,715,163)	(1,981,802)	(1,823,585)	(1,855,157)
Other net changes (2)	(37,515)	2,029	(291,935)	(36,794)	(34,145)
Net increase (decrease) in loans held for investment	808,229	(308,170)	1,234,239	3,279,502	26,840
Sale Portfolio					
Residential one-to-four units:					
Originated whole loans	6,155,727	4,818,301	1,641,099	2,028,402	2,162,583
Originated whole loans – subprime	-	-	87,174	13,872	-
Loans purchased	16,845	5,637	947	-	-
Loans transferred from (to) the investment portfolio	(2,928)	(7,454)	54,993	42,570	(3,056)
Originated whole loans sold	(919,211)	(737,773)	(687,512)	(999,594)	(1,130,303)
Loans exchanged for mortgage-backed securities	(5,104,433)	(3,816,171)	(970,319)	(1,387,364)	(608,831)
Other net changes	(5,386)	(4,762)	(10,815)	(9,263)	(8,111)
Capitalized basis adjustment (3)	12,414	(10,326)	-	-	-
Net increase (decrease) in loans held for sale	153,028	247,452	115,567	(311,377)	412,282
Mortgage-backed securities, net:					
Received in exchange for loans	5,104,433	3,816,171	970,319	1,387,364	608,831
Sold	(6,184,650)	(3,816,171)	(975,088)	(1,387,364)	(610,113)
Purchased	1,014,098	115,597	-	-	-
Repayments	(51,956)	(6,523)	(7,031)	(9,936)	(15,129)
Other net changes	1,347	(296)	284	(491)	(742)
Net increase (decrease) in mortgage-backed securities available for sale	(116,728)	108,778	(11,516)	(10,427)	(17,153)
Net increase (decrease) in loans held for sale and mortgage-backed securities available for sale	36,300	356,230	104,051	(321,804)	395,129
Total net increase in loans and mortgage-backed securities	$ 844,529	$ 48,060	$ 1,338,290	$ 2,957,698	$ 421,969

(1) Primarily five or more unit residential loans except for $6.7 million of commercial real estate loans in 2001, $1.1 million of construction loans in 2000 and $0.6 million of commercial real estate loans in 1998.

(2) Primarily included changes in undisbursed funds for lines of credit and construction loans, changes in loss allowances, loans transferred to real estate acquired in settlement of loans or from (to) the held for sale portfolio, and the change in interest capitalized on loans (negative amortization). Also included in 2000 was $367 million of net automobile loans sold as part of the sale of subsidiary.

(3) Reflected the change in fair value of the rate lock derivative from the date of commitment to the date of funding.

The following table sets forth the composition of our loan and mortgage-backed securities portfolio at the dates indicated. At December 31, 2002, approximately 95% of our real estate loans were secured by real estate located in California, principally in Los Angeles, Santa Clara, Orange, San Diego and Alameda counties.

	December 31,				
(In Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Investment Portfolio					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 6,739,243	$ 6,365,149	$ 7,098,689	$5,554,332	$3,614,053
Adjustable – subprime	1,297,280	1,424,656	1,633,917	1,532,780	574,720
Adjustable – fixed for 3-5 years	1,697,953	999,528	101,711	90,551	107,675
Adjustable – fixed for 3-5 years – subprime	81,421	66,760	92,609	87,844	5,512
Fixed	210,001	334,384	454,838	510,516	325,454
Fixed – subprime	7,412	15,303	17,388	18,777	8,719
Total residential one-to-four units	10,033,310	9,205,780	9,399,152	7,794,800	4,636,133
Residential five or more units:					
Adjustable	6,964	6,055	14,203	15,889	18,617
Fixed	3,676	5,124	5,257	5,166	21,412
Commercial real estate:					
Adjustable	40,373	40,900	37,374	37,419	39,360
Fixed	31,042	71,609	127,230	110,908	101,430
Construction	103,547	84,942	118,165	176,487	127,761
Land	53,538	22,028	26,880	67,631	44,859
Non-mortgage:					
Commercial	15,021	22,017	21,721	26,667	28,293
Automobile (1)	11,641	24,529	39,614	399,789	357,988
Other consumer	56,782	50,908	60,653	49,344	41,894
Total loans held for investment	10,355,894	9,533,892	9,850,249	8,684,100	5,417,747
Increase (decrease) for:					
Undisbursed loan funds	(95,002)	(61,280)	(72,328)	(125,159)	(108,414)
Net deferred costs and premiums	96,744	77,916	79,109	67,740	31,021
Allowance for losses	(34,999)	(36,120)	(34,452)	(38,342)	(31,517)
Total loans held for investment, net	10,322,637	9,514,408	9,822,578	8,588,339	5,308,837
Sale Portfolio, Net					
Loans held for sale:					
Residential one-to-four units	649,964	509,350	251,572	136,005	447,382
Capitalized basis adjustment (2)	2,088	(10,326)	-	-	-
Total loans held for sale	652,052	499,024	251,572	136,005	447,382
Mortgage-backed securities available for sale:					
Adjustable	2,253	101,562	6,050	7,700	10,996
Fixed	-	17,419	4,153	14,019	21,150
Total mortgage-backed securities available for sale	2,253	118,981	10,203	21,719	32,146
Total loans held for sale and mortgage-backed securities available for sale	654,305	618,005	261,775	157,724	479,528
Total loans and mortgage-backed securities	$10,976,942	$10,132,413	$10,084,353	$8,746,063	$5,788,365

(1) The decline during 2000 primarily reflected the sale of subsidiary.
(2) Reflected the change in fair value of the rate lock derivative from the date of commitment to the date of funding.

We carry loans for sale at the lower of cost or fair value. At December 31, 2002, no valuation allowance was required as the fair value exceeded book value on an aggregate basis.

At December 31, 2002, our residential one-to-four units subprime portfolio consisted of approximately 87% "A-" credit, 11% "B" credit and 2% "C" credit loans. At year end, the average loan-to-value ratio at origination for these loans was approximately 75%.

We carry mortgage-backed securities available for sale at fair value which, at December 31, 2002, reflected an unrealized gain of less than $0.1 million. The 2002 year-end unrealized gain, less the associated tax effect, is reflected within a separate component of other comprehensive income (loss) until realized.

The table below sets forth the scheduled contractual maturities of our loan and mortgage-backed securities portfolio at December 31, 2002.

(In Thousands)	*Within 1 Year*	*1-2 Years*	*2-3 Years*	*3-5 Years*	*5-10 Years*	*10-15 Years*	*Beyond 15 Years*	*Total*
Loans secured by real estate:								
Residential:								
One-to-four units:								
Adjustable by index: (1)								
COFI	$ 81,793	$ 86,708	$ 91,918	$200,736	$ 617,374	$ 826,513	$4,881,828	$ 6,786,870
MTA	15,479	16,223	17,004	36,500	107,766	136,299	756,824	1,086,095
6-Month LIBOR	16,457	17,485	18,578	40,710	126,229	170,909	912,560	1,302,928
Other, primarily CMT	10,137	10,741	11,382	24,842	76,295	101,938	451,481	686,816
Fixed (1)	13,620	14,514	15,471	34,061	121,893	144,623	478,471	822,653
Five or more units:								
Adjustable	199	213	2,956	440	1,377	1,779	-	6,964
Fixed	152	158	166	931	1,027	1,219	23	3,676
Commercial real estate:								
Adjustable	1,220	1,308	1,401	3,112	33,332	-	-	40,373
Fixed	1,209	1,311	5,173	3,895	19,454	-	-	31,042
Construction	103,547	-	-	-	-	-	-	103,547
Land	31,069	21,954	93	213	209	-	-	53,538
Non-mortgage:								
Commercial	13,231	155	166	365	1,104	-	-	15,021
Automobile	4,780	5,242	678	941	-	-	-	11,641
Other consumer (2)	2,920	3,151	3,399	2,724	44,588	-	-	56,782
Total loans	295,813	179,163	168,385	349,470	1,150,648	1,383,280	7,481,187	11,007,946
Mortgage-backed securities, net	83	85	88	187	532	640	638	2,253
Total loans and mortgage-backed securities	$295,896	$179,248	$168,473	$349,657	$1,151,180	$1,383,920	$7,481,825	$11,010,199

(1) Included loans held for sale.
(2) Included home equity line of credit loans, which are interest only, with balances due at the end of the term. All or part of the outstanding balances may be paid off at any time during the term without penalty.

At December 31, 2002, the maximum amount the Bank could have loaned to any one borrower, and related entities, under regulatory limits was $135 million, or $225 million for loans secured by readily marketable collateral, compared to $128 million or $214 million for loans secured by readily marketable collateral at year-end 2001. We do not expect that these regulatory limitations will adversely impact our proposed lending activities during 2003.

Investment Securities

The following table sets forth the composition of our investment securities portfolio at the dates indicated.

(In Thousands)	*December 31, 2002*	*2001*	*2000*	*1999*	*1998*
Federal funds	$ 2,555	$ 37,001	$ 19,601	$ 1	$ 33,751
U.S. Treasury and agency securities available for sale	457,797	356,910	284,102	171,823	116,061
Corporate bonds available for sale	-	45,445	21,513	-	-
Municipal bonds held to maturity	6,216	6,388	6,550	6,728	6,764
Total investment securities	$466,568	$445,744	$331,766	$178,552	$156,576

The following table sets forth the maturities of our investment securities and the weighted average yield of those securities at December 31, 2002.

	1 Year or Less		After 1 Year Through 5 Years		After 5 Years		Total	
(Dollars in Thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Federal funds	$2,555	0.75%	$ -	- %	$ -	- %	$ 2,555	0.75%
U.S. Treasury and agency securities available for sale	-	-	456,790	3.08	1,007 (2)	2.40	457,797	3.08
Municipal bonds held to maturity (1)	-	-	-	-	6,216	3.68	6,216	3.68
Total	$2,555	0.75%	$456,790	3.08%	$7,223	3.50%	$466,568	3.07%

(1) Yield on a fully tax-equivalent basis is 6.39%.
(2) These securities were called on January 22, 2003.

Investments in Real Estate and Joint Ventures

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally retail neighborhood shopping centers and residential developments, most of which are located in California. For additional information regarding these real estate investments, see Note 6 of Notes to the Consolidated Financial Statements on page 83. We have substantially completed and leased most of the neighborhood shopping center projects—with a weighted average occupancy rate of 80% at December 31, 2002. At December 31, 2002, the Bank had loan commitments of $38 million to the joint ventures, of which $21 million were outstanding.

DSL Service Company is entitled to interest on its equity invested in its joint venture projects on a priority basis after third-party debt and shares profits and losses with the developer partner, generally on an equal basis. DSL Service Company has obtained guarantees from the principals of the developer partners. Partnership equity or deficit accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations.

As of December 31, 2002, DSL Service Company was involved with two joint venture partners. One of these partners was the operator of two residential housing development projects, and the other partnership involves vacant land that was sold, but the partnership remains until a receivable related to that sale is collected. DSL Service Company had seven wholly owned retail neighborhood shopping centers located in California and Arizona.

Our investment in real estate and joint ventures amounted to $34 million at December 31, 2002, compared to $38 million at December 31, 2001 and $18 million at December 31, 2000. During 2002, we sold wholly owned projects with a carrying value of $22 million. That decline was partially offset by a $17 million investment in a residential joint venture and a $1 million investment in a shopping center development. During 2001, our investment increased by $20 million due primarily to a $16 million settlement of litigation with former joint venture partners wherein we became the sole owner of two shopping centers.

The following table sets forth the condensed balance sheets of DSL Service Company's joint ventures by property type at December 31, 2002, on a historical cost basis. For further information regarding the establishment of loss allowances, see Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 53. It is possible that certain of our real estate joint venture partnerships may require consolidation as a result of applying the provisions of Financial Accounting Standards Board Interpretation 46. For further information regarding this interpretation, see Current Accounting Issues on page 62. For further information on our real estate joint venture partnerships, see Note 6 on page 83 of Notes to Consolidated Financial Statements.

(Dollars in Thousands)	*Residential*	*Note Receivable-Sold Land*	*Total*
Assets			
Cash	$ 4,060	$ 11	$ 4,071
Projects under development	44,170	-	44,170
Other assets	214	360	574
	$48,444	$371	$48,815
Liabilities and Equity			
Liabilities:			
Notes payable to the Bank	$20,742	$ -	$20,742
Other	9,836	145	9,981
Equity:			
DSL Service Company (1)	16,703	125	16,828
Allowance for losses recorded by DSL Service Company (2)	-	-	-
Other partners (2)	1,163	101	1,264
Net equity	17,866	226	18,092
	$48,444	$371	$48,815
Number of joint venture projects	2	1	3

(1) We included in these amounts interest-bearing joint venture advances with priority interest payments from joint ventures to DSL Service Company.

(2) The aggregate other partners' equity of $1 million represents their equity interest in the accumulated retained earnings of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of depreciation and funding costs. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of our internal asset review process, we compare the fair value of the joint venture real estate assets to the secured notes payable to the Bank and others and DSL Service Company's equity investment. To the extent the fair value of the real estate assets is less than the aggregate of those amounts, we make a provision to create a valuation allowance. No valuation allowance was required at December 31, 2002.

The following table sets forth by property type our investments in real estate and related allowances for losses at December 31, 2002.

(Dollars in Thousands)	*Residential*	*Retail Neighborhood Shopping Centers*	*Land*	*Total*
Investment in wholly owned projects	$ -	$16,828 (1)	$ 291	$17,119
Investment in Affordable Housing Funds	851	-	-	851
Allowance for losses	-	(805)	(103)	(908)
Net investment in real estate projects	$851	$16,023	$ 188	$17,062
Number of projects	1	7	3	11

(1) Included five free-standing stores that are part of neighborhood shopping centers totaling less than $1 million, which we counted as one project.

Real estate investments entail risks similar to those our construction and commercial lending activities present. In addition, California courts have imposed warranty-like responsibility upon developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent. Owners of real property also may incur liabilities with respect to environmental matters, including financial responsibility for clean-up of hazardous waste or other conditions, under various federal and state laws.

Deposits

Our deposits increased $619 million or 7.2% in 2002 and totaled a year-end record of $9.2 billion at December 31, 2002. Compared to the year-ago period, our lower-rate transaction accounts—*i.e.*, checking, money market and regular passbook—increased $1.6 billion or 56.2%, which was partially offset by a decrease in our certificates of deposit of $1.0 billion or 18.0%. As depositors seemed more interested in liquidity given the relatively low level of interest rates, they moved monies from certificates of deposit to transaction accounts, primarily regular passbook accounts. When interest rates begin to rise, we expect the reverse to occur. Of the total increase in our deposits, $227 million was associated with 25 in-store branches and 3 traditional branches we opened during 2002. At December 31, 2002, the average deposit size of our traditional branches was $105 million, while the average size of our in-store branches was $18 million, or $22 million excluding the 25 new in-store branches opened within the past 12 months.

The following table sets forth information concerning our deposits and weighted average rates paid at the dates indicated.

	December 31,					
	2002		*2001*		*2000*	
(Dollars in Thousands)	*Weighted Average Rate*	*Amount*	*Weighted Average Rate*	*Amount*	*Weighted Average Rate*	*Amount*
Transaction accounts:						
Non-interest-bearing checking	- %	$ 388,376	- %	$ 263,165	- %	$ 244,311
Interest-bearing checking (1)	0.25	422,417	0.35	423,776	0.78	395,640
Money market	1.37	120,105	2.01	108,747	2.88	89,408
Regular passbook	1.70	3,639,798	2.46	2,131,048	3.41	754,127
Total transaction accounts	1.41	4,570,696	1.92	2,926,736	2.12	1,483,486
Certificates of deposit:						
Less than 2.00%	1.57	919,864	1.94	99,654	1.51	1,366
2.00-2.49	2.28	401,657	2.30	556,075	2.01	406
2.50-2.99	2.79	528,557	2.74	315,125	2.63	4,585
3.00-3.49	3.38	1,188,078	3.20	458,511	3.45	25
3.50-3.99	3.89	700,250	3.84	532,634	3.97	384
4.00-4.49	4.25	374,424	4.22	892,517	4.19	26,916
4.50-4.99	4.80	473,399	4.76	555,885	4.82	80,844
5.00 and greater	5.63	81,425	5.94	2,282,429	6.36	6,484,677
Total certificates of deposit	3.19	4,667,654	4.54	5,692,830	6.33	6,599,203
Total deposits	2.31%	$9,238,350	3.65%	$8,619,566	5.56%	$8,082,689

(1) Included amounts swept into money market deposit accounts.

The following table shows at December 31, 2002 our certificates of deposit maturities by interest rate category.

(Dollars in Thousands)	Less Than 2.50%	2.50% - 2.99%	3.00% - 3.49%	3.50% - 3.99%	4.00% - 4.99%	5.00% and Greater	Total (1)	Percent of Total
Within 3 months	$ 481,561	$163,783	$ 564,433	$165,296	$ 16,459	$30,310	$1,421,842	30.46%
3 to 6 months	292,336	258,177	135,748	291,760	17,776	5,737	1,001,534	21.46
6 to 12 months	442,977	68,844	281,233	139,917	168,719	9,108	1,110,798	23.80
12 to 24 months	104,057	33,554	161,085	55,026	17,428	6,740	377,890	8.09
24 to 36 months	580	3,426	30,472	26,885	174,822	13,895	250,080	5.36
36 to 60 months	10	773	15,107	21,366	452,619	15,635	505,510	10.83
Over 60 months	-	-	-	-	-	-	-	-
Total	$1,321,521	$528,557	$1,188,078	$700,250	$847,823	$81,425	$4,667,654	100.00%

(1) Includes jumbo ($100,000 and over) certificates of deposit of $511 million with maturities of 3 months or less, $331 million with maturities of 3 to 6 months, $362 million with maturities of 6 to 12 months and $392 million with a remaining term of over 12 months.

Borrowings

At December 31, 2002, borrowings totaled $1.6 billion, up from $1.5 billion at year-end 2001, but down from $2.0 billion at year-end 2000. The increase during 2002 occurred in advances from the FHLB.

The following table sets forth information concerning our FHLB advances and other borrowings at the dates indicated.

	December 31,				
(Dollars in Thousands)	2002	2001	2000	1999	1998
Federal Home Loan Bank advances	$1,624,084	$1,522,705	$1,978,348	$2,122,407	$695,012
Real estate notes	-	7	224	373	8,708
Total borrowings	$1,624,084	$1,522,712	$1,978,572	$2,122,780	$703,720
Weighted average rate on borrowings during the year	4.32%	5.40%	6.16%	5.46%	6.07%
Total borrowings as a percentage of total assets	13.56	13.71	18.16	22.56	11.22

The following table sets forth certain information with respect to our short-term borrowings.

(Dollars in Thousands)	2002	2001	2000
FHLB advances with original maturities less than one year:			
Balance at end of year	$ 341,234	$ 671,300	$1,475,000
Average balance outstanding during the year	218,404	581,868	1,601,732
Maximum amount outstanding at any month-end during the year	497,081	1,260,000	1,942,000
Weighted average interest rate during the year	2.12%	5.63%	6.38%
Weighted average interest rate at end of year	1.38	2.16	6.55
Securities sold under agreement to repurchase:			
Balance at end of year	$ -	$ -	$ -
Average balance outstanding during the year	7,494	-	753
Maximum amount outstanding at any month-end during the year	182,358	-	39,250
Weighted average interest rate during the year	1.86%	- %	6.10%
Weighted average interest rate at end of year	-	-	-
Total short-term borrowings:			
Total average short-term borrowings outstanding during the year	$ 225,898	$ 581,868	$1,602,485
Total weighted average rate on short-term borrowings during the year	2.11%	5.63%	6.38%

At year-end 2002, total intermediate and long-term advances totaled $1.3 billion, up from $851 million at December 31, 2001. The weighted average rate on our intermediate and long-term FHLB advances at year-end 2002 was 4.54%.

The following table sets forth the associated maturities at December 31, 2002.

(In Thousands)	
2003	$ 72,700
2004	194,100
2005	415,750
2006	76,300
2007	65,000
Thereafter	459,000
Total intermediate and long-term FHLB advances	$1,282,850

Capital Securities

On July 23, 1999, we issued $120 million in capital securities through Downey Financial Capital Trust I. The capital securities pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share. Interest expense on our capital securities, including the amortization of deferred issuance costs, was $12.2 million for 2002. For further information regarding our capital securities, see Note 16 on page 96 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We consolidate majority-owned subsidiaries that we control. We account for other affiliates, including joint ventures, in which we do not exhibit significant control or have majority ownership, by the equity method of accounting. For those relationships in which there is less than 20% ownership, we generally carry them at cost. In the course of our business, we participate as a partner in real estate joint venture relationships through our wholly-owned subsidiary, DSL Service Company. It is possible that certain of our real estate joint venture partnerships may require consolidation as a result of applying the provisions of the recently issued Financial Accounting Standards Board Interpretation 46. The expected financial impact of this interpretation is deemed to be immaterial. For further information regarding this interpretation, see Current Accounting Issues on page 62. For further information regarding our real estate joint venture partnerships, see Note 6 of Notes to the Consolidated Financial Statements on page 83.

We enter into derivative financial instruments as part of our interest rate risk management process, primarily related to our sale of loans in the secondary market. The associated fair value changes to the notional amount of the derivative instrument are recorded on-balance sheet. For further information regarding our derivative instruments, see Asset/Liability Management and Market Risk on page 44, Capital Resources and Liquidity—Contractual Obligations and Other Commitments on page 60 and Note 20 of Notes to the Consolidated Financial Statements on page 101.

We also utilize financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to originate fixed and variable rate mortgage loans held for investment, commitments to purchase loans and mortgage-backed securities for our portfolio, letters of credit, lines of credit and loans in process. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments. For further information regarding these commitments, see Asset/Liability Management and Market Risk on page 44, Capital Resources and Liquidity—Contractual Obligations and Other Commitments on page 60 and Note 20 of Notes to the Consolidated Financial Statements on page 101.

We use the same credit policies in making commitments to originate loans, lines of credit and letters of credit as we do for on-balance sheet instruments. For commitments to originate loans held for investment, the contract amounts represent exposure to loss from market fluctuations as well as credit loss. In regard to these commitments, adverse changes from market fluctuations are generally not hedged. Downey controls the credit risk of its commitments to originate loans held for investment through credit approvals, limits and monitoring procedures.

We do not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities.

Transactions with Related Parties

There are no related party transactions required to be disclosed in accordance with FASB Statement No. 57, Related Party Disclosures. Loans to our executive officers and directors were made in the ordinary course of business and were made on substantially the same terms as comparable transactions.

Asset/Liability Management and Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our market risk arises primarily from interest rate risk in our lending and deposit taking activities. This interest rate risk primarily occurs to the degree that our interest-bearing liabilities reprice or mature on a different basis—generally more rapidly—than our interest-earning assets. Since our earnings depend primarily on our net interest income, which is the difference between the interest and dividends earned on interest-earning assets and the interest paid on interest-bearing liabilities, our principal objectives are to actively monitor and manage the effects of adverse changes in interest rates on net interest income while maintaining asset quality. Our primary strategy to manage interest rate risk is to emphasize the origination of adjustable rate mortgages or loans with relatively short maturities. Interest rates on adjustable rate mortgages are primarily tied to COFI and MTA.

In addition to the market risk associated with our lending and deposit taking activities, we also have market risk associated with our secondary marketing activities. Changes in mortgage interest rates, primarily fixed rate mortgages, impact the fair value of loans held for sale as well as our interest rate lock commitment derivatives, where we have committed to an interest rate with a potential borrower for a loan we intend to sell. Our objective is to hedge against fluctuations in interest rates through use of forward sale and purchase contracts with government-sponsored enterprises and whole loan sale contracts with various parties. These contracts are typically obtained at the time the interest rate lock commitments are made. Therefore, as interest rates fluctuate, the changes in the fair value of our interest rate lock commitments and loans held for sale tend to be offset by changes in the fair value of the hedge contracts. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge. Although we continue to hedge as previously done, SFAS 133, as applied to our risk management strategies, may increase or decrease reported net income and stockholders' equity, depending on levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the overall economics of the transactions. We generally do not enter into hedging contracts for speculative purposes.

Changes in mortgage interest rates also impact the value of our mortgage servicing rights. Rising interest rates typically result in slower prepayment speeds on the loans being serviced for others which increase the value of mortgage servicing rights. Declining interest rates typically result in faster prepayment speeds which decrease the value of mortgage servicing rights. Currently, we do not hedge our mortgage servicing rights against that risk.

Our Asset/Liability Management Committee is responsible for implementing the interest rate risk management policy which sets forth limits established by the Board of Directors of acceptable changes in net interest income and net portfolio value from specified changes in interest rates. The OTS defines net portfolio value as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected cash flows from existing off-balance sheet contracts. Our Asset/Liability Management Committee reviews, among other items, economic conditions, the interest rate outlook, the demand for loans, the availability of deposits and borrowings, and our current operating results, liquidity, capital and interest rate exposure. In addition, our Asset/Liability Management Committee monitors asset and liability maturities and repricing characteristics on a regular basis and performs various simulations and other analyses to determine the potential impact of various business strategies in controlling interest rate risk and the potential impact of those strategies upon future earnings under various interest rate scenarios. Based on these reviews, our Asset/Liability Management Committee formulates a strategy that is intended to implement the objectives set forth in our business plan without exceeding the net interest income and net portfolio value limits set forth in our interest rate risk policy.

One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in the following table which sets forth the repricing frequency of our major asset and liability categories as of December 31, 2002, as well as other information regarding the repricing and maturity differences between our interest-earning assets and total deposits, borrowings and capital securities in future periods. We refer to these differences as "gap." We have determined the repricing frequencies by reference to projected maturities, based upon contractual maturities as adjusted for scheduled repayments and "repricing mechanisms"—provisions for changes in the interest and dividend rates of assets and liabilities. We assume prepayment rates on substantially all of our loan portfolio based upon our historical loan prepayment experience and anticipated future prepayments. Repricing mechanisms on a number of our assets are subject to limitations, such as caps on the amount that interest rates and payments on our loans may adjust, and accordingly, these assets do not normally respond to changes in market interest rates as completely or rapidly as our liabilities. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if we used different assumptions or if actual experience differed from the assumptions set forth.

		December 31, 2002					
(Dollars in Thousands)		*Within 6 Months*	*7 – 12 Months*	*1 – 5 Years*	*6 – 10 Years*	*Over 10 Years*	*Total Balance*
Interest-earning assets:							
Investment securities and FHLB stock	(1)	$ 292,464	$ 286,310	$ 5,290	$ 67	$ -	$ 584,131
Loans and mortgage-backed securities:	(2)						
Loans secured by real estate:							
Residential:							
Adjustable		8,286,115	281,198	1,368,315	-	-	9,935,628
Fixed		659,182	38,477	113,702	15,234	2,270	828,865
Commercial real estate		35,676	4,008	7,696	19,300	2,230	68,910
Construction		43,980	-	-	-	-	43,980
Land		22,273	7	52	613	-	22,945
Non-mortgage loans:							
Commercial		7,063	-	-	-	-	7,063
Consumer		58,784	2,673	5,841	-	-	67,298
Mortgage-backed securities		2,253	-	-	-	-	2,253
Total loans and mortgage-backed securities		9,115,326	326,363	1,495,606	35,147	4,500	10,976,942
Total interest-earning assets		$9,407,790	$ 612,673	$1,500,896	$ 35,214	$ 4,500	$11,561,073
Transaction accounts:							
Non-interest-bearing checking		$ 388,376	$ -	$ -	$ -	$ -	$ 388,376
Interest-bearing checking	(3)	422,417	-	-	-	-	422,417
Money market	(4)	120,105	-	-	-	-	120,105
Regular passbook	(4)	3,639,798	-	-	-	-	3,639,798
Total transaction accounts		4,570,696	-	-	-	-	4,570,696
Certificates of deposit	(1)	2,423,376	1,110,798	1,133,480	-	-	4,667,654
Total deposits		6,994,072	1,110,798	1,133,480	-	-	9,238,350
Borrowings		401,234	12,700	751,150	459,000	-	1,624,084
Capital securities		-	-	-	-	120,000	120,000
Total deposits, borrowings and capital securities		$7,395,306	$1,123,498	$1,884,630	$ 459,000	$ 120,000	$10,982,434
Excess (shortfall) of interest-earning assets over deposits, borrowings and capital securities		$2,012,484	$ (510,825)	$ (383,734)	$(423,786)	$(115,500)	$ 578,639
Cumulative gap		2,012,484	1,501,659	1,117,925	694,139	578,639	
Cumulative gap – as a % of total assets:							
December 31, 2002		16.80%	12.54%	9.33%	5.80%	4.83%	
December 31, 2001		12.01	4.76	7.91	4.71	3.86	
December 31, 2000		28.66	7.13	5.94	3.13	3.13	

(1) Based upon contractual maturity and repricing date.
(2) Based upon contractual maturity, repricing date and projected repayment and prepayments of principal.
(3) Included amounts swept into money market deposit accounts and is subject to immediate repricing.
(4) Subject to immediate repricing.

Our six-month gap at December 31, 2002 was a positive 16.80%. This means that more interest-earning assets mature or reprice within six months than total deposits, borrowings and capital securities. This compares to a positive six-month gap of 12.01% at December 31, 2001 and 28.66% at December 31, 2000. We originated and purchased approximately $4.7 billion during 2002 and $3.4 billion during both 2001 and 2000 of loans and mortgage-backed securities with adjustable interest rates or maturities of five years or less. These loans represented approximately 99% during both 2002 and 2001, and 97% during 2000 of all loans and mortgage-backed securities originated and purchased for investment during these periods.

At December 31, 2002, essentially all of our interest-earning assets mature, reprice or are estimated to prepay within five years, compared to 99% at December 31, 2001 and 98% at December 31, 2000. At December 31, 2002, loans held for investment and mortgage-backed securities with adjustable interest rates represented 92% of those portfolios. During 2003, we will continue to offer residential fixed rate loan products to our customers to meet customer demand. We primarily originate fixed rate loans for sale in the secondary market and price them accordingly to create loan servicing income and to increase opportunities for originating adjustable rate mortgages. However, we may originate fixed rate loans for investment when funded with long-term funds to mitigate interest rate risk and small volumes to facilitate the sale of real estate acquired through foreclosure or that meet required yield and other approved guidelines. For further information, see Business—Banking Activities—Lending Activities—Secondary Marketing and Loan Servicing Activities on page 5.

We are better protected against rising interest rates with a positive six-month gap. However, we remain subject to possible interest rate spread compression, which would adversely impact our net interest income if interest rates rise. This is primarily due to the lag in repricing of the indices to which our adjustable rate loans and mortgage-backed securities are tied, as well as the repricing frequencies and periodic interest rate caps on these adjustable rate loans and mortgage-backed securities. The amount of such interest rate spread compression would depend upon the frequency and severity of such interest rate fluctuations.

In addition to measuring interest rate risk via a gap analysis, we establish limits on, and measure the sensitivity of, our net interest income and net portfolio value to changes in interest rates. Changes in interest rates are defined as instantaneous and sustained movements in interest rates in 100 basis point increments. We utilize an internally maintained asset/liability management simulation model to make the calculations which, for net portfolio value, are calculated on a discounted cash flow basis. First, we estimate our net interest income for the next twelve months and the current net portfolio value assuming no change in interest rates from those at period end. Once the base case has been estimated, we make calculations for each of the defined changes in interest rates, to include any associated differences in the anticipated prepayment speed of loans. We then compare those results against the base case to determine the estimated change to net interest income and net portfolio value due to the changes in interest rates. The following are the estimated impacts to net interest income and net portfolio value from various instantaneous, parallel shifts in interest rates based upon our asset and liability structure as of year-ends 2002 and 2001. Since we base these estimates upon numerous assumptions, like the expected maturities of our interest-bearing assets and liabilities and the shape of the period-end interest rate yield curve, our actual sensitivity to interest rate changes could vary significantly if actual experience differs from those assumptions used in making the calculations.

	2002		*2001*	
	Percentage Change in		*Percentage Change in*	
Change in Interest Rates (In Basis Points)	*Net Interest Income(1)*	*Net Portfolio Value (2)*	*Net Interest Income (1)*	*Net Portfolio Value (2)*
+200	(4.8)%	21.0%	(11.3)%	6.0%
+100	(2.4)	10.7	(5.9)	4.6
(100)	1.6	(13.4)	4.9	(5.4)
(200) (3)	N/A	N/A	8.8	(5.2)

(1) The percentage change in this column represents net interest income for 12 months in a stable interest rate environment versus the net interest income in the various rate scenarios.
(2) The percentage change in this column represents the net portfolio value of the Bank in a stable interest rate environment versus the net portfolio value in the various rate scenarios.
(3) The change in interest rates for 2002 is not applicable due to the low level of interest rates at December 31, 2002.

The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2002. This data differs from that in the gap table as it does not incorporate the repricing characteristics of assets and liabilities. Rather, it only reflects contractual maturities adjusted for anticipated prepayments. Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Our assets and liabilities that do not have a stated maturity date, such as certain deposits, are considered to be long term in nature and are reported in the "thereafter" column. We do not consider these financial instruments to be materially sensitive to interest rate fluctuations, and historically, the balances have remained fairly constant over various economic conditions. The weighted average interest rates for the various fixed-rate and variable-rate assets and liabilities presented are based on the actual rates that existed at December 31, 2002. The fair value of our financial instruments is determined as follows:

- Fed funds and FHLB Stock equal their book values due to their short maturities.
- Investment securities and mortgage-backed securities are based on the closing market price quotations from financial market monitoring firms.
- Loans held for sale are based on bid quotations from financial market monitoring firms.
- Loans held for investment takes into consideration discounted cash flows through the estimated maturity or repricing dates using estimated market discount rates.
- Demand deposits, money market and savings accounts are equal to their book values.
- Time deposits and borrowings are based on the discounted value of contractual cash flows, which is estimated using wholesale borrowing rates offered for similar terms.

The degree of market risk inherent in loans with prepayment features may not be completely reflected in the disclosures. Although we have taken into consideration our historical prepayment trends to determine expected maturity categories, prepayment features are triggered by changes in the market rates of interest. Unexpected changes may increase the rate of prepayments above those anticipated. As such, the potential loss from such market rate changes may be significantly larger.

(Dollars in Thousands)	2003	2004	2005	2006	2007	Thereafter	Total Balance	Fair Value
	Expected Maturity Date at December 31, 2002 (1)							
Investment securities and FHLB stock	$ 572,625	$ -	$ 5,290	$ -	$ -	$ 6,216	$ 584,131	$ 584,117
Average interest rate	3.52%	- %	2.59%	- %	- %	3.68%	3.51%	
Loans held for sale (2)	652,052	-	-	-	-	-	652,052	668,336
Average interest rate	5.88%	- %	- %	- %	- %	- %	5.88%	
Mortgage-backed securities available for sale	310	278	266	290	275	834	2,253	2,253
Average interest rate	3.66%	3.66%	3.66%	3.68%	3.72%	3.75%	3.70%	
Loans held for investment:								
Loans secured by real estate:								
Residential:								
Adjustable	2,314,864	1,491,518	1,201,246	962,894	773,238	3,145,056	9,888,816	10,040,990
Average interest rate	5.70%	5.69%	5.67%	5.65%	5.63%	5.61%	5.66%	
Fixed	89,436	53,075	31,501	18,710	11,720	19,183	223,625	227,344
Average interest rate	7.55%	7.48%	7.38%	7.21%	6.96%	6.76%	7.38%	
Other	48,208	4,190	25,171	3,887	3,963	50,416	135,835	143,978
Average interest rate	7.52%	7.60%	7.73%	7.93%	7.95%	7.96%	7.75%	
Non-mortgage:								
Commercial	5,418	142	153	163	173	1,014	7,063	7,780
Average interest rate	5.84%	6.28%	6.28%	6.28%	6.28%	6.28%	5.94%	
Consumer	5,701	4,142	1,607	55,848	-	-	67,298	68,882
Average interest rate	6.48%	6.25%	6.09%	6.05%	- %	- %	6.10%	
Interest-bearing advances to joint ventures	17,734	-	-	-	-	-	17,734	17,734
Average interest rate	10.00%	- %	- %	- %	- %	- %	10.00%	
Expected rate lock commitments (3)	5,386	-	-	-	-	-	5,386	17,423
MSR's and loan servicing portfolio (4)	14,114	11,494	8,559	6,220	4,546	12,796	57,729	58,168
Total interest-sensitive assets	$3,725,848	$1,564,839	$1,273,793	$1,048,012	$793,915	$3,235,515	$11,641,922	$11,837,005
Transaction accounts:								
Non-interest-bearing checking	$ 70,936	$ 57,980	$ 47,390	$ 38,734	$ 31,659	$ 141,677	$ 388,376	$ 388,376
Interest-bearing checking (5)	77,154	63,062	51,544	42,129	34,434	154,094	422,417	422,417
Money market	21,937	17,930	14,655	11,979	9,791	43,813	120,105	120,105
Regular passbook	664,801	543,377	444,130	363,011	296,707	1,327,772	3,639,798	3,639,798
Total transaction accounts	834,828	682,349	557,719	455,853	372,591	1,667,356	4,570,696	4,570,696
Average interest rate	1.41%	1.41%	1.41%	1.41%	1.41%	1.41%	1.41%	
Certificates of deposit	3,534,174	377,890	250,080	134,257	371,253	-	4,667,654	4,705,950
Average interest rate	2.92%	3.04%	4.18%	4.72%	4.68%	- %	3.19%	
Undesignated loan forward sale and purchase contracts, net	4,173	-	-	-	-	-	4,173	4,173
Designated forward sale contracts	7,711	-	-	-	-	-	7,711	7,711
Borrowings	413,934	194,100	415,750	76,300	65,000	459,000	1,624,084	1,681,488
Average interest rate	1.92%	4.17%	3.75%	4.72%	5.01%	5.33%	3.88%	
Capital securities	-	-	-	-	-	120,000	120,000	128,640
Average interest rate	- %	- %	- %	- %	- %	10.00%	10.00%	
Total deposits, borrowings and capital securities	$4,794,820	$1,254,339	$1,223,549	$ 666,410	$808,844	$2,246,356	$10,994,318	$11,098,658

(1) Expected maturities are contractual maturities adjusted for prepayments of principal. We use a number of assumptions to estimate fair values and expected maturities. For assets, we base expected maturities upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on our historical experience. Our average projected constant prepayment rate ("CPR") is 48.8% on our fixed-rate and 29.3% on our adjustable rate mortgage portfolio for interest-earning assets, excluding investment securities which are not subject to prepayment except for call provisions, if any. For deposits, in accordance with standard industry practice and our own historical experience, we have applied "decay factors," used to estimate deposit runoff, of 20.0% per year. The actual maturities of these instruments could vary substantially if future prepayments differ from our historical experience.

(2) Included capitalized basis adjustment reflecting the change in fair value of the rate lock derivative from the date of commitment to the date of funding.

(3) At December 31, 2002, the estimated fair value included mortgage servicing rights totaling $6.9 million not to be recognized in the financial statements until the expected loans are sold.

(4) The estimated fair value included mortgage servicing rights acquired prior to January 1, 1996 when Downey began capitalizing the asset.

(5) Included amounts swept into money market deposit accounts.

For further information regarding the sensitivity of our mortgage servicing rights to changes in interest rates, see Note 10 of Notes to Consolidated Financial Statements on page 89. For further information regarding commitments, contingencies and hedging activities, see Note 20 of Notes to Consolidated Financial Statements on page 101.

The following table sets forth the interest rate spread between our interest-earning assets and interest-bearing liabilities at the dates indicated.

	December 31,				
	2002	*2001*	*2000*	*1999*	*1998*
Weighted average yield:					
Loans and mortgage-backed securities	5.83%	7.15%	8.45%	7.67%	7.72%
Federal Home Loan Bank stock	5.24	5.31	5.52	5.60	5.44
Investment securities	3.07	3.54	6.45	6.12	5.40
Interest-earning assets yield	5.72	6.98	8.36	7.62	7.65
Weighted average cost:					
Deposits	2.31	3.65	5.56	4.72	4.53
Borrowings:					
Federal Home Loan Bank advances	3.88	3.73	6.26	5.77	5.47
Other borrowings	-	7.88	8.12	7.88	8.69
Total borrowings	3.88	3.73	6.26	5.99	5.51
Capital securities	10.00	10.00	10.00	10.00	-
Combined funds cost	2.63	3.74	5.75	5.05	4.66
Interest rate spread	3.09%	3.24%	2.61%	2.57%	2.99%

The year-end weighted average yield on our loan portfolio decreased to 5.83% at December 31, 2002, from 7.15% at year-end 2001. The weighted average rate on new loans originated during 2002 was 5.43%, compared to 6.18% during 2001 and 6.10% during 2000. At December 31, 2002, our adjustable rate mortgage portfolio of single family residential loans, including mortgage-backed securities, totaled $9.9 billion with a weighted average rate of 5.75%, compared to $9.0 billion with a weighted average rate of 7.11% at December 31, 2001 and $9.0 billion with a weighted average rate of 8.47% at December 31, 2000.

Problem Loans and Real Estate

Non-Performing Assets

Non-performing assets consist of loans on which we have ceased accruing interest (which we refer to as non-accrual loans), loans restructured at a below market rate, real estate acquired in settlement of loans and repossessed automobiles. Our non-performing assets totaled $80 million at December 31, 2002, compared to $93 million at December 31, 2001 and $55 million at December 31, 2000. The decrease in our non-performing assets during 2002 was primarily attributed to declines in our residential one-to-four unit prime category of $7 million and subprime category of $3 million. Other non-accrual loans declined by $2 million during the current year primarily due to a decline in commercial real estate non-performers as a result of a short-pay that was accepted in full consideration of the loan. Of the total, real estate acquired in settlement of loans represented $12 million at December 31, 2002, down from $15 million at December 31, 2001, but up from $10 million at December 31, 2000. Our non-performing assets as a percentage of total assets was 0.67% at year-end 2002, compared to 0.83% at year-end 2001 and 0.50% at year-end 2000.

The following table summarizes our non-performing assets at the dates indicated.

(Dollars in Thousands)	December 31, 2002	2001	2000	1999	1998
Non-accrual loans:					
Residential one-to-four units	$34,504	$43,210	$20,746	$15,590	$15,571
Residential one-to-four units – subprime	32,263	31,166	22,296	13,914	1,975
Other	681	2,668	1,708	3,477	4,829
Total non-accrual loans	67,448	77,044	44,750	32,981	22,375
Troubled debt restructure – below market rate (1)	-	203	206	-	-
Real estate acquired in settlement of loans	12,360	15,366	9,942	5,899	4,475
Repossessed automobiles	6	19	76	314	569
Total non-performing assets	$79,814	$92,632	$54,974	$39,194	$27,419
Allowance for loan losses:					
Amount	$34,999	$36,120	$34,452	$38,342	$31,517
As a percentage of non-performing loans	51.89%	46.76%	76.63%	116.25%	140.86%
Non-performing assets as a percentage of total assets	0.67	0.83	0.50	0.42	0.44

(1) Represented one residential one-to-four unit loan.

It is our policy to take appropriate, timely and aggressive action when necessary to resolve non-performing assets. When resolving problem loans, it is our policy to determine collectibility under various circumstances which are intended to result in our maximum financial benefit. We accomplish this by either working with the borrower to bring the loan current or by foreclosing and selling the asset. We perform ongoing reviews of loans that display weaknesses and maintain adequate loss allowances on the loans. For a discussion on our internal asset review policy, refer to Allowance for Losses on Loans and Real Estate on page 53.

All but $23 million of our non-performing assets at December 31, 2002 were located in California, compared to $20 million outside of California a year ago.

We evaluate the need for appraisals of non-performing assets on a periodic basis. We will generally obtain a new appraisal when we believe that there may have been an adverse change in the property operations or in the economic conditions of the geographic market of the property securing our loans. Our policy is to obtain new appraisals at least annually for all real estate acquired in settlement of loans.

Non-Accrual Loans. It is our general policy to account for a loan as non-accrual when the loan becomes 90 days delinquent or when collection of interest appears doubtful. In a number of cases, loans may remain on accrual status past 90 days when we determine that continued accrual is warranted because the loan is well-secured and in process of collection. As of December 31, 2002, we had no loans 90 days or more delinquent which remained on accrual status. We reverse and charge against interest income any interest previously accrued with respect to non-accrual loans. We recognize interest income on non-accrual loans to the extent that we receive payments and to the extent that we believe we will recover the remaining principal balance of the loan. We restore these loans to an accrual status only if all past due payments are made by the borrower and the borrower has demonstrated the ability to make future payments of principal and interest. At December 31, 2002, non-accrual loans aggregating $16 million were less than 90 days delinquent relative to their contractual terms.

Troubled Debt Restructurings. We consider a restructuring of a debt a troubled debt restructuring when we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower that we would not otherwise grant. Troubled debt restructurings may include changing repayment terms, reducing the stated interest rate or reducing the amounts of principal and/or interest due or extending the maturity date. The restructuring of a loan is intended to recover as much of our investment as possible and to achieve the highest yield possible. At December 31, 2002, we had no troubled debt restructurings on accrual status.

Real Estate Acquired in Settlement of Loans. Real estate acquired in settlement of loans consists of real estate acquired through foreclosure or deeds in lieu of foreclosure and totaled $12 million at December 31, 2002.

Delinquent Loans

When a borrower fails to make required payments on a loan and does not cure the delinquency within 60 days, we normally record a notice of default to commence foreclosure proceedings, so long as we have given any required prior notice to the borrower. If the loan is not reinstated within the time permitted by law for reinstatement, which is normally five business days prior to the date set for the non-judicial trustee's sale, we may then sell the property at a foreclosure sale. In general, if we have elected to pursue a non-judicial foreclosure, we are not permitted under applicable law to obtain a deficiency judgment against the borrower, even if the security property is insufficient to cover the balance owed. At these foreclosure sales, we generally acquire title to the property.

At December 31, 2002, loans delinquent 30 days or more as a percentage of total loans was 0.86%, down from 1.10% at year-end 2001 but up from 0.66% at year-end 2000. The decrease from prior year occurred in every one of the delinquent categories, most notably within our residential one-to-four unit categories. As a percentage of its loan category, residential one-to-four units decreased from 0.80% at year-end 2001 to 0.59% at year-end 2002, while subprime residential one-to-four units decreased from 2.87% at year-end 2001 to 2.80% at year-end 2002. A higher incidence of delinquency is expected on subprime loans as these borrowers have a history of delinquencies for which we charge higher interest rates to compensate for that risk. In addition, the loan-to-value ratio on these loans is generally lower thereby providing more equity protection against loss.

The following table indicates the amounts of our past due loans at the dates indicated.

	December 31,							
	2002				2001			
(Dollars in Thousands)	30-59 Days	60-89 Days	90+ Days (1)	Total	30-59 Days	60-89 Days	90+ Days (1)	Total
Loans secured by real estate:								
Residential:								
One-to-four units	$19,881	$ 8,066	$27,333	$55,280	$19,170	$12,797	$33,449	$ 65,416
One-to-four units – subprime	8,971	5,944	23,831	38,746	13,159	9,104	20,958	43,221
Five or more units	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-
Total real estate loans	28,852	14,010	51,164	94,026	32,329	21,901	54,407	108,637
Non-mortgage:								
Commercial	-	-	466	466	-	-	1,163	1,163
Automobile	98	13	4	115	174	85	46	305
Other consumer	48	47	211	306	356	62	173	591
Total delinquent loans	$28,998	$14,070	$51,845	$94,913	$32,859	$22,048	$55,789	$110,696
Delinquencies as a percentage of total loans	0.26%	0.13%	0.47%	0.86%	0.33%	0.22%	0.55%	1.10%
	2000				1999			
Loans secured by real estate:								
Residential:								
One-to-four units	$12,400	$8,611	$15,246	$36,257	$ 8,630	$3,889	$12,793	$25,312
One-to-four units – subprime	7,300	7,658	14,427	29,385	7,867	3,069	7,935	18,871
Five or more units	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-
Total real estate loans	19,700	16,269	29,673	65,642	16,497	6,958	20,728	44,183
Non-mortgage:								
Commercial	-	-	-	-	-	-	-	-
Automobile	393	26	151	570	4,758	674	717	6,149
Other consumer	98	29	246	373	679	42	114	835
Total delinquent loans	$20,191	$16,324	$30,070	$66,585	$21,934	$7,674	$21,559	$51,167
Delinquencies as a percentage of total loans	0.20%	0.16%	0.30%	0.66%	0.25%	0.09%	0.24%	0.58%
	1998							
Loans secured by real estate:								
Residential:								
One-to-four units	$ 9,841	$6,014	$12,832	$28,687				
One-to-four units – subprime	244	784	947	1,975				
Five or more units	-	-	155	155				
Commercial real estate	-	-	-	-				
Construction	-	-	-	-				
Land	-	-	-	-				
Total real estate loans	10,085	6,798	13,934	30,817				
Non-mortgage:								
Commercial	-	-	-	-				
Automobile	4,650	888	1,048	6,586				
Other consumer	334	45	344	723				
Total delinquent loans	$15,069	$7,731	$15,326	$38,126				
Delinquencies as a percentage of total loans	0.26%	0.13%	0.26%	0.65%				

(1) All 90 day or greater delinquencies are on non-accrual status and reported as part of non-performing assets.

Allowance for Losses on Loans and Real Estate

We maintain a valuation allowance for losses on loans and real estate to provide for losses inherent in those portfolios. The adequacy of the allowance is evaluated quarterly by management to maintain the allowance at levels sufficient to provide for inherent losses. A key component to our evaluation is our internal asset review process.

Our Internal Asset Review Department conducts independent reviews to evaluate the risk and quality of all our assets. Our Internal Asset Review Committee is responsible for the review and classification of assets. The Internal Asset Review Committee members include the Chief Internal Asset Review Officer, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Chief Lending Officer, General Counsel and Director of Compliance/Risk Management. The Internal Asset Review Committee meets quarterly to review and to determine asset classifications and to recommend any changes to asset valuation allowances. With the exception of payoffs or asset sales, the classification of an asset, once established, can be removed or upgraded only upon approval of the Internal Asset Review Committee. The Chief Internal Asset Review Officer reports quarterly to the Audit Committee of the Board of Directors regarding overall asset quality, the adequacy of valuation allowances on classified assets and our adherence to policies and procedures regarding asset classification and valuation.

We adhere to an internal asset review system and loss allowance methodology designed to provide for timely recognition of problem assets and adequate general valuation allowances to cover asset losses. Our current asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. We use the various asset classifications as a means of measuring risk for determining the valuation allowance at a point in time. We currently use a six grade system to classify our assets. The current grades are:

- pass;
- watch;
- special mention;
- substandard;
- doubtful; and
- loss.

We consider substandard, doubtful and loss assets "classified assets" for regulatory purposes. A brief description of these classifications follows:

- The pass classification represents a level of credit quality which contains no well-defined deficiency or weakness.
- The watch classification is used to identify an asset that currently contains no well-defined deficiency or weakness, but it is determined to be desirable to closely monitor the asset—*e.g.,* loans to facilitate the sale of real estate acquired in settlement of loans. This category may also be used for assets upgraded from lower classifications where continuing monitoring is deemed appropriate.
- A special mention asset does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management's close attention.
- Substandard assets have a well-defined weakness or weaknesses. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.
- An asset classified doubtful has all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. We consider doubtful to be a temporary classification until resolution of pending weakness issues enables us to more clearly define the potential for loss.
- That portion of an asset classified as loss is considered uncollectible and of so little value that its continuance as an asset, without establishment of a specific valuation allowance, is not warranted. A loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer writing off or providing for all or a portion of an impaired asset even though

partial recovery may be effected in the future. We will generally classify as loss the balance of the asset that is greater than the net fair value of the asset unless we can expect payment from another source. Therefore, the amount of an asset classified as loss reflects the total of specific valuation allowances established for the particular asset. Specific valuation allowances are not includable in determining the Bank's total regulatory capital.

The OTS has the authority to require us to change our asset classifications. If the change results in an asset being classified in whole or in part as loss, a specific allowance must be established against the amount so classified or that amount must be charged off. OTS guidelines set forth quantitative benchmarks as a starting point for the determination of appropriate levels of general valuation allowances. The OTS directs its examiners to rely on management's estimates of adequate general valuation allowances if the Bank's process for determining adequate allowances is deemed to be sound.

The allowances for losses on loans and real estate are maintained at an amount management deems adequate to cover inherent losses. We have implemented and adhere to an internal asset review system and loan loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses. In determining the allowance for loan losses related to specific large loans (loans over $5 million), we evaluate the allowance on an individual loan basis, including an analysis of the creditworthiness, cash flows and financial status of the borrower, and the condition and the estimated value of the collateral. We review all loans under $5 million by analyzing their performance and composition of their collateral as a whole because of the relatively homogeneous nature of the portfolios. Given the above evaluations, the amount of the allowance is based upon the summation of general valuation allowances, allocated allowances and an unallocated allowance.

We utilize the asset classifications from our internal asset review process in the following manner to determine the amount of our allowances:

- General valuation allowances: This element relates to assets with no well-defined deficiency or weakness (i.e., assets classified pass or watch) and takes into consideration loss that is imbedded within the portfolio but has not yet been realized. Generally, we believe that borrowers are impacted by events well in advance of a lender's knowledge that may ultimately result in loan default and eventual loss. Examples of such loss-causing events would be borrower job loss, divorce or medical crisis in the case of single family residential and consumer loans, or loss of a major tenant in the case of commercial real estate loans. General valuation allowances are determined by applying factors that take into consideration past loss experience and asset duration for each major asset type to the associated asset balance.
- Allocated allowances: This element relates to assets with well-defined deficiencies or weaknesses (i.e., assets classified special mention, substandard, doubtful or loss). We calculate on an ongoing basis loss by credit classification for each major asset type. Factors based upon those loss statistics are applied against current classified asset balances to determine the amount of allocated allowances. Included in these allowances are those amounts associated with assets where it is probable that the value of the asset has been impaired and the loss can be reasonably estimated. If we determine our carrying value of the asset exceeds the net fair value and no alternative payment source exists, then a specific allowance is recorded for the amount of that difference.
- Unallocated allowance: This element is more subjective and is reviewed quarterly to take into consideration estimation errors and economic trends that are not necessarily captured in determining the general valuation and allocated allowances.

Our provision for loan losses was $0.9 million in 2002, down $1.6 million from 2001. Our net loan charge-offs exceeded the provision for loan losses by $1.1 million resulting in a decrease in the allowance for loan losses to $35.0 million at December 31, 2002. The decrease in the allowance reflected a decrease of $1.1 million in general valuation allowances to $26.7 million. Allocated allowances increased by $0.1 million in our single-family portfolio and $0.1 million in our commercial non-mortgage portfolio, which was partially offset by a $0.2 million decrease in the commercial real estate mortgage portfolio. There was no change in the unallocated allowance of $2.8 million. During 2001, our provision for loan losses exceeded net loan charge-offs by $1.7 million resulting in an increase in the allowance for loan losses to $36.1 million at December 31, 2001. The increase in the allowance reflected an increase of $0.8 million in general valuation allowances to $27.8 million. Allocated allowances increased by $1.8 million in our single-family portfolio and $0.2 million in our commercial non-mortgage portfolio, which was partially offset by a $1.0 million decrease in the commercial real estate mortgage portfolio. There was no change in the unallocated allowance.

The following table summarizes the activity in our allowance for loan losses during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Balance at beginning of period	$36,120	$34,452	$38,342	$31,517	$32,092
Provision	939	2,564	3,251	11,270	3,899
Charge-offs	(2,231)	(1,348)	(1,749)	(5,535)	(7,372)
Recoveries	171	452	419	1,090	2,898
Transfers (1)	-	-	(5,811)	-	-
Balance at end of period	$34,999	$36,120	$34,452	$38,342	$31,517

(1) Reduction in 2000 was due to the sale of subsidiary.

Net loan charge-offs were $2.1 million in 2002, up from $0.9 million in 2001 and $1.3 million in 2000. The increase from a year ago primarily reflected a $1.2 million charge-off in the current year of a commercial real estate loan for which a short-pay was accepted in full consideration of the loan.

The following table presents by category of loan gross charge-offs, gross recoveries and net charge-offs during the years indicated.

(Dollars in Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Gross loan charge-offs					
Loans secured by real estate:					
Residential:					
One-to-four units	$ 435	$ 530	$ 352	$ 393	$ 1,035
One-to-four units – subprime	166	344	383	187	-
Five or more units	-	-	-	-	68
Commercial real estate	1,188	-	-	-	-
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	104	197	832	4,795	6,118
Other consumer	338	277	182	160	151
Total gross loan charge-offs	2,231	1,348	1,749	5,535	7,372
Gross loan recoveries					
Loans secured by real estate:					
Residential:					
One-to-four units	111	267	19	-	125
One-to-four units – subprime	-	166	-	-	-
Five or more units	-	-	-	-	-
Commercial real estate	-	1	250	250	1,610
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	47	4	136	831	1,159
Other consumer	13	14	14	9	4
Total gross loan recoveries	171	452	419	1,090	2,898
Net loan charge-offs					
Loans secured by real estate:					
Residential:					
One-to-four units	324	263	333	393	910
One-to-four units – subprime	166	178	383	187	-
Five or more units	-	-	-	-	68
Commercial real estate	1,188	(1)	(250)	(250)	(1,610)
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	57	193	696	3,964	4,959
Other consumer	325	263	168	151	147
Total net loan charge-offs	$2,060	$ 896	$1,330	$4,445	$ 4,474
Net loan charge-offs as a percentage of average loans	0.02%	0.01%	0.01%	0.06%	0.08%

The following table indicates our allocation of the allowance for loan losses to the various categories of loans at the dates indicated.

	December 31,								
	2002			2001			2000		
(Dollars in Thousands)	*Allowance*	*Gross Loan Portfolio Balance*	*Allowance Percentage to Loan Balance*	*Allowance*	*Gross Loan Portfolio Balance*	*Allowance Percentage to Loan Balance*	*Allowance*	*Gross Loan Portfolio Balance*	*Allowance Percentage to Loan Balance*
Loans secured by real estate:									
Residential:									
One-to-four units	$18,562	$ 8,647,197	0.21%	$19,033	$7,699,061	0.25%	$15,254	$7,655,238	0.20%
One-to-four units – subprime	8,642	1,386,113	0.62	9,633	1,506,719	0.64	10,157	1,743,914	0.58
Five or more units	80	10,640	0.75	84	11,179	0.75	146	19,460	0.75
Commercial real estate	1,364	71,415	1.91	1,848	112,509	1.64	2,935	164,604	1.78
Construction	1,223	103,547	1.18	1,005	84,942	1.18	1,390	118,165	1.18
Land	636	53,538	1.19	274	22,028	1.24	332	26,880	1.24
Non-mortgage:									
Commercial	586	15,021	3.90	573	22,017	2.60	442	21,721	2.03
Automobile (1)	100	11,641	0.86	277	24,529	1.13	269	39,614	0.68
Other consumer	1,006	56,782	1.77	593	50,908	1.16	727	60,653	1.20
Not specifically allocated	2,800	-	-	2,800	-	-	2,800	-	-
Total loans held for investment	$34,999	$10,355,894	0.34%	$36,120	$9,533,892	0.38%	$34,452	$9,850,249	0.35%

	1999			1998		
Loans secured by real estate:						
Residential:						
One-to-four units	$12,913	$6,155,399	0.21%	$11,244	$4,047,182	0.28%
One-to-four units – subprime	9,876	1,639,401	0.60	3,055	588,951	0.52
Five or more units	184	21,055	0.87	401	40,029	1.00
Commercial real estate	2,439	148,327	1.64	2,632	140,790	1.87
Construction	2,075	176,487	1.18	1,508	127,761	1.18
Land	843	67,631	1.25	568	44,859	1.27
Non-mortgage:						
Commercial	334	26,667	1.25	218	28,293	0.77
Automobile	6,259	399,789	1.57	8,344	357,988	2.33
Other consumer	619	49,344	1.25	747	41,894	1.78
Not specifically allocated	2,800	-	-	2,800	-	-
Total loans held for investment	$38,342	$8,684,100	0.44%	$31,517	$5,417,747	0.58%

(1) The decline during 2000 primarily reflects the sale of subsidiary.

Impaired Loans. We consider a loan to be impaired when, based upon current information and events, we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. We carry impaired loans at either the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the net fair value of the collateral securing the loan. Impaired loans exclude large groups of smaller balance homogeneous loans that we collectively evaluate for impairment. For us, loans we collectively review for impairment include all single family loans and performing multi-family and non-residential loans having principal balances of less than $5 million.

In determining impairment, we consider large non-homogeneous loans with the following characteristics: non-accrual loans, debt restructurings and performing loans which exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. We base the measurement of collateral dependent impaired loans on the fair value of the loan's collateral. We value non-collateral dependent loans based on a present value calculation of expected future cash flows, discounted at the loan's effective rate. We generally use cash receipts on impaired loans not performing according to contractual terms to reduce the carrying value of the loan, unless we believe we will recover the remaining principal balance of the loan. We include impairment losses in the allowance for loan losses through a charge to provision for loan losses. We include adjustments to impairment losses due to changes in the fair value of the collateral of impaired loans in provision for loan losses. Upon disposition of an impaired loan, we record loss of principal through a charge-off to the allowance for loan losses. The recorded investment in loans for which we have recognized impairment totaled $13 million at December 31, 2001. During 2002, that amount increased but by year end had declined back to $13 million as a short-pay was accepted in full consideration of a commercial real estate loan. The total allowance for losses related to these loans was $1 million for both December 31, 2002 and 2001. During 2002, the total interest recognized on the impaired portfolio was $1.3 million, compared to $1.7 million in 2001. For further information regarding impaired loans, see Note 5 of the Notes to Consolidated Financial Statements on page 81.

The following table summarizes the activity in our allowance for loan losses associated with impaired loans during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Balance at beginning of period	$ 759	$800	$797	$810	$1,301
Provision (reduction)	1,154	(41)	3	(13)	(491)
Charge-offs	(1,188)	-	-	-	-
Recoveries	-	-	-	-	-
Balance at end of period	$ 725	$759	$800	$797	$ 810

The provision of $1.2 million during 2002 and resultant $1.2 million charge-off relates to the previously mentioned commercial real estate loan for which a short-pay was accepted in full consideration.

In addition to losses charged against the allowance for loan losses, we have maintained a valuation allowance for losses on real estate and joint ventures held for investment. The provision reductions in all years were, in general, due to a continuing improvement in the real estate market which favorably impacted the valuation of certain neighborhood shopping center investments and to a reduction in the investment in certain joint venture investments.

The following table summarizes the activity in our allowance for real estate and joint ventures held for investment during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Balance at beginning of period	$ 2,690	$2,997	$2,131	$ 7,717	$21,244
Provision (reduction)	(448)	(307)	866	(3,666)	(5,296)
Charge-offs	(1,334)	-	-	(1,920)	(8,231)
Recoveries	-	-	-	-	-
Balance at end of period	$ 908	$2,690	$2,997	$ 2,131	$ 7,717

We have recorded losses on real estate acquired in settlement of loans by direct write-off to net operations of real estate acquired in settlement of loans and against an allowance for losses specifically established for these assets. As of September 30, 1999, we ceased maintaining an allowance for real estate acquired in settlement of loans as we record the related individual assets at the lower of cost or fair value.

The following table summarizes the activity of our allowance for real estate acquired in settlement of loans during the years indicated.

(In Thousands)	*2002*	*2001*	*2000*	*1999*	*1998*
Balance at beginning of period	$ -	$ -	$ -	$ 533	$ 839
Provision (reduction)	608	517	412	(45)	455
Charge-offs	(612)	(583)	(442)	(488)	(761)
Recoveries	4	66	30	-	-
Balance at end of period	$ -	$ -	$ -	$ -	$ 533

Capital Resources and Liquidity

Our sources of funds include deposits, advances from the FHLB and other borrowings; proceeds from the sale of loans, mortgage-backed securities and real estate; payments of loans and mortgage-backed securities and payments for and sales of loan servicing; and income from other investments. Interest rates, real estate sales activity and general economic conditions significantly affect repayments on loans and mortgage-backed securities and deposit inflows and outflows.

Our primary sources of funds generated during 2002 were from:

- principal repayments—including prepayments, but excluding our refinances of our existing loans—on loans and mortgage-backed securities of $2.9 billion;
- sales of mortgage-backed securities available for sale of $1.0 billion;
- an increase in deposits of $619 million;
- maturities and sales of U.S. Treasury securities, agency obligations and other investment securities available for sale of $618 million; and
- a net increase in FHLB advances and other borrowings of $101 million.

We used these funds for the following purposes:

- to originate and purchase loans held for investment, excluding refinances of our existing loans, of $3.7 billion;
- to purchase mortgage-backed securities available for sale of $1.0 billion;
- to purchase U.S. Treasury securities, agency obligations and other investment securities available for sale of $675 million; and
- to increase our loans held for sale a net $153 million.

Our principal source of liquidity is our ability to utilize borrowings, as needed. Our primary source of borrowings is the FHLB. At December 31, 2002, our FHLB borrowings totaled $1.6 billion, representing 13.6% of total assets. We currently are approved by the FHLB to borrow up to 40% of total assets to the extent we provide qualifying collateral and hold sufficient FHLB stock. That approved limit would have permitted us, as of year end, to borrow an additional $3.2 billion. To the extent 2003 deposit growth falls short of satisfying ongoing commitments to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, make investments, and continue branch improvement programs, we will utilize our FHLB borrowing arrangement or possibly other sources. As of December 31, 2002, we had commitments to borrowers for short-term rate locks of $996 million, undisbursed loan funds and unused lines and letters of credit of $190 million, and other contingent liabilities of $2 million. We believe our current sources of funds, including repayments of existing loans, enable us to meet our obligations while maintaining liquidity at appropriate levels.

Another measure of liquidity in the savings and loan industry is the ratio of cash and eligible investments to the sum of withdrawable savings and borrowings due within one year. At December 31, 2002, the Bank's ratio was 5.4%, compared to 4.3% at both December 31, 2001 and 2000.

The holding company currently has adequate liquid assets to meet its obligations and can obtain further funds by means of dividends from subsidiaries, subject to certain limitations, or issuance of further debt or equity. At December 31, 2002, the holding company's liquid assets, including due from Bank—interest bearing balances, totaled $65 million.

On July 24, 2002, the Board of Directors of Downey authorized a share repurchase program of up to $50 million of Downey's common stock. To fund this program, the Bank paid a special $50 million dividend during the year to the holding company. The shares are being repurchased from time-to-time in open market transactions. The timing, volume and price of purchases will be made at the discretion of Downey, and will also be contingent upon Downey's overall financial condition, as well as market conditions in general. During the current year, 306,300 shares were repurchased at an average price of $39.73 and, at year end, $38 million of the original authorization remains available for future purchases.

Stockholders' equity totaled $823 million at December 31, 2002, up from $734 million at December 31, 2001 and $625 million at December 31, 2000.

Contractual Obligations and Other Commitments

Through the normal course of operations, we have entered into certain contractual obligations and other commitments. Our obligations generally relate to funding of our operations through deposits and borrowings as well as leases for premises and equipment, and our commitments generally relate to our lending operations.

We enter into derivative financial instruments as part of our interest rate risk management process, primarily related to our sale of loans in the secondary market. For further information regarding our derivative instruments, see Asset/Liability Management and Market Risk on page 44 and Note 20 of Notes to the Consolidated Financial Statements on page 101.

Commitments to originate fixed and variable rate mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing lines and letters of credit requires the same creditworthiness evaluation as that involved in extending loan facilities to customers. Downey evaluates each customer's creditworthiness on a case-by-case basis. Undisbursed loan funds and unused lines of credit include home equity lines of credit and funds not disbursed, but committed to construction and commercial lending by the Bank.

We have obligations under long term operating leases, principally for building space and land. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Downey receives collateral to support commitments for which collateral is deemed necessary. The most significant categories of collateral include real estate properties underlying mortgage loans, liens on personal property and cash on deposit with Downey.

At December 31, 2002, scheduled maturities of certificates of deposit and FHLB advances, secondary marketing activities, loans held for investment and future operating minimum lease commitments, and other contractual obligations are as follows:

(In Thousands)	*Within 1 Year*	*1 – 3 Years*	*4 – 5 Years*	*Over 5 Years*	*Total Balance*
Certificates of deposit	$3,534,174	$ 627,970	$505,510	$ -	$4,667,654
FHLB advances	413,934	609,850	141,300	459,000	1,624,084
Secondary marketing activities:					
Non-qualifying hedge transactions:					
Expected rate lock commitments	614,592	-	-	-	614,592
Associated forward sale contracts	624,062	-	-	-	624,062
Associated forward purchase contracts	50,000	-	-	-	50,000
Qualifying cash flow hedge transactions:					
Loans held for sale, at lower of cost or fair value	652,052	-	-	-	652,052
Associated forward sale contracts	623,975	-	-	-	623,975
Commitments to originate loans held for investment:					
Adjustable	249,121	-	-	-	249,121
Fixed	716	-	-	-	716
Undisbursed loan funds and unused lines of credit	82,671	12,331	-	94,281	189,283
Operating leases	4,347	7,158	4,541	2,482	18,528
Standby letters of credit and other contingent liabilities	-	-	-	2,662	2,662
Total obligations and commitments	$6,849,644	$1,257,309	$651,351	$558,425	$9,316,729

Regulatory Capital Compliance

Our core and tangible capital ratios were both 6.92% and our risk-based capital ratio was 14.08% at December 31, 2002. These levels are down from comparable ratios of 7.10% for both core and tangible capital and 14.53% for risk-based capital at December 31, 2001, and continue to exceed the "well capitalized" standards of 5.00% for core capital and 10.00% for risk-based capital, as defined by regulation.

The following table is a reconciliation of the Bank's stockholder's equity to federal regulatory capital as of December 31, 2002.

	Tangible Capital			*Core Capital*		*Risk-Based Capital*		
(Dollars in Thousands)	*Amount*	*Ratio*		*Amount*	*Ratio*	*Amount*	*Ratio*	
Stockholder's equity	$873,851			$873,851		$873,851		
Adjustments:								
Deductions:								
Investment in subsidiary, primarily real estate	(41,587)			(41,587)		(41,587)		
Excess cost over fair value of branch acquisitions	(3,150)			(3,150)		(3,150)		
Non-permitted mortgage servicing rights	(5,773)			(5,773)		(5,773)		
Additions:								
Unrealized losses on securities available for sale	1,422			1,422		1,422		
General loss allowance – investment in DSL Service Company	202			202		202		
Allowance for loan losses, net of specific allowances (1)	-			-		34,480		
Regulatory capital	824,965	6.92%		824,965	6.92%	859,445	14.08%	
Well capitalized requirement	178,739	1.50	(2)	595,797	5.00	610,398	10.00	(3)
Excess	$646,226	5.42%		$229,168	1.92%	$249,047	4.08%	

(1) Limited to 1.25% of risk-weighted assets.
(2) Represents the minimum requirement for tangible capital, as no "well capitalized" requirement has been established for this category.
(3) A third requirement is Tier 1 capital to risk-weighted assets of 6.00%, which the Bank met and exceeded with a ratio of 13.52%.

Subsequent to December 31, 2002, the OTS notified us that beginning March 31, 2003, we will need to make the following changes to our regulatory capital calculations:

- Deduct from capital, loans the Bank has made to certain joint ventures in which DSL Service Company is a partner. At December 31, 2002, these loans totaled $37 million.
- Risk weight our subprime residential loans at 75% instead of 50%. For further information regarding this change, see Business–Regulation–Regulation of the Bank on page 11.

While these changes will reduce our regulatory capital ratios, our ratios will remain above the well capitalized requirement. The pro forma impact of these changes to our year-end 2002 regulatory capital ratios are:

- Tangible capital ratio declines from 6.92% to 6.63% – the well capitalized requirement is 1.50%.
- Core capital ratio declines from 6.92% to 6.63% – the well capitalized requirement is 5.00%.
- Risk-based capital ratio declines from 14.08% to 12.82% – the well capitalized requirement is 10.00%.

Newly Adopted Accounting Principles

Statement of Financial Accounting Standards No. 144. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a business segment. SFAS 144 also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively.

Statement of Financial Accounting Standards No. 147. Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"), addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," ("SFAS 72"), and Financial Accounting Standards Board Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," and requires that those transactions be accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Thus, the requirement in SFAS 72 to recognize, and subsequently amortize, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Consequently, Downey ceased amortizing the remaining excess cost over fair value of branch acquisitions and will subject this asset to annual impairment testing. Downey also restated previously issued financial statements during the fourth quarter of 2002 back to January 1, 2002, when SFAS 142 was applied. As of December 31, 2002, this asset totaled $3 million.

Current Accounting Issues

Statement of Financial Accounting Standards No. 143. Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. It is anticipated that the financial impact of SFAS 143 will not have a material effect on Downey.

Statement of Financial Accounting Standards No. 145. Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Corrections" ("SFAS 145"), updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to SFAS No. 4 and SFAS No. 13 are effective for fiscal years beginning and transactions occurring after May 15, 2002, respectively. It is anticipated that the financial impact of SFAS 145 will not have a material effect on Downey.

Statement of Financial Accounting Standards No. 146. Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), requires Downey to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Statement of Financial Accounting Standards No. 148. Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"), amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of Downey's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. Presently, Downey does not intend to adopt the fair value method. For further information regarding our accounting for stock options, see Note 17 of Notes to Consolidated Financial Statements on page 97.

Financial Accounting Standards Board Interpretation 46. Financial Accounting Standards Board Interpretation 46, "Provides Guidance to Improve Financial Reporting for SPEs, Off-Balance Sheet Structures and Similar Entities" ("FIN 46"), requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. It is possible that certain of our real estate joint venture partnerships may require consolidation as a result of applying the provisions of FIN 46. The financial impact will likely be immaterial. For further information regarding Downey's real estate joint venture partnerships, see Financial Condition—Investments in Real Estate and Joint Ventures on page 39 and Note 6 on page 83 of Notes to Consolidated Financial Statements

Sale of Subsidiary

On February 29, 2000, the Bank sold its indirect automobile finance subsidiary, Downey Auto Finance Corp., to Auto One Acceptance Corp., a subsidiary of California Federal Bank and recognized a pre-tax gain from the sale of $9.8 million. At December 31, 1999, Downey Auto Finance Corp. had loans totaling $366 million and total assets of $373 million. The proceeds from the sale have provided additional capital to further the growth of our residential lending business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative disclosures about market risk, see Financial Condition—Asset/Liability Management and Market Risk on page 44.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KPMG

355 South Grand Avenue
Los Angeles, CA 90071

Independent Auditors' Report

The Board of Directors and Stockholders
Downey Financial Corp.:

We have audited the accompanying consolidated balance sheets of Downey Financial Corp. and subsidiaries ("Downey") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of Downey's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Downey Financial Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
January 16, 2003

Consolidated Balance Sheets

(Dollars in Thousands, Except Per Share Data)	December 31, 2002	December 31, 2001
Assets		
Cash	$ 123,524	$ 106,079
Federal funds	2,555	37,001
Cash and cash equivalents	126,079	143,080
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	457,797	402,355
Municipal securities held to maturity, at amortized cost (estimated fair value of $6,202 at December 31, 2002 and $6,373 at December 31, 2001)	6,216	6,388
Loans held for sale, at lower of cost or fair value	652,052	499,024
Mortgage-backed securities available for sale, at fair value	2,253	118,981
Loans receivable held for investment	10,322,637	9,514,408
Investments in real estate and joint ventures	33,890	38,185
Real estate acquired in settlement of loans	12,360	15,366
Premises and equipment	113,536	111,762
Federal Home Loan Bank stock, at cost	117,563	113,139
Mortgage servicing rights, net	57,729	56,895
Other assets	76,039	85,447
	$11,978,151	$11,105,030
Liabilities and Stockholders' Equity		
Deposits	$ 9,238,350	$ 8,619,566
Federal Home Loan Bank advances and other borrowings	1,624,084	1,522,712
Accounts payable and accrued liabilities	102,533	67,431
Deferred income taxes	70,080	41,425
Total liabilities	11,035,047	10,251,134
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of the Company ("Capital Securities")	120,000	120,000
Stockholders' equity		
Preferred stock, par value of $0.01 per share; authorized 5,000,000 shares; outstanding none	-	-
Common stock, par value of $0.01 per share; authorized 50,000,000 shares; issued 28,235,022 shares at December 31, 2002 and 28,213,048 shares at December 31, 2001	282	282
Additional paid-in capital	93,792	93,400
Accumulated other comprehensive loss	(1,422)	(239)
Retained earnings	742,622	640,453
Treasury stock, at cost, 306,300 shares at December 31, 2002	(12,170)	-
Total stockholders' equity	823,104	733,896
	$11,978,151	$11,105,030

See accompanying notes to consolidated financial statements.

DOWNEY FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Data)	*Years Ended December 31,* 2002	2001	2000
Interest income			
Loans receivable	$612,762	$782,784	$760,538
U.S. Treasury securities and agency obligations	9,682	15,392	13,387
Mortgage-backed securities	3,637	726	1,060
Other investments	6,957	9,479	9,375
Total interest income	633,038	808,381	784,360
Interest expense			
Deposits	244,541	424,855	379,303
Borrowings	60,936	65,793	130,419
Capital securities	12,163	12,163	12,163
Total interest expense	317,640	502,811	521,885
Net interest income	315,398	305,570	262,475
Provision for loan losses	939	2,564	3,251
Net interest income after provision for loan losses	314,459	303,006	259,224
Other income, net			
Loan and deposit related fees	47,220	50,486	30,089
Real estate and joint ventures held for investment, net	10,250	3,885	8,798
Secondary marketing activities:			
Loan servicing loss, net	(39,629)	(11,373)	(3,628)
Net gains on sales of loans and mortgage-backed securities	45,860	22,432	3,297
Net gains on sales of mortgage servicing rights	331	934	-
Net gains (losses) on sales of investment securities	219	329	(106)
Gain on sale of subsidiary	-	-	9,762
Other	2,431	1,843	2,342
Total other income, net	66,682	68,536	50,554
Operating expense			
Salaries and related costs	119,514	99,935	82,522
Premises and equipment costs	30,694	26,016	23,220
Advertising expense	4,418	4,410	4,786
SAIF insurance premiums and regulatory assessments	3,078	3,051	2,626
Professional fees	1,435	5,452	3,319
Other general and administrative expense	27,505	23,632	19,716
Total general and administrative expense	186,644	162,496	136,189
Net operation of real estate acquired in settlement of loans	11	239	818
Amortization of excess cost over fair value of branch acquisitions	-	457	462
Total operating expense	186,655	163,192	137,469
Income before income taxes	194,486	208,350	172,309
Income taxes	82,193	88,169	73,058
Net income	$112,293	$120,181	$ 99,251
PER SHARE INFORMATION			
Basic	$ 3.99	$ 4.26	$ 3.52
Diluted	$ 3.99	$ 4.25	$ 3.51
Cash dividends declared and paid	$ 0.36	$ 0.36	$ 0.36
Weighted average diluted shares outstanding	28,173,659	28,271,103	28,225,551

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In Thousands)	Years Ended December 31, 2002	2001	2000
Net income	$112,293	$120,181	$ 99,251
Other comprehensive income (loss), net of income taxes (benefits)			
Unrealized gains (losses) on securities available for sale:			
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	61	705	2,032
Mortgage-backed securities available for sale, at fair value	935	(714)	173
Less reclassification of realized (gains) losses included in net income	(284)	(190)	50
Unrealized losses on cash flow hedges:			
Net derivative instruments	(11,434)	(5,981)	-
Less reclassification of realized losses included in net income	9,539	5,254	-
Total other comprehensive income (loss), net of income taxes (benefits)	(1,183)	(926)	2,255
Comprehensive income	$111,110	$119,255	$101,506

Consolidated Statements of Stockholders' Equity

(Dollars in Thousands, Except Per Share Data)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balances at December 31, 1999	$281	$92,385	$(1,568)	$441,320	$ -	$532,418
Cash dividends, $0.36 per share	-	-	-	(10,143)	-	(10,143)
Exercise of stock options	1	854	-	-	-	855
Unrealized gains on securities available for sale	-	-	2,255	-	-	2,255
Net income	-	-	-	99,251	-	99,251
Balances at December 31, 2000	282	93,239	687	530,428	-	624,636
Cash dividends, $0.36 per share	-	-	-	(10,156)	-	(10,156)
Exercise of stock options	-	161	-	-	-	161
Unrealized losses on securities available for sale	-	-	(199)	-	-	(199)
Unrealized losses on cash flow hedges	-	-	(727)	-	-	(727)
Net income	-	-	-	120,181	-	120,181
Balances at December 31, 2001	282	93,400	(239)	640,453	-	733,896
Cash dividends, $0.36 per share	-	-	-	(10,124)	-	(10,124)
Exercise of stock options	-	392	-	-	-	392
Unrealized gains on securities available for sale	-	-	712	-	-	712
Unrealized losses on cash flow hedges	-	-	(1,895)	-	-	(1,895)
Purchase of treasury stock	-	-	-	-	(12,170)	(12,170)
Net income	-	-	-	112,293	-	112,293
Balances at December 31, 2002	$282	$93,792	$(1,422)	$742,622	$(12,170)	$823,104

See accompanying notes to consolidated financial statements.

DOWNEY FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands)	*Years Ended December 31,* 2002	2001	2000
Cash flows from operating activities			
Net income	$ 112,293	$ 120,181	$ 99,251
Adjustments to reconcile net income to net cash used for operating activities:			
Depreciation and amortization	61,840	49,009	32,957
Provision for losses on loans, real estate acquired in settlement of loans, investments in real estate and joint ventures, mortgage servicing rights and other assets	37,712	13,366	10,605
Net gains on sales of loans and mortgage-backed securities, mortgage servicing rights, investment securities, real estate and other assets	(55,046)	(26,019)	(10,111)
Gain on sale of subsidiary	-	-	(9,762)
Interest capitalized on loans (negative amortization)	(25,615)	(31,576)	(72,641)
Federal Home Loan Bank stock dividends	(4,424)	(6,783)	(7,522)
Loans originated for sale	(6,172,572)	(4,823,938)	(1,729,220)
Proceeds from sales of loans held for sale, including those sold as mortgage-backed securities	6,036,671	4,539,068	1,547,187
(Increase) decrease in other, net	(4,687)	18,509	(33,238)
Net cash used for operating activities	(13,828)	(148,183)	(172,494)
Cash flows from investing activities			
Proceeds from sales of:			
Subsidiary, net	-	-	379,234
U.S. Treasury securities, agency obligations and other investment securities available for sale	92,137	29,139	29,645
Mortgage-backed securities available for sale	1,080,491	-	3,253
Loans held for investment	-	-	99,751
Wholly owned real estate and real estate acquired in settlement of loans	41,811	11,141	38,707
Federal Home Loan Bank stock	-	-	17,516
Proceeds from maturities of U.S. Treasury securities, agency obligations and other investment securities available for sale	525,440	462,545	22,000
Purchase of:			
U.S. Treasury securities, agency obligations and other investment securities available for sale	(674,740)	(584,244)	(181,905)
Mortgage-backed securities available for sale	(1,014,098)	(115,597)	-
Loans receivable held for investment	(466,702)	(94,980)	(18,828)
Premises and equipment	(20,369)	(25,548)	(8,984)
Federal Home Loan Bank stock	-	-	(13,958)
Originations of loans receivable held for investment (net of refinances of $1,039,283 for the year ended December 31, 2002, $794,823 for the year ended December 31, 2001 and $165,148 for the year ended December 31, 2000)	(3,235,805)	(2,505,098)	(3,317,104)
Principal payments on loans receivable held for investment and mortgage-backed securities available for sale	2,923,882	2,926,863	1,823,685
Net change in undisbursed loan funds	60,342	(9,930)	(59,588)
Investments in real estate held for investment	(18,134)	(5,860)	(1,356)
Other, net	4,318	4,007	650
Net cash provided by (used for) investing activities	(701,427)	92,438	(1,187,282)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(In Thousands)	Years Ended December 31, 2002	2001	2000
Cash flows from financing activities			
Net increase in deposits	$ 618,784	$ 536,877	$1,519,928
Proceeds from Federal Home Loan Bank advances and other borrowings	7,220,550	3,914,900	6,059,445
Repayments of Federal Home Loan Bank advances and other borrowings	(7,119,178)	(4,370,760)	(6,203,653)
Purchase of treasury stock	(12,170)	-	-
Proceeds from exercise of stock options	392	161	855
Cash dividends	(10,124)	(10,156)	(10,143)
Net cash provided by financing activities	698,254	71,022	1,366,432
Net increase (decrease) in cash and cash equivalents	(17,001)	15,277	6,656
Cash and cash equivalents at beginning of period	143,080	127,803	121,147
Cash and cash equivalents at end of period	$ 126,079	$ 143,080	$ 127,803
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 318,665	$ 512,657	$ 511,943
Income taxes	73,459	77,995	73,744
Supplemental disclosure of non-cash investing:			
Loans transferred to held for investment from held for sale	2,928	7,454	42,054
Loans transferred from held for investment to held for sale	-	-	97,047
Loans transferred from held for investment to wholly owned real estate	-	15,688	-
Loans exchanged for mortgage-backed securities	5,104,433	3,816,171	970,319
Real estate acquired in settlement of loans	25,208	25,743	18,389
Loans to facilitate the sale of real estate acquired in settlement of loans	15,163	10,063	6,896

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Downey Financial Corp. and subsidiaries ("Downey") include all accounts of Downey Financial Corp. and the consolidated accounts of all subsidiaries, including Downey Savings and Loan Association, F.A. (the "Bank"). All significant intercompany balances and transactions have been eliminated.

Business

Downey provides a full range of financial services to individual and corporate customers. Downey is subject to competition from other financial institutions. Downey is subject to the regulations of certain governmental agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and the results of operations for the reporting periods. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for losses on loans, real estate and mortgage servicing rights ("MSRs") and the valuation of expected rate lock commitments. Management believes that the allowances established for losses on loans, real estate and MSRs are adequate and that the valuation of expected rate lock commitments are reasonable. While management uses available information to recognize losses on loans, real estate and MSRs and to value expected rate lock commitments, future changes to the allowances or valuations may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Downey's allowances for losses on loans, real estate and MSRs and valuations of expected rate lock commitments. Such agencies may require Downey to recognize changes to the allowances or valuations based on their judgments about information available to them at the time of their examination.

Downey is required to carry its loans held for sale portfolio, mortgage-backed and investment securities available for sale portfolios, real estate acquired in settlement of loans, real estate held for investment or under development, derivatives and MSRs at the lower of cost or fair value or in certain cases, at fair value. Fair value estimates are made at a specific point in time based upon relevant market information and other information about the asset or liability. Such estimates related to loans held for sale is estimated based upon market prices obtained from readily available market quote systems. Fair value for the mortgage-backed and investment securities portfolios and derivatives include published bid prices or bid quotations received from securities dealers. Fair value estimates for real estate acquired in settlement of loans and real estate held for investment or under development is determined by current appraisals and, where no active market exists for a particular property, discounting a forecast of expected cash flows at a rate commensurate with the risk involved. Fair value for MSRs is determined by computing the present value of the expected net servicing income from the portfolio.

Newly Adopted Accounting Principles

Statement of Financial Accounting Standards No. 144. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of

Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a business segment. SFAS 144 also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively.

Statement of Financial Accounting Standards No. 147. Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"), addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," ("SFAS 72"), and Financial Accounting Standards Board Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," and requires that those transactions be accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Thus, the requirement in SFAS 72 to recognize, and subsequently amortize, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Consequently, Downey ceased amortizing the remaining excess cost over fair value of branch acquisitions and will subject this asset to annual impairment testing. Downey also restated previously issued financial statements during the fourth quarter of 2002 back to January 1, 2002, when SFAS 142 was applied. As of December 31, 2002, this asset totaled $3 million.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, certificates of deposit with maturities three months or less and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Mortgage-Backed Securities Purchased Under Resale Agreements, U.S. Treasury Securities and Agency Obligations, Other Investment Securities, Municipal Securities and Mortgage-Backed Securities

Downey has established written guidelines and objectives for its investing activities. At the time of purchase of a mortgage-backed security purchased under resale agreement, U.S. Treasury security and agency obligation, other investment security, municipal security or a mortgage-backed security, management of Downey designates the security as either held to maturity, available for sale or held for trading based on Downey's investment objectives, operational needs and intent. Downey then monitors its investment activities to ensure that those activities are consistent with the established guidelines and objectives.

Held to Maturity. Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities held to maturity are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the remaining period to the call date or contractual maturity, adjusted for anticipated prepayments. It is the positive intent of Downey, and Downey has the ability, to hold these securities until maturity as part of its portfolio of long-term, interest-earning assets. If the cost basis of these securities is determined to be other than temporarily impaired, the amount of the impairment is charged to operations.

Available for Sale. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the remaining period to the call date or contractual maturity and, in the case of mortgage-backed securities, adjusted for anticipated prepayments. Unrealized holding gains and losses, or valuation allowances established for net unrealized losses, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, the amount of the impairment is charged to operations.

Realized gains and losses on the sale of securities available for sale, determined using the specific identification method and recorded on a trade date basis, are reflected in earnings.

Held for Trading. Securities held for trading are carried at fair value. Realized and unrealized gains and losses are reflected in earnings.

Derivatives and Hedges

Derivative financial instruments are recorded at fair value and reported as either assets or liabilities on the balance sheet. The accounting for gains and losses associated with changes in the fair value of derivatives are reported in current earnings or other comprehensive income, net of tax, depending on whether they qualify for hedge accounting and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability being hedged. Derivative instruments designated in a hedge relationship to mitigate exposure to the variability in fair values or expected future cash flows are considered fair value hedges or cash flow hedges, respectively. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge.

Loans Held for Sale

Downey identifies those loans which foreseeably may be sold prior to maturity. These loans have been classified as held for sale in the Consolidated Balance Sheets and are recorded at the lower of amortized cost or fair value. Effective with the adoption of SFAS 133, the carrying amount includes a basis adjustment to the loan at funding resulting from the change in the fair value of the interest rate lock derivative from the date of commitment to the date of funding. In response to unforeseen events such as changes in regulatory capital requirements, liquidity shortfalls, changes in the availability of sources of funds and excess loan demand by borrowers that could not be controlled immediately by loan price changes, Downey may sell loans which had been held for investment. In such occurrences, the loans are transferred at amortized cost and the lower of cost or fair value method is then applied.

Gains or Losses on Sales of Loans and Mortgage Servicing Assets

Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the allocated basis of the loans sold. Downey capitalizes MSRs acquired through purchase or when mortgage loans are sold or securitized with servicing rights retained. The total cost of the mortgage loans designated for sale is allocated to the MSRs and the mortgage loans without the MSRs based on their relative fair values. The MSRs are included as a component of gain on sale of loans. The MSRs are amortized in proportion to and over the estimated period of net servicing income. Such amortization is reflected as a component of loan servicing income (loss).

The MSRs are periodically reviewed for impairment based on their fair value. The fair value of the MSRs, for the purposes of impairment, is measured using a discounted cash flow analysis based on available market quotes, market-adjusted discount rates and anticipated prepayment speeds. Market sources are used to determine prepayment speeds, the net cost of servicing per loan, and inflation, default and interest rates for mortgages.

The Company capitalizes and measures MSR impairment on a disaggregated basis based on the following predominant risk characteristics of the underlying mortgage loans: fixed-rate mortgage loans by loan term and coupon rate (less than 7%, 150 basis point increments between 7% and 10%, and greater than 10%), and loan term for adjustable rate mortgages. Impairment losses are recognized through a valuation allowance for each impaired stratum, with any associated provision recorded as a component of loan servicing income (loss).

Loans Receivable Held for Investment

Loans receivable are recorded at cost, net of discounts and premiums, undisbursed loan proceeds, net deferred fees and costs and the allowance for loan losses.

Interest income on loans is accrued based on the outstanding principal amount of loans using the interest method. Discounts and premiums on loans are amortized to income using the interest method over the remaining period to contractual maturity. The amortization of discounts into income is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful.

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Fees received for a commitment to originate or purchase a loan or group of loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. The amortization of deferred fees and costs is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful.

Accrued interest on loans that are contractually ninety days or more past due or when collection of interest appears doubtful is generally reversed and charged against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

Allowance for Loan Losses

The allowance for loan losses is maintained at an amount management deems adequate to cover inherent losses. Downey has implemented and adheres to an internal asset review system and loan loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses. In determining the allowance for loan losses related to specific large loans (loans over $5 million), management evaluates its allowance on an individual loan basis, including an analysis of the creditworthiness, cash flows and financial status of the borrower, and the condition and the estimated value of the collateral. Downey reviews all loans under $5 million by analyzing their performance and composition of their collateral as a whole because of the relatively homogeneous nature of the portfolios. Given the above evaluations, the amount of the allowance is based upon the summation of general valuation allowances, allocated allowances and an unallocated allowance. General valuation allowances relate to loans with no well-defined deficiency or weakness and are determined by applying against such loans factors for each major loan category that consider past loss experience and loan duration. Allocated allowances relate to loans with well-defined deficiencies or weaknesses and are generally determined by loss factors that consider past loss experience for such loans or are determined by the excess of the recorded investment in the loan over the fair value of the collateral, where appropriate. The unallocated allowance is more subjective and is reviewed quarterly to take into consideration estimation errors and other factors such as prevailing and forecasted economic conditions.

Downey considers a loan to be impaired when, based upon current information and events, it believes it is probable that Downey will be unable to collect all amounts due according to the contractual terms of the loan agreement. In determining impairment, Downey considers large non-homogeneous loans with the following characteristics: non-accrual loans, debt restructurings and performing loans which exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. Downey bases the measurement of collateral dependent impaired loans on the fair value of the loan's collateral. Non-collateral dependent loans are valued based on a present value calculation of expected future cash flows, discounted at the loan's effective rate. Cash receipts on impaired loans not performing according to contractual terms are generally used to reduce the carrying value of the loan, unless Downey believes it will recover the remaining principal balance of the loan. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in provision for loan losses. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan losses.

In the opinion of management, and in accordance with the loan loss allowance methodology, the present allowance is considered adequate to absorb estimable and probable loan losses. Additions to the allowances are reflected in current operations. Charge-offs to the allowance are made when the loan is considered uncollectible or is transferred to real estate owned. Recoveries are credited to the allowance.

For regulatory capital purposes, the Bank's general allowance for loan losses is included to a limit of 1.25% of regulatory risk-weighted assets.

Loan Servicing

Downey services mortgage loans for investors. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Investment in Real Estate and Joint Ventures

Real estate held for investment or under development is held at the lower of cost (less accumulated depreciation) or fair value. Costs, including interest, of holding real estate in the process of development or improvement are capitalized, whereas costs relating to holding completed property are expensed. An allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value, including the consideration of disposition costs.

Downey utilizes the equity method of accounting for investments in non-controlled joint ventures. All intercompany profits are eliminated.

Income from the sale of real estate is recognized principally when title to the property has passed to the buyer, minimum down payment requirements are met and the terms of any notes received by Downey satisfy continuing investment requirements. At the time of sale, costs are relieved from real estate projects on a relative sales value basis and charged to operations.

Real Estate Acquired in Settlement of Loans

Real estate acquired through foreclosure is initially recorded at the lower of cost or fair value, net of an allowance for estimated selling costs, on the date of foreclosure and a loan charge-off is recorded, if necessary. After that the individual assets are recorded at the lower of cost or fair value. All legal fees and direct costs, including foreclosure and other related costs, are expensed as incurred.

Premises and Equipment

Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the shorter of the estimated useful life of the asset or the terms of the related leases.

Impairment of Long-Lived Assets

Downey reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Securities Sold Under Agreements to Repurchase

Downey enters into sales of securities under agreements to repurchase ("reverse repurchase agreements"). Reverse repurchase agreements are treated as financing arrangements and, accordingly, the obligations to repurchase the securities sold are reflected as liabilities in Downey's consolidated financial statements. The securities collateralizing reverse repurchase agreements are delivered to several major national brokerage firms who arranged the transactions. These securities are reflected as assets in Downey's consolidated financial statements. The brokerage firms may loan such securities to other parties in the normal course of their operations and agree to return the identical securities to Downey at the maturity of the agreements.

Income Taxes

Downey applies the asset and liability method of accounting for income taxes. The asset and liability method recognizes deferred income taxes for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years and for tax carryforwards if, in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

Treasury Stock

Downey applies the cost method of accounting for treasury stock. The cost method requires Downey to record the reacquisition cost of treasury stock as a deduction from the total paid-in capital and retained earnings on the balance sheet. The treasury stock account is debited for the cost of the shares acquired and is credited upon reissuance at cost on a first-in-first-out basis. If the treasury shares are reissued at a price in excess of the acquisition cost, the excess is credited to paid-in capital from treasury stock. If the treasury shares are reissued at less than acquisition cost, the deficiency is treated first as a reduction of any paid-in capital related to previous reissuances or retirements. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

Stock Option Plan

Downey records compensation expense on the date of grant only if the current market price of the underlying stock exceeded the exercise price rather than recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. However, Downey provides pro forma net income and pro forma net income per share disclosures for employee stock option grants made since 1995 as if the fair-value of all stock-based awards as of the grant date are recognized as expense over the vesting period.

Per Share Information

Two earnings per share ("EPS") measures are presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding common shares in treasury. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings.

Current Accounting Pronouncements

Statement of Financial Accounting Standards No. 143. Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. It is anticipated that the financial impact of SFAS 143 will not have a material effect on Downey.

Statement of Financial Accounting Standards No. 145. Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Corrections" ("SFAS 145"), updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to SFAS No. 4 and SFAS No. 13 are effective for fiscal years beginning and transactions occurring after May 15, 2002, respectively. It is anticipated that the financial impact of SFAS 145 will not have a material effect on Downey.

Statement of Financial Accounting Standards No. 146. Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), requires Downey to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Statement of Financial Accounting Standards No. 148. Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"), amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of Downey's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. Presently, Downey does not intend to adopt the fair value method. For further information regarding our accounting for stock options, see Note 17 on page 97.

Financial Accounting Standards Board Interpretation 46. Financial Accounting Standards Board Interpretation 46, "Provides Guidance to Improve Financial Reporting for SPEs, Off-Balance Sheet Structures and Similar Entities" ("FIN 46"), requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. It is possible that certain of our real estate joint venture partnerships may require consolidation as a result of applying the provisions of FIN 46. The financial impact will likely be immaterial. For further information regarding Downey's real estate joint venture partnerships, see Note 6 on page 83.

(2) U.S. Treasury Securities, Agency Obligations and Other Investment Securities Available for Sale

The amortized cost and estimated fair value of U.S. Treasury securities, agency obligations and other investment securities available for sale are summarized as follows:

(In Thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
U.S. Treasury and agency securities	$455,761	$2,036	$ -	$457,797
Corporate securities	-	-	-	-
December 31, 2002	$455,761	$2,036	$ -	$457,797
U.S. Treasury and agency securities	$355,947	$1,214	$ 251	$356,910
Corporate securities	44,259	1,203	17	45,445
December 31, 2001	$400,206	$2,417	$ 268	$402,355

At December 31, 2002, all of these investment securities contained call provisions ranging from January 22, 2003 until maturity.

The amortized cost and estimated fair value of U.S. Treasury securities, agency obligations and other investment securities available for sale at December 31, 2002, by contractual maturity, are shown below.

(In Thousands)	*Amortized Cost*	*Fair Value*
Due in one year or less	$ -	$ -
Due after one year through five years	454,759	456,790
Due after five years	1,002	1,007
Total	$455,761	$457,797

Proceeds, gross realized gains and losses on the sales of U.S. Treasury securities, agency obligations and other investment securities available for sale are summarized as follows:

(In Thousands)	*2002*	*2001*	*2000*
Proceeds	$65,993	$29,139	$29,645
Gross realized gains	$ 675	$ 329	$ 4
Gross realized losses	$ 456	$ -	$ 110

Net unrealized gains on investment securities available for sale were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $2.0 million, or $1.2 million net of income taxes, at December 31, 2002, compared to net unrealized gains of $2.1 million, or $1.2 million net of income taxes, at December 31, 2001.

(3) Loans and Mortgage-Backed Securities Purchased Under Resale Agreements and Other Investment Securities Held to Maturity

Loans and Mortgage-Backed Securities Purchased Under Resale Agreements

There were no outstanding loans or mortgage-backed securities purchased under resale agreements at December 31, 2002 or 2001. The average interest rate and balance of such transactions was 1.80% and $4 million, respectively, during 2002 and 4.35% and $34 million, respectively, during 2001. The maximum amount outstanding at any month-end during 2002 was $10 million and $60 million during 2001.

Municipal Securities Held to Maturity

The amortized cost and estimated fair value of municipal securities held to maturity are summarized as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002	$6,216	$ -	$14	$6,202
December 31, 2001	$6,388	$ -	$15	$6,373

All of the investment at December 31, 2002 and 2001 represents an industrial revenue bond on which the interest income is not subject to federal income taxes and matures in 2015.

(4) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated fair value of the mortgage-backed securities available for sale are summarized as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002:				
Non-agency certificates	$ 2,210	$ 43	$ -	$ 2,253
Total	$ 2,210	$ 43	$ -	$ 2,253
December 31, 2001:				
Agency certificates	$ 17,805	$ -	$ 387	$ 17,418
Non-agency certificates	102,480	15	932	101,563
Total	$120,285	$ 15	$1,319	$118,981

Net unrealized gains on mortgage-backed securities available for sale were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $43,000, or $25,000 net of income taxes, at December 31, 2002. At December 31, 2001, net unrealized losses were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $1.3 million, or $0.8 million net of income taxes.

Proceeds, gross realized gains and losses on the sales of mortgage-backed securities available for sale are summarized as follows:

(In Thousands)	*2002*	*2001*	*2000*
Proceeds	$6,187,799	$3,798,775	$963,712
Gross realized gains	$ 39,951	$ 24,507	$ 4,788
Gross realized losses	$ 6,974	$ 5,030	$ 5,690

(5) Loans Receivable

Loans receivable are summarized as follows:

	December 31,	
(In Thousands)	*2002*	*2001*
Held for investment:		
Loans secured by real estate:		
Residential:		
One-to-four units	$8,647,197	$7,699,061
One-to-four units – subprime	1,386,113	1,506,719
Five or more units	10,640	11,179
Commercial real estate	71,415	112,509
Construction	103,547	84,942
Land	53,538	22,028
Non-mortgage:		
Commercial	15,021	22,017
Automobile	11,641	24,529
Other consumer	56,782	50,908
Total loans receivable held for investment	10,355,894	9,533,892
Increase (decrease) for:		
Undisbursed loan funds	(95,002)	(61,280)
Net deferred costs and premiums	96,744	77,916
Allowance for losses	(34,999)	(36,120)
Total loans held for investment, net	$10,322,637	$9,514,408
Held for sale:		
Loans secured by real estate:		
Residential one-to-four units	$ 649,964	$ 509,350
Capitalized basis adjustment (1)	2,088	(10,326)
Total loans held for sale, net	$ 652,052	$ 499,024

(1) Reflected the change in fair value of the rate lock derivative from the date commitment to the date of funding.

At December 31, 2002, over 95% of the real estate securing Downey's loans was located in California.

The combined weighted average interest yield on loans receivable held for investment and sale was 5.83% and 7.16% at December 31, 2002 and 2001, respectively, and averaged 5.93%, 7.80% and 7.99% during 2002, 2001 and 2000, respectively.

Most of our adjustable rate mortgages adjust the interest rate monthly and the payment amount annually. These monthly adjustable rate mortgages allow for negative amortization, which is the addition to loan principal of accrued interest that exceeds the required monthly loan payments. At December 31, 2002, loans with negative amortization represented 75% of Downey's adjustable rate one-to-four unit residential portfolio, of which $112 million represented the amount of negative amortization included in the loan balance. This compares to 76% and $180 million, respectively, at December 31, 2001.

A summary of activity in the allowance for loan losses for loans receivable held for investment during 2002, 2001 and 2000 follows:

(In Thousands)	*Real Estate*	*Commercial*	*Automobile*	*Other Consumer*	*Not Specifically Allocated*	*Total*
Balance at December 31, 1999	$28,330	$334	$ 6,259	$ 619	$2,800	$38,342
Provision for loan losses	2,350	108	517	276	-	3,251
Charge-offs	(735)	-	(832)	(182)	-	(1,749)
Recoveries	269	-	136	14	-	419
Transfers (1)	-	-	(5,811)	-	-	(5,811)
Balance at December 31, 2000	30,214	442	269	727	2,800	34,452
Provision for loan losses	2,103	131	201	129	-	2,564
Charge-offs	(874)	-	(197)	(277)	-	(1,348)
Recoveries	434	-	4	14	-	452
Balance at December 31, 2001	31,877	573	277	593	2,800	36,120
Provision for loan losses	308	13	(120)	738	-	939
Charge-offs	(1,789)	-	(104)	(338)	-	(2,231)
Recoveries	111	-	47	13	-	171
Balance at December 31, 2002	$30,507	$586	$ 100	$1,006	$2,800	$34,999

(1) Reduction in 2000 was due to the sale of subsidiary.

Net charge-offs represented 0.02%, 0.01% and 0.01% of average loans for 2002, 2001 and 2000, respectively.

All impaired loans at December 31, 2002, 2001 and 2000 were secured by commercial real estate. The following table presents impaired loans with specific allowances and the amount of such allowances and impaired loans without specific allowances.

(In Thousands)	*Carrying Value*	*Specific Allowance*	*Net Balance*
December 31, 2002:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	12,714	-	12,714
Total impaired loans	$12,714	$ -	$12,714
December 31, 2001:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	13,201	-	13,201
Total impaired loans	$13,201	$ -	$13,201
December 31, 2000:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	13,841	-	13,841
Total impaired loans	$13,841	$ -	$13,841

The average recorded investment in impaired loans totaled $15 million in 2002 and $14 million in 2001. During 2002, total interest recognized on the impaired loan portfolio was $1.3 million, compared to $1.7 million in 2001 and $2.9 million in 2000.

The aggregate amount of non-accrual loans receivable that are contractually past due 90 days or more as to principal or interest, in the foreclosure process, restructured, or upon which interest collection is doubtful were $67 million and $77 million at December 31, 2002 and 2001, respectively. At December 31, 2002 we had no troubled debt restructurings on accrual status, compared to less than $1 million at December 31, 2001, representing one residential one-to-four unit loan.

Interest due on non-accrual loans, but excluded from interest income, was approximately $0.9 million for 2002, $3.2 million for 2001 and $1.8 million for 2000.

Downey has had, and expects in the future to have, transactions in the ordinary course of business with executive officers, directors and their associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. In the opinion of management, those transactions neither involve more than the normal risk of collectibility nor present any unfavorable features. At December 31, 2002, the Bank had extended loans to two of its directors and their associates totaling $20 million. At December 31, 2001, the Bank had extended loans to two directors and their associates totaling $21 million. All such loans are performing in accordance with their loan terms. Presented below is a summary of activity with respect to such loans for the years ending December 31, 2002 and 2001:

(In Thousands)	*2002*	*2001*
Balance at beginning of period	$21,479	$23,067
Additions	445	508
Repayments	(1,760)	(2,096)
Balance at end of period	$20,164	$21,479

(6) Investments in Real Estate and Joint Ventures

Investments in real estate and joint ventures are summarized as follows:

	December 31,	
(In Thousands)	*2002*	*2001*
Gross investments in real estate (1)	$23,643	$44,429
Accumulated depreciation	(5,673)	(7,495)
Allowance for losses	(908)	(2,690)
Investments in real estate	17,062	34,244
Investments in and interest bearing advances to joint ventures	16,703	3,806
Note receivable from sale of land	125	135
Investments in joint ventures	16,828	3,941
Total investments in real estate and joint ventures	$33,890	$38,185

(1) Included $0.9 million invested in low income housing.

Notes to Consolidated Financial Statements—(Continued)

The table set forth below describes the type, location and amount invested in real estate and joint ventures, net of specific valuation allowances of $1 million and general valuation allowances of less than $1 million, at December 31, 2002:

(In Thousands)	*California*	*Arizona*	*Total*
Shopping centers	$13,342	$2,883	$16,225
Residential (1)	17,554	-	17,554
Land	188	-	188
Note receivable from sale of land	125	-	125
Total real estate before general valuation allowance	$31,209	$2,883	34,092
General valuation allowance			(202)
Net investment in real estate and joint ventures			$33,890

(1) Included $0.9 million invested in low income housing.

A summary of real estate and joint venture operations included in Downey's results of operations follows:

(In Thousands)	*2002*	*2001*	*2000*
Wholly owned operations:			
Rental operations:			
Rental income	$ 3,624	$3,235	$ 3,617
Costs and expenses	(1,522)	(990)	(1,045)
Net rental operations	2,102	2,245	2,572
Net gains on sales of real estate	1,200	129	2,981
Reduction of losses on real estate	448	307	639
Total wholly owned operations	3,750	2,681	6,192
Joint venture operations:			
Equity in net income from joint ventures	5,476	736	3,224
Provision for losses provided by DSL Service Company	-	-	(1,505)
Net joint venture operations	5,476	736	1,719
Interest from joint venture advances	1,024	468	887
Total joint venture operations	6,500	1,204	2,606
Total	$10,250	$3,885	$ 8,798

Activity in the allowance for losses on investments in real estate and joint ventures for 2002, 2001 and 2000 is as follows:

(In Thousands)	*Real Estate Held for or Under Development*	*Shopping Centers Held for Investment*	*Investments In Joint Ventures*	*Total*
Balance at December 31, 1999	$1,062	$1,069	$ -	$ 2,131
Provision for (reduction of) estimated losses	-	(639)	1,505	866
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at December 31, 2000	1,062	430	1,505	2,997
Reduction of estimated losses	(29)	(278)	-	(307)
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Transfers (1)	-	1,505	(1,505)	-
Balance at December 31, 2001	1,033	1,657	-	2,690
Reduction of estimated losses	(90)	(358)	-	(448)
Charge-offs	(840)	(494)	-	(1,334)
Recoveries	-	-	-	-
Transfers	-	-	-	-
Balance at December 31, 2002	$ 103	$ 805	$ -	$ 908

(1) Transfer due to a settlement of litigation with former joint venture partners wherein we became the sole owner of two shopping centers.

Condensed financial information of joint ventures reported on the equity method is as follows:

Condensed Combined Balance Sheets - Joint Ventures

(In Thousands)	December 31, 2002	December 31, 2001
Assets		
Cash	$ 4,071	$ 725
Projects under development	44,170	10,817
Completed projects	-	4,989
Other assets	574	592
	$48,815	$17,123
Liabilities and Equity		
Liabilities:		
Notes payable to the Bank	$20,742	$ 6,642
Notes payable to others	-	3,407
Other	9,981	1,418
Equity:		
DSL Service Company (1)	16,828	3,941
Allowance for losses recorded by DSL Service Company (2)	-	-
Other partners (2)	1,264	1,715
Net equity	18,092	5,656
	$48,815	$17,123

(1) Included in these amounts are interest-bearing joint venture advances with priority interest payments from joint ventures to DSL Service Company.

(2) The aggregate other partners' equity of $1 million and $2 million at December 31, 2002 and 2001, respectively, represents their equity interest in the accumulated retained earnings of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of depreciation and funding costs. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of Downey's internal asset review process, the fair value of the joint venture real estate assets is compared to the secured notes payable to the Bank and others and DSL Service Company's investment. To the extent the fair value of the real estate assets is less than the aggregate of those amounts, a provision is made to create a valuation allowance. No valuation allowances were required at both December 31, 2002 and 2001.

Condensed Combined Statements of Operations - Joint Ventures

(In Thousands)	*2002*	*2001*	*2000*
Real estate sales:			
Sales	$ 38,520	$ 1,009	$ 32,237
Cost of sales	(26,758)	(333)	(26,021)
Net gains on sales	11,762	676	6,216
Rental operations:			
Rental income	182	2,741	3,849
Operating expenses	(239)	(363)	(901)
Interest, depreciation and other expenses	(2,056)	(2,165)	(3,131)
Net income (loss) on rental operations	(2,113)	213	(183)
Net income	9,649	889	6,033
Less other partners' share of net income	4,173	153	2,809
DSL Service Company's share of net income	5,476	736	3,224
Provision for losses provided by DSL Service Company	-	-	(1,505)
DSL Service Company's share of net income	$ 5,476	$ 736	$ 1,719

(7) Real Estate Acquired in Settlement of Loans

The type and amount of real estate acquired in settlement of loans is summarized as follows:

	December 31,	
(In Thousands)	*2002*	*2001*
Residential one-to-four units	$ 9,681	$ 8,450
Residential one-to-four units – subprime	2,679	6,916
Total real estate acquired in settlement of loans	$12,360	$15,366

A summary of net operation of real estate acquired in settlement of loans included in Downey's results of operations follows:

(In Thousands)	*2002*	*2001*	*2000*
Net gains on sales	$(2,231)	$(1,811)	$ (669)
Net operating expense	1,634	1,533	1,075
Provision for estimated losses	608	517	412
Net operations of real estate acquired in settlement of loans	$ 11	$ 239	$ 818

(8) Premises and Equipment

Premises and equipment are summarized as follows:

(In Thousands)	December 31, 2002	2001
Land	$ 25,808	$ 25,282
Building and improvements	99,236	95,521
Furniture, fixtures and equipment	88,602	78,444
Construction in progress	1,119	662
Other	62	62
Total premises and equipment	214,827	199,971
Accumulated depreciation and amortization	(101,291)	(88,209)
Total premises and equipment, net	$ 113,536	$111,762

Downey has obligations under long term operating leases, principally for building space and land. Lease terms generally cover a five-year period, with options to extend. Rental expense was $3.8 million in 2002, $2.8 million in 2001 and $2.3 million in 2000. The following table summarizes future minimum rental commitments under noncancelable leases.

(In Thousands)	
2003	$ 4,347
2004	3,766
2005	3,392
2006	2,786
2007	1,755
Thereafter (1)	2,482
Total future lease commitments	$18,528

(1) There are no lease commitments beyond the year 2011, though options to renew at that time are available.

(9) Federal Home Loan Bank Stock

The Bank's required investment in FHLB stock, based on December 31, 2002 financial data, was $108 million. The investment in FHLB stock amounted to $118 million and $113 million at December 31, 2002 and 2001, respectively.

(10) Mortgage Servicing Rights

The following table summarizes the activity in mortgage servicing rights and its related allowance for the years indicated and other related financial data:

(Dollars in Thousands)	*2002*	*2001*	*2000*
Gross balance at beginning of period	$65,630	$46,214	$34,266
Additions	53,236	44,391	18,510
Amortization	(14,435)	(9,813)	(5,968)
Sales of mortgage servicing rights	(1,354)	(7,826)	-
Impairment write-down	(12,493)	(7,336)	(594)
Gross balance at end of period	90,584	65,630	46,214
Allowance balance at beginning of period	8,735	5,483	3
Provision for impairment	36,613	10,588	6,074
Impairment write-down	(12,493)	(7,336)	(594)
Allowance balance at end of period	32,855	8,735	5,483
Total mortgage servicing rights, net	$57,729	$56,895	$40,731
Estimated fair value (1)	$57,736	$58,047	$41,826
Weighted average expected life (in months)	43	82	82
Custodial account earnings rate	1.61%	4.36%	6.35%
Weighted average discount rate	8.35	9.16	9.78
At period end			
Mortgage loans serviced for others:			
Total	$8,316,236	$5,805,811	$3,964,462
With capitalized mortgage servicing rights (1):			
Amount	8,036,393	5,379,513	3,779,562
Weighted average interest rate	6.51%	6.97%	7.56%
Custodial escrow balances	$15,243	$10,596	$8,207

(1) The estimated fair value may exceed book value for certain asset strata and excluded loans sold or securitized prior to 1996 and loans temporarily sub-serviced without capitalized mortgage servicing rights.

Key assumptions, which vary due to changes in market interest rates and are used to determine the fair value of mortgage servicing rights, include: expected prepayment speeds, which impact the average life of the portfolio; the earnings rate on custodial accounts, which impact the value of custodial accounts; and the discount rate used in valuing future cash flows. The following table summarizes the estimated changes in the fair value of mortgage servicing rights for changes in those assumptions individually and in combination associated with an immediate 100 basis point increase or decrease in market rates. Also summarized is the earnings impact associated with provisions for or reductions of the valuation allowance for mortgage servicing rights. Impairment is measured on a disaggregated basis based upon the predominant risk characteristics of the underlying mortgage loans such as term and coupon. Certain stratum may have impairment, while other stratum may not. Therefore, changes in overall fair value may not equal provisions for or reductions of the valuation allowance.

The sensitivity analysis in the table below is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 100 basis point variation in assumptions generally cannot be easily extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumptions. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollars in Thousands)	*Expected Prepayment Speeds*	*Value of Custodial Accounts*	*Discount Rate*	*Combination*
Increase rates 100 basis points:				
Increase (decrease) in fair value (1)	$ 38,696	$ 2,590	$(4,770)	$ 38,025
Reduction of (increase in) valuation allowance	31,504	2,584	(4,770)	31,667
Decrease rates 100 basis points:				
Increase (decrease) in fair value (2)	(20,693)	(3,232)	4,468	(23,191)
Reduction of (increase in) valuation allowance	(20,693)	(3,232)	4,346	(23,191)

(1) The weighted-average expected life is 85 months.
(2) The weighted-average expected life is 26 months.

The components of loan servicing loss included in Downey's results of operations are summarized as follows:

(In Thousands)	*2002*	*2001*	*2000*
Income from servicing operations	$ 11,419	$ 9,028	$ 8,414
Amortization of MSRs	(14,435)	(9,813)	(5,968)
Provision for impairment	(36,613)	(10,588)	(6,074)
Total loan servicing loss, net	$(39,629)	$(11,373)	$(3,628)

(11) Other Assets

Other assets are summarized as follows:

	December 31,	
(In Thousands)	*2002*	*2001*
Accounts receivable	$ 3,819	$ 4,908
Accrued interest receivable:		
Loans	42,273	48,658
Mortgage-backed securities	9	601
Investment securities	4,612	8,174
Prepaid expenses	12,572	10,479
Expected rate lock commitments	5,386	-
Designated forward sale contracts	-	4,332
Excess of purchase price over fair value of assets acquired and liabilities assumed, net (1)	3,150	3,150
Repossessed automobiles, net	6	19
Other	4,212	5,126
Total other assets	$76,039	$85,447

(1) During the fourth quarter of 2002, Downey adopted SFAS 147, which required Downey to cease the amortization of goodwill as of January 1, 2002 and to subject this asset to annual impairment testing. No impairment existed at December 31, 2002.

Notes to Consolidated Financial Statements—(Continued)

Upon the adoption of SFAS 147 on January 1, 2002, Downey ceased amortizing its goodwill, which decreased noninterest expense and increased net income in 2002 as compared to 2001 and 2000. The following table shows the impact to net income on both an absolute and per share basis for 2002 and the pro forma effects of applying SFAS 142 to years 2001 and 2000.

(In Thousands, Except Per Share Data)	*2002*	*2001*	*2000*
Amortization of excess cost over fair value of net assets acquired:			
Pretax	$ -	$ 457	$ 462
After-tax	-	264	266
Net income:			
As reported	112,293	120,181	99,251
Add back after-tax goodwill amortization	-	264	266
Pro forma	$112,293	$120,455	$99,517
Earnings per share – Basic:			
As reported	$3.99	$4.26	$3.52
Add back after-tax goodwill amortization	-	0.01	0.01
Pro forma	$3.99	$4.27	$3.53
Earnings per share – Diluted:			
As reported	$3.99	$4.25	$3.51
Add back after-tax goodwill amortization	-	0.01	0.01
Pro forma	$3.99	$4.26	$3.52

(12) Deposits

Deposits are summarized as follows:

	December 31,			
	2002		2001	
(Dollars in Thousands)	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Transaction accounts:				
Non-interest-bearing checking	- %	$ 388,376	- %	$ 263,165
Interest-bearing checking (1)	0.25	422,417	0.35	423,776
Money market	1.37	120,105	2.01	108,747
Regular passbook	1.70	3,639,798	2.46	2,131,048
Total transaction accounts	1.41	4,570,696	1.92	2,926,736
Certificates of deposit:				
Less than 2.00%	1.57	919,864	1.94	99,654
2.00-2.49	2.28	401,657	2.30	556,075
2.50-2.99	2.79	528,557	2.74	315,125
3.00-3.49	3.38	1,188,078	3.20	458,511
3.50-3.99	3.89	700,250	3.84	532,634
4.00-4.49	4.25	374,424	4.22	892,517
4.50-4.99	4.80	473,399	4.76	555,885
5.00 and greater	5.63	81,425	5.94	2,282,429
Total certificates of deposit	3.19	4,667,654	4.54	5,692,830
Total deposits	2.31%	$9,238,350	3.65%	$8,619,566

(1) Included amounts swept into money market accounts.

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $1.6 billion and $2.4 billion at December 31, 2002 and 2001, respectively.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

(Dollars in Thousands)	Weighted Average Rate	Amount
2003	2.92%	$3,534,174
2004	3.04	377,890
2005	4.18	250,080
2006	4.72	134,257
2007	4.68	371,253
Thereafter	-	-
Total	3.19%	$4,667,654

The weighted average cost of deposits averaged 2.79%, 4.88% and 5.20% during 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001 public funds of approximately $1 million and $3 million, respectively, are secured by mortgage loans with a carrying value of approximately $2 million and $4 million, respectively.

Interest expense on deposits by type is summarized as follows:

(In Thousands)	2002	2001	2000
Interest-bearing checking (1)	$ 1,391	$ 2,057	$ 3,520
Money market	1,929	2,436	2,544
Regular passbook	69,113	34,553	27,841
Certificate accounts	172,108	385,809	345,398
Total deposit interest expense	$244,541	$424,855	$379,303

(1) Included amounts swept into money market deposit accounts.

Accrued interest on deposits, which is included in accounts payable and accrued liabilities, was $1 million at December 31, 2002 and $2 million at December 31, 2001.

(13) Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are summarized as follows:

(Dollars in Thousands)	2002	2001	2000
Balance at year end	$ -	$ -	$ -
Average balance outstanding during the year	7,494	-	753
Maximum amount outstanding at any month-end during the year	182,358	-	39,250
Weighted average interest rate during the year	1.86%	- %	6.10%
Weighted average interest rate at year end	-	-	-

The securities collateralizing these transactions were delivered to major national brokerage firms who arranged the transactions. Securities sold under agreements to repurchase generally mature within 30 days of the various dates of sale.

(14) Federal Home Loan Bank Advances and Other Borrowings

FHLB advances are summarized as follows:

(Dollars in Thousands)	2002	2001	2000
Balance at year end	$1,624,084	$1,522,705	$1,978,348
Average balance outstanding during the year	1,403,268	1,216,495	2,117,787
Maximum amount outstanding at any month-end during the year	1,687,431	1,763,677	2,460,276
Weighted average interest rate during the year	4.33%	5.40%	6.15%
Weighted average interest rate at year end	3.88	3.73	6.26
As of year end secured by:			
Loans receivable	$1,860,292	$1,791,068	$2,222,863

In addition to the collateral securing existing advances, Downey had an additional $2.4 billion in loans available at the FHLB as collateral for any future advances as of December 31, 2002.

FHLB advances have the following maturities at December 31, 2002:

(In Thousands)	
2003	$ 413,934
2004	194,100
2005	415,750
2006	76,300
2007	65,000
Thereafter	459,000
Total	$1,624,084

Other borrowings are summarized as follows:

	December 31,	
(Dollars in Thousands)	*2002*	*2001*
Long-term notes payable to banks, secured by real estate and mortgage loans with a carrying value of $239 at December 31, 2001, bearing an interest rate of 7.88%	$ -	$ 7

(15) Income Taxes

Current income taxes payable were $9 million and $5 million at December 31, 2002 and 2001, respectively.

Deferred tax liabilities (assets) are comprised of the following temporary differences between the financial statement carrying amounts and the tax basis of assets:

	December 31,	
(In Thousands)	*2002*	*2001*
Deferred tax liabilities:		
Mortgage servicing rights, net of allowances	$ 25,595	$ 25,193
Deferred loan costs	25,546	-
Tax reserves in excess of base year	20,067	22,115
FHLB stock dividends	15,739	12,900
Deferred loan fees	9,102	7,720
Depreciation on premises and equipment	2,775	2,290
Equity in joint ventures	2,613	2,424
Unrealized gains on investment securities	880	357
Fair value adjustment on loans held for sale	-	533
Total deferred tax liabilities	102,317	73,532
Deferred tax assets:		
Loan valuation allowances, net of bad debt charge-offs	(16,136)	(18,396)
California franchise tax	(6,777)	(7,173)
Deferred compensation	(2,073)	(2,126)
Derivative instrument adjustment	(1,924)	(533)
Fair value adjustment on loans held for sale	(1,606)	-
Real estate and joint venture valuation allowances	(332)	(1,100)
Other deferred income items	(3,389)	(2,779)
Total deferred tax assets	(32,237)	(32,107)
Deferred tax assets valuation allowance	-	-
Net deferred tax liability	$ 70,080	$ 41,425

Deferred loan costs include refund claims of $23 million filed by the Bank related to loan origination costs that were originally capitalized in prior years, and would be deductible under the claims. After initially allowing the refunds, the Internal Revenue Service has stated its intent to challenge the deductibility of these costs. The Bank has not recorded these amounts as a reduction to income taxes, and has provided deferred taxes to cover the potential disallowance of the claims.

Income taxes are summarized as follows:

(In Thousands)	2002	2001	2000
Federal:			
Current	$33,290	$59,288	$48,714
Deferred	27,785	6,071	5,567
Total federal income taxes	$61,075	$65,359	$54,281
State:			
Current	$19,380	$20,493	$16,214
Deferred	1,738	2,317	2,563
Total state income taxes	$21,118	$22,810	$18,777
Total:			
Current	$52,670	$79,781	$64,928
Deferred	29,523	8,388	8,130
Total income taxes	$82,193	$88,169	$73,058

A reconciliation of income taxes to the expected statutory federal corporate income taxes follows:

	2002		2001		2000	
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Expected statutory income taxes	$68,070	35.0%	$72,922	35.0%	$60,308	35.0%
California franchise tax, net of federal income tax benefit	13,727	7.1	14,827	7.1	12,206	7.1
Increase resulting from other items	396	0.2	420	0.2	544	0.3
Income taxes	$82,193	42.3%	$88,169	42.3%	$73,058	42.4%

Downey made income and franchise tax payments, net of refunds, amounting to $73.5 million, $78.0 million and $73.7 million in 2002, 2001 and 2000, respectively.

Downey and its wholly owned subsidiaries file a consolidated federal income tax return and various state income and franchise tax returns on a calendar year basis. The Internal Revenue Service and state taxing authorities have examined Downey's tax returns for all tax years through 1997. Management believes it has adequately provided for potential exposure to issues that may be raised by tax auditors in the years subsequent to 1997, which remain open to review.

(16) Capital Securities

On July 23, 1999, Downey, through Downey Financial Capital Trust I (the "Trust"), issued $120 million in 10.00% capital securities. The capital securities, which were sold in a public underwritten offering, pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share and are recorded as interest expense by Downey. The capital securities represent undivided beneficial interests in the Trust, which was established by Downey for the purpose of issuing the capital securities. Downey owns all of the issued and outstanding common securities of the Trust. Proceeds from the offering and from the issuance of common securities were invested by the Trust in 10.00% Junior Subordinated Deferrable Interest Debentures due September 15, 2029 issued by Downey (the "Junior Subordinated Debentures"), with an aggregate principal amount of $124 million. The sole asset of the Trust is the Junior Subordinated Debentures. The obligations of the Trust with respect to the securities are fully and unconditionally guaranteed by Downey. The payment of distributions on the capital securities may be deferred if Downey defers payments of interest on the junior subordinated debentures. Downey will have the right, on one or more occasions, to defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarterly periods. During the time Downey defers interest payments, interest on the junior subordinated debentures will continue to accrue and distributions on the capital securities will continue to accumulate and the deferred interest and deferred distributions will themselves accrue interest at an annual rate of 10.00%, compounded quarterly, to the extent permitted by applicable law. Downey may redeem, in whole or in part, the junior subordinated debentures before their maturity at a redemption price of 100% of their principal amount plus accrued and unpaid interest on or after July 23, 2004.

Downey invested $108 million of the $115 million of net proceeds from the sale of the Junior Subordinated Debentures (net of underwriting discounts and commissions and other offering expenses) as additional common stock of the Bank thereby increasing the Bank's regulatory core / tangible capital by that amount. The balance of the net proceeds have been used for general corporate purposes.

(17) Stockholders' Equity

Regulatory Capital

Downey is not subject to any regulatory capital requirements. However, the Bank is subject to regulation by the Office of Thrift Supervision ("OTS") which has adopted regulations ("Capital Regulations") that contain a capital standard for savings institutions. The Bank is in compliance with the Capital Regulations at December 31, 2002 and 2001.

			Under Prompt Corrective Action Provisions				
	Actual		*To Be Adequately Capitalized*			*To Be Well Capitalized*	
(Dollars in Thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*		*Amount*	*Ratio*
2002							
Risk-based capital (to risk-weighted assets)	$859,445	14.08%	$488,318	8.00%		$610,398	10.00%
Core capital (to adjusted assets)	824,965	6.92	357,478	3.00		595,797	5.00
Tangible capital (to adjusted assets)	824,965	6.92	178,739	1.50		-	- (1)
Tier I capital (to risk-weighted assets)	824,965	13.52	-	-	(1)	366,239	6.00
2001							
Risk-based capital (to risk-weighted assets)	$819,875	14.53%	$451,295	8.00%		$564,119	10.00%
Core capital (to adjusted assets)	784,267	7.10	331,544	3.00		552,574	5.00
Tangible capital (to adjusted assets)	784,267	7.10	165,772	1.50		-	- (1)
Tier I capital (to risk-weighted assets)	784,267	13.90	-	-	(1)	338,471	6.00

(1) Ratio is not specified under capital regulations.

Capital Distributions

The OTS rules impose certain limitations regarding stock repurchases and redemptions, cash-out mergers and any other distributions charged against an institution's capital accounts. The payment of dividends by the Bank is subject to OTS regulations. Inasmuch as the Bank is owned by a holding company, the Bank is required to provide the OTS with a notice before payment of any dividend. Prior OTS approval is required to the extent the Bank would not be considered adequately capitalized under the prompt corrective action regulations of the OTS following the distribution or the amount of the dividend exceeds the Bank's retained net income for that year to date plus retained net income for the preceding two years.

As of December 31, 2002, the Bank had the capacity to declare a dividend totaling $237 million without obtaining prior OTS approval.

Treasury Stock

On July 24, 2002, the Board of Directors of Downey authorized a share repurchase program of up to $50 million of Downey's common stock. To fund this program, the Bank paid a special $50 million dividend during the third quarter to the holding company. The shares are being repurchased from time-to-time in open market transactions. The timing, volume and price of purchases will be made at the discretion of Downey, and will also be contingent upon Downey's overall financial condition, as well as market conditions in general. Since July 25, 2002, 306,300 shares of Downey's common stock have been repurchased at an aggregate cost of $39.73 per share. No shares were reissued during the year, leaving $38 million available for future purchases.

Employee Stock Option Plans

During 1994, the Bank adopted and the stockholders approved the Downey Savings and Loan Association 1994 Long Term Incentive Plan (the "LTIP"). The LTIP provides for the granting of stock appreciation rights, restricted stock, performance awards and other awards. The LTIP specifies an authorization of 434,110 shares (adjusted for stock dividends and splits) of the Bank's common stock available for issuance under the LTIP. Effective January 23, 1995, Downey Financial Corp. and the Bank executed an amendment to the LTIP by which Downey Financial Corp. adopted and ratified the LTIP such that shares of Downey Financial Corp. shall be issued upon exercise of options or payment of other awards, for which payment is to be made in stock, in lieu of the Bank's common stock. At December 31, 2002, the Bank had 306,300 shares of treasury stock that may be used to satisfy the exercise of options or for payment of other awards. No other stock based plan exists.

No shares were granted under the LTIP since 1998.

Options outstanding under the LTIP at December 31, 2002 and 2001 are summarized as follows:

	Outstanding Options	
	Number of Shares	*Average Option Price*
December 31, 1999	200,750	$20.66
Options granted	-	-
Options exercised	(57,332)	14.91
Options canceled	-	-
December 31, 2000	143,418	22.96
Options granted	-	-
Options exercised	(7,307)	22.01
Options canceled	(15,922)	25.44
December 31, 2001	120,189	22.69
Options granted	-	-
Options exercised	(21,974)	17.83
Options canceled	(5,740)	25.44
December 31, 2002	92,475	$23.67

Under the LTIP, options are exercisable over vesting periods specified in each grant and, unless exercised, the options terminate between five or ten years from the date of the grant. Further, under the LTIP, the option price shall at least equal or exceed the fair market value of such shares on the date the options are granted.

At December 31, 2002, options for 92,475 shares were outstanding at a weighted average remaining contractual life of five years, of which 76,583 options were exercisable at a weighted average option price per share of $23.31 and 131,851 shares were available for future grants under the LTIP. At December 31, 2001 and 2000, options of 82,667 and 71,214, respectively, were exercisable at a weighted average option price per share of $21.44 and $20.45, respectively.

Downey measures its employee stock-based compensation arrangements under the provisions of APB 25. Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for Downey's stock option plan been determined based on the fair value estimated using the Black-Scholes model at the grant date for previous awards, Downey's net income and income per share would have been reduced to the pro forma amounts indicated below:

(In Thousands, Except Per Share Data)	*2002*	*2001*	*2000*
Net income:			
As reported	$112,293	$120,181	$99,251
Stock based compensation expense, net of tax	(13)	(36)	(79)
Pro forma	112,280	120,145	99,172
Earnings per share – Basic:			
As reported	$3.99	$4.26	$3.52
Pro forma	3.99	4.26	3.52
Earnings per share – Diluted:			
As reported	3.99	4.25	3.51
Pro forma	3.99	4.25	3.51

(18) Earnings Per Share

Earnings per share of common stock is based on the weighted average number of common and common equivalent shares outstanding, excluding common shares in treasury. A reconciliation of the components used to derive basic and diluted earnings per share for 2002, 2001 and 2000 follows:

(Dollars in Thousands, Except Per Share Data)	*Net Income*	*Weighted Average Shares Outstanding*	*Per Share Amount*
2002:			
Basic earnings per share	$112,293	28,128,013	$3.99
Effect of dilutive stock options	-	45,646	-
Diluted earnings per share	$112,293	28,173,659	$3.99
2001:			
Basic earnings per share	$120,181	28,211,587	$4.26
Effect of dilutive stock options	-	59,516	0.01
Diluted earnings per share	$120,181	28,271,103	$4.25
2000:			
Basic earnings per share	$99,251	28,177,152	$3.52
Effect of dilutive stock options	-	48,399	0.01
Diluted earnings per share	$99,251	28,225,551	$3.51

There were no options excluded from the computation of earnings per share due to anti-dilution.

(19) Employee Benefit Plans

Retirement and Savings Plan

Downey amended its profit sharing plan (the "Plan") and restated it in its entirety as of October 1, 1997. The Plan continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401 (a) and 401 (k). Under the Plan, all employees of Downey are eligible to participate provided they are 18 years of age and have completed one year of service. Participants may contribute up to 15% of their compensation each year, subject to limitations and provisions in the Plan. Downey makes a matching contribution equal to 50% of the participant's pretax contributions which do not exceed 6% of the participant's annual compensation.

Prior to January 1, 2002, all employees of Downey were eligible to participate provided they were 21 years of age and had completed one year of service. Participants could contribute up to 15% of their compensation each year, subject to limitations and provisions in the Plan. Downey made a matching contribution equal to 25% of the participant's pretax contributions which did not exceed 4% of the participant's annual compensation. In addition, Downey made an annual discretionary profit sharing contribution to the Plan based on Downey's net income. Allocation of the discretionary contribution was based on points credited to each eligible participant and salary. Points were credited based on the employee's age and vested years of service.

Downey's contributions to the Plan totaled $1.6 million for 2002, compared to $2.4 million in 2001 and $2.0 million in 2000.

Downey has a Deferred Compensation Plan for key management employees and directors. The Deferred Compensation Plan is considered to be an essential element in a comprehensive competitive benefits package designed to attract and retain individuals who contribute to the success of Downey. Participants are eligible to defer compensation on a pre-tax basis, including director fees, and earn a competitive interest rate on the amounts deferred. As of December 31, 2002, 93 management employees and eight directors are eligible to participate in the program. During 2002, 16 management employees and one director elected to defer compensation pursuant to the plan. Downey's expense related to the Deferred Compensation Plan has been less than $0.1 million each year since inception. At December 31, 2002, the associated liability was $2.1 million.

Group Benefit Plan

Downey provides certain health and welfare benefits for active employees under a cafeteria plan (the "Benefit Plan") as defined by section 125 of the Internal Revenue Code. Under the Benefit Plan, employees make appropriate selections as to the type of benefits and the amount of coverage desired. The benefits are provided through insurance companies and other health organizations and are funded by contributions from Downey, employees and retirees and include deductibles, co-insurance provisions and other limitations. Downey's expense for health and welfare benefits was $5.8 million, $4.3 million and $3.9 million in 2002, 2001 and 2000, respectively.

(20) Commitments, Contingencies and Hedging Activities (Risk Management)

Derivatives

Downey offers short-term interest rate lock commitments to help attract potential home loan borrowers. The commitments guarantee a specified interest rate for a loan if underwriting standards are met, but do not obligate the potential borrower. Accordingly, a certain number of commitments never become loans and merely expire. The residential one-to-four unit rate lock commitments Downey ultimately expects to result in loans and sell in the secondary market are treated as derivatives. Consequently, as derivatives, the hedging of the expected rate lock commitments do not qualify for hedge accounting. Associated fair value adjustments to the notional amount of the expected rate lock commitments are recorded in current earnings under net gains (losses) on sales of loans and mortgage-backed securities with an offset to the balance sheet in either other assets, or accounts payable and accrued liabilities. Fair values for the notional amount of expected rate lock commitments are based on observable market prices acquired from third parties. The carrying amount of loans held for sale includes a basis adjustment to the loan balance at funding resulting from the change in fair value of the rate lock derivative from the date of commitment to the date of funding. At December 31, 2002, Downey had a notional amount of expected rate lock commitments identified to sell as part of its secondary marketing activities of $615 million, with an estimated fair value gain of $12.3 million, of which $6.9 million was associated with mortgage servicing rights not recognized in the financial statements until the expected loans are sold.

Hedging Activities

As part of secondary marketing activities, Downey typically utilizes short-term forward sale and purchase contracts—derivatives—that mature in less than one year to offset the impact of changes in market interest rates on the value of residential one-to-four unit expected rate lock commitments and loans held for sale. Downey does not generally enter into derivative transactions for purely speculative purposes. Contracts designated to loans held for sale are accounted for as cash flow hedges because these contracts have a high correlation to the price movement of the loans being hedged (within a range of 80% - 125%). The measurement approach for determining the ineffective aspects of the hedge is established at the inception of the hedge. Changes in fair value of the notional amount of forward sale contracts not designated to loans held for sale and the ineffectiveness of hedge transactions that are not perfectly correlated are recorded in net gains (losses) on sales of loans and mortgage-backed securities. Changes in fair value of the notional amount of forward sale contracts designated as cash flow hedges for loans held for sale are recorded in other comprehensive income, net of tax, provided cash flow hedge requirements are met. The offset to these changes in fair value of the notional amount of forward sale contracts are recorded in the balance sheet as either other assets, or accounts payable and accrued liabilities. The amounts recorded in accumulated other comprehensive income will be recognized in the income statement when the hedged forecasted transactions settle. Downey estimates that all of the related unrealized gains or losses in accumulated other comprehensive income will be reclassified into earnings within the next three months. Fair values for the notional amount of forward sale contracts are based on observable market prices acquired from third parties. At December 31, 2002, the notional amount of forward sale contracts amounted to $1.2 billion, with an estimated fair value loss of $12.5 million, of which $624 million were designated as cash flow hedges. The notional amount of forward purchase contracts amounted to $50 million, with an estimated fair value gain of $0.6 million that partially offsets the loss on our forward sale contracts not designated to loans held for sale.

Downey has not discontinued any designated derivative instruments associated with loans held for sale due to a change in the probability of settling a forecasted transaction.

The following table shows the impact from non-qualifying hedges and the ineffectiveness of cash flow hedges on net gains (losses) on sales of loans and mortgage-backed securities (i.e., SFAS 133 effect as adopted on January 1, 2001), as well as the impact to other comprehensive income (loss) from qualifying cash flow transactions for the years indicated. Also shown is the notional amount of expected rate lock commitment derivatives for loans originated for sale, loans held for sale and the notional amounts for their associated hedging derivatives (i.e., forward sale contracts).

	December 31,	
(In Thousands)	2002	2001
Net gains (losses) on non-qualifying hedge transactions	$6,098	$(5,964)
Net losses on qualifying cash flow hedge transactions:		
Unrealized hedge ineffectiveness	-	(467)
Less reclassification of realized hedge ineffectiveness	-	467
Total net gains (losses) recognized in sales of loans and mortgage-backed securities (SFAS 133 effect)	6,098	(5,964)
Other comprehensive loss	(1,895)	(727)
Notional amount at period end		
Non-qualifying hedge transactions:		
Expected rate lock commitments	$614,592	$269,315
Associated forward sale contracts	624,062	278,319
Associated forward purchase contracts	50,000	-
Qualifying cash flow hedge transactions:		
Loans held for sale, at lower of cost or fair value	652,052	499,024
Associated forward sale contracts	623,975	508,706

These forward contracts expose Downey to credit risk in the event of nonperformance by the other parties—primarily government-sponsored enterprises such as Federal National Mortgage Association—to such agreements. This risk consists primarily of the termination value of agreements where Downey is in an unfavorable position. Downey controls the credit risk associated with its other parties to the various derivative agreements through credit review, exposure limits and monitoring procedures. Downey does not anticipate nonperformance by the other parties.

Financial Instruments with Off-Balance Sheet Risk

Downey utilizes financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate fixed and variable rate mortgage loans, commitments to sell or purchase loans and mortgage-backed securities, letters of credit, lines of credit and loans in process. The contract or notional amounts of those instruments reflect the extent of involvement Downey has in particular classes of financial instruments.

Downey uses the same credit policies in making commitments to originate loans, lines of credit and letters of credit as it does for on-balance sheet instruments. For commitments to originate loans held for investment, the contract amounts represent exposure to loss from market fluctuations as well as credit loss. In regard to these commitments, adverse changes from market fluctuations are generally not hedged. Downey controls the credit risk of its commitments to originate loans held for investment through credit approvals, limits and monitoring procedures.

The following is a summary of commitments and contingent liabilities with off-balance sheet risk:

	December 31,	
(In Thousands)	*2002*	*2001*
Commitments to originate loans held for investment:		
Adjustable	$249,121	$322,209
Fixed	716	-
Undisbursed loan funds and unused lines of credit	189,283	137,151
Standby letters of credit and other contingent liabilities	2,662	2,640

Commitments to originate fixed and variable rate mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing lines and letters of credit requires the same creditworthiness evaluation as that involved in extending loan facilities to customers. Downey evaluates each customer's creditworthiness on a case-by-case basis. Undisbursed loan funds and unused lines of credit include home equity lines of credit and funds not disbursed, but committed to construction and commercial lending by the Bank.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Downey receives collateral to support commitments for which collateral is deemed necessary. The most significant categories of collateral include real estate properties underlying mortgage loans, liens on personal property and cash on deposit with Downey.

In connection with its interest rate risk management, Downey may enter into interest rate exchange agreements ("swap contracts") with certain national investment banking firms under terms that provide mutual payment of interest on the outstanding notional amount of the swap. The effect of these swaps serve to reduce Downey's interest rate risk between repricing assets and liabilities. At December 31, 2002, no swap contracts were outstanding.

Litigation

Downey has been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

(21) Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time based upon relevant market information and other information about the financial instrument. The estimates do not necessarily reflect the price Downey might receive if it were to sell at one time its entire holding of a particular financial instrument. Because no active market exists for a significant portion of Downey's financial instruments, fair value estimates are based upon the following methods and assumptions, some of which are subjective in nature. Changes in assumptions could significantly affect the estimates.

Cash, Federal Funds Sold and Securities Purchased Under Resale Agreements

The carrying amounts reported in the balance sheet for these items approximate fair value.

Investment Securities Including U.S. Treasuries and Mortgage-Backed Securities

Fair value is based upon bid prices published in financial newspapers, or bid quotations received from securities dealers or readily available market quote systems.

Loans Receivable

For residential mortgage loans, fair value is estimated based upon market prices obtained from readily available market quote systems. The remaining portfolio was segregated into those loans with variable rates of interest and those with fixed rates of interest. For non-residential loans, fair values are based on discounting future contractual cash flows using discount rates offered for such loans with similar remaining maturities and credit risk. The amounts so determined for each category of loan are reduced by the associated allowance for loan losses which thereby takes into consideration changes in credit risk.

Interest-Bearing Advances to Joint Ventures

The carrying amounts approximate fair value as the interest earned is based upon a variable rate.

Federal Home Loan Bank Stock

The carrying amounts approximate fair value.

Mortgage Servicing Rights

The fair value of MSRs related to loans serviced for others is determined by computing the present value of the expected net servicing income from the portfolio.

Derivative Assets and Liabilities

Fair values for expected rate lock commitments and loan forward sale and purchase contracts are based on observable market prices acquired from third parties.

Deposits

The fair value of deposits with no stated maturity such as regular passbook accounts, money market accounts and checking accounts, is the carrying amount reported in the balance sheet. The fair value of deposits with a stated maturity such as certificates of deposit is based on discounting future contractual cash flows by discount rates offered for such deposits with similar remaining maturities.

Borrowings

For short-term borrowings, fair value approximates carrying value. The fair value of long-term borrowings is based on their interest rate characteristics. For variable rate borrowings, fair values approximate carrying values. For fixed rate borrowings, fair value is based on discounting future contractual cash flows by discount rates paid on such borrowings with similar remaining maturities.

Capital Securities

Fair value is based upon the closing stock price published in financial information services or newspapers.

Off-Balance Sheet Financial Instruments

Outstanding commitments to originate loans and mortgage-backed securities held for investment, unused lines of credit, standby letters of credit and other contingent liabilities are essentially carried at zero with a fair value of approximately $7 million. See Note 20 on page 101, for information concerning the notional amount of such financial instruments.

Based on the above methods and assumptions, the following table presents the estimated fair value of Downey's financial instruments:

	December 31, 2002		December 31, 2001	
(In Thousands)	*Carrying Amount (1)*	*Estimated Fair Value*	*Carrying Amount (1)*	*Estimated Fair Value*
Assets:				
Cash	$ 123,524	$ 123,524	$ 106,079	$ 106,079
Federal funds	2,555	2,555	37,001	37,001
U.S. Government and agency obligations and other investment securities available for sale	457,797	457,797	402,355	402,355
Municipal securities held to maturity	6,216	6,202	6,388	6,373
Loans held for sale (2)	652,052	668,336	499,024	506,989
Mortgage-backed securities available for sale	2,253	2,253	118,981	118,981
Loans receivable held for investment:				
Loans secured by real estate:				
Residential:				
Adjustable	9,888,816	10,040,990	8,913,248	9,113,797
Fixed	223,625	227,344	353,107	359,627
Other	135,835	143,978	160,557	171,726
Non-mortgage loans:				
Commercial	7,063	7,780	12,951	13,547
Consumer	67,298	68,882	74,545	76,313
Interest-bearing advances to joint ventures	17,734	17,734	3,186	3,186
Federal Home Loan Bank stock	117,563	117,563	113,139	113,139
Expected rate lock commitments (3)	5,386	17,423	-	-
Designated forward sale contracts	-	-	4,332	4,332
MSRs and loan servicing portfolio (4)	57,729	58,168	56,895	58,880
Liabilities:				
Deposits:				
Transaction accounts	4,570,696	4,570,696	2,926,736	2,926,736
Certificates of deposit	4,667,654	4,705,950	5,692,830	5,700,465
Expected rate lock commitments (3)	-	-	600	(1,888)
Undesignated loan forward sale and purchase contracts, net	4,173	4,173	630	630
Designated forward sale contracts	7,711	7,711	-	-
Borrowings	1,624,084	1,681,488	1,522,712	1,483,749
Capital securities	120,000	128,640	120,000	123,840

(1) The carrying amount of loans is stated net of undisbursed loan funds, unearned fees and discounts and allowances for losses.

(2) Included capitalized basis adjustment reflecting the change in fair value of the rate lock derivative from the date of commitment to the date of funding.

(3) The estimated fair value included mortgage servicing rights totaling $6.9 million at December 31, 2002 and $3.1 million at December 31, 2001 not to be recognized in the financial statements until the expected loans are sold.

(4) The estimated fair value included mortgage servicing rights acquired prior to January 1, 1996 when Downey began capitalizing the asset.

(22) Business Segment Reporting

Downey views its business as consisting of two reportable business segments—banking and real estate investment. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies on page 72. Downey evaluates performance based on the net income generated by each segment. Internal expense allocations between segments are independently negotiated and, where possible, service and price is measured against comparable services available in the external marketplace.

The following describes the two business segments.

Banking

The principal business activities of this segment are attracting funds from the general public and institutions and originating and investing in loans, primarily residential real estate mortgage loans, mortgage-backed securities and investment securities.

This segment's primary sources of revenue are interest earned on mortgage loans and mortgage-backed securities, income from investment securities, gains on sales of loans and mortgage-backed securities, fees earned in connection with loans and deposits and income earned on its portfolio of loans and mortgage-backed securities serviced for investors.

This segment's principal expenses are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

Real Estate Investment

Real estate development and joint venture operations are conducted principally through the Bank's wholly owned service corporation subsidiary, DSL Service Company.

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally retail neighborhood shopping center and residential developments, most of which are located in California.

In its joint ventures, DSL Service Company is entitled to interest on its equity invested in the project on a priority basis after third-party debt and shares profits and losses with the developer partner, generally on an equal basis. Partnership equity (deficit) accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations.

This segment's primary sources of revenue are net rental income and gains from the sale of real estate investment assets. This segment's principal expenses are interest expense and general and administrative expense.

Operating Results and Assets

The following table presents the operating results and selected financial data by major business segments for 2002, 2001 and 2000:

(In Thousands)	*Banking*	*Real Estate Investment*	*Elimination*	*Totals*
Year ended December 31, 2002				
Net interest income	$ 315,353	$ 45	$ -	$ 315,398
Provision for loan losses	939	-	-	939
Other income	55,051	11,631	-	66,682
Operating expense	185,859	796	-	186,655
Net intercompany income (expense)	343	(343)	-	-
Income before income taxes	183,949	10,537	-	194,486
Income taxes	77,875	4,318	-	82,193
Net income	$ 106,074	$ 6,219	$ -	$ 112,293
At December 31, 2002				
Assets:				
Loans and mortgage-backed securities	$10,976,942	$ -	$ -	$10,976,942
Investments in real estate and joint ventures	-	33,890	-	33,890
Other	995,470	14,174	(42,325)	967,319
Total assets	11,972,412	48,064	(42,325)	11,978,151
Equity	$ 823,104	$42,325	$(42,325)	$ 823,104
Year ended December 31, 2001				
Net interest income (expense)	$ 305,573	$ (3)	$ -	$ 305,570
Provision for loan losses	2,564	-	-	2,564
Other income	63,340	5,196	-	68,536
Operating expense	159,604	3,588	-	163,192
Net intercompany income (expense)	369	(369)	-	-
Income before income taxes	207,114	1,236	-	208,350
Income taxes	87,660	509	-	88,169
Net income	$ 119,454	$ 727	$ -	$ 120,181
At December 31, 2001				
Assets:				
Loans and mortgage-backed securities	$10,132,413	$ -	$ -	$10,132,413
Investments in real estate and joint ventures	-	38,185	-	38,185
Other	966,942	2,003	(34,513)	934,432
Total assets	11,099,355	40,188	(34,513)	11,105,030
Equity	$ 733,896	$34,513	$(34,513)	$ 733,896
Year ended December 31, 2000				
Net interest income	$ 262,232	$ 243	$ -	$ 262,475
Provision for loan losses	3,251	-	-	3,251
Other income	41,406	9,148	-	50,554
Operating expense	135,996	1,473	-	137,469
Net intercompany income (expense)	397	(397)	-	-
Income before income taxes	164,788	7,521	-	172,309
Income taxes	69,966	3,092	-	73,058
Net income	$ 94,822	$ 4,429	$ -	$ 99,251
At December 31, 2000				
Assets:				
Loans and mortgage-backed securities	$10,084,353	$ -	$ -	$10,084,353
Investments in real estate and joint ventures	-	17,641	-	17,641
Other	806,201	3,584	(17,916)	791,869
Total assets	10,890,554	21,225	(17,916)	10,893,863
Equity	$ 624,636	$17,916	$(17,916)	$ 624,636

(23) Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data are presented below by quarter for the years ended December 31, 2002 and 2001:

(In Thousands, Except Per Share Data)	*December 31, 2002*	*September 30, 2002*	*June 30, 2002*	*March 31, 2002*
Total interest income	$158,291	$154,924	$153,425	$166,398
Total interest expense	74,938	77,952	78,297	86,453
Net interest income	83,353	76,972	75,128	79,945
Provision for (reduction of) loan losses	127	471	(1,106)	1,447
Net interest income after provision for loan losses	83,226	76,501	76,234	78,498
Total other income (loss), net	35,993	(4,766)	4,102	31,353
Total operating expense	50,026	46,489	45,023	45,117
Income before income taxes	69,193	25,246	35,313	64,734
Income taxes	29,221	10,678	14,938	27,356
Net income	$ 39,972	$ 14,568	$ 20,375	$ 37,378
Net income per share:				
Basic	$ 1.43	$ 0.52	$ 0.72	$ 1.32
Diluted	1.43	0.52	0.72	1.32
Market range:				
High bid	$ 41.55	$ 49.25	$ 55.56	$ 48.83
Low bid	31.32	33.34	46.70	41.84
End of period	39.00	34.25	47.30	45.60

	December 31, 2001	*September 30, 2001*	*June 30, 2001*	*March 31, 2001*
Total interest income	$183,484	$193,696	$211,235	$219,966
Total interest expense	103,769	120,249	134,989	143,804
Net interest income	79,715	73,447	76,246	76,162
Provision for loan losses	1,290	791	431	52
Net interest income after provision for loan losses	78,425	72,656	75,815	76,110
Total other income, net	33,170	7,070	22,283	6,013
Total operating expense	43,866	41,935	40,141	37,250
Income before income taxes	67,729	37,791	57,957	44,873
Income taxes	28,633	16,025	24,502	19,009
Net income	$ 39,096	$ 21,766	$ 33,455	$ 25,864
Net income per share:				
Basic	$ 1.39	$ 0.77	$ 1.18	$ 0.92
Diluted	1.39	0.77	1.18	0.91
Market range:				
High bid	$ 44.46	$ 58.81	$ 48.85	$ 54.31
Low bid	32.98	40.61	41.44	39.45
End of period	41.25	44.13	47.26	45.30

Variation in total other income (loss) was primarily due to changes in the valuation allowance for mortgage servicing rights and net gains on sales of loans and mortgage-backed securities.

(24) Parent Company Financial Information

Downey Financial Corp. was incorporated in Delaware on October 21, 1994. On January 23, 1995, after obtaining necessary stockholder and regulatory approvals, Downey Financial Corp. acquired 100% of the issued and outstanding capital stock of the Bank, and the Bank's stockholders became stockholders of Downey Financial Corp. The transaction was accounted for in a manner similar to a pooling-of-interests. Downey Financial Corp. was thereafter funded by a $15 million dividend from the Bank. Condensed financial statements of Downey Financial Corp. only are as follows:

Condensed Balance Sheets

	December 31,	
(In Thousands)	*2002*	*2001*
Assets		
Cash	$ 11	$ 12
Due from Bank – interest bearing	65,360	22,215
Investment in subsidiaries:		
Bank	873,851	827,381
Downey Financial Capital Trust I	3,711	3,711
Downey Affiliated Insurance Agency	207	204
Other assets	4,859	5,183
	$947,999	$858,706
Liabilities and Stockholders' Equity		
Junior subordinated debentures	$123,711	$123,711
Accounts payable and accrued expenses	1,184	1,099
Total liabilities	124,895	124,810
Stockholders' equity	823,104	733,896
	$947,999	$858,706

Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Income and Other Comprehensive Income

(In Thousands)	*Years Ended December 31,* 2002	2001	2000
Income			
Dividends from the Bank	$ 71,984	$ 21,984	$ 21,985
Interest income	634	700	933
Other income	59	59	59
Total income	72,677	22,743	22,977
Expense			
Interest expense	12,163	12,163	12,163
General and administrative expense	981	940	816
Total expense	13,144	13,103	12,979
Income before income taxes and equity in undistributed net income of subsidiaries	59,533	9,640	9,998
Income tax benefit	5,104	5,061	4,895
Income before equity in undistributed net income of subsidiaries	64,637	14,701	14,893
Equity in undistributed net income of subsidiaries	47,656	105,480	84,358
Net income	112,293	120,181	99,251
Other comprehensive income (loss), net of income taxes (benefits)			
Unrealized gains (losses) on securities available for sale:			
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	61	705	2,032
Mortgage-backed securities available for sale, at fair value	935	(714)	173
Less reclassification of realized (gains) losses included in net income	(284)	(190)	50
Unrealized losses on cash flow hedges:			
Net derivative instruments	(11,434)	(5,981)	-
Less reclassification of realized losses included in net income	9,539	5,254	-
Total other comprehensive income (loss), net of income taxes (benefits)	(1,183)	(926)	2,255
Comprehensive income	$111,110	$119,255	$101,506

Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Cash Flows

(In Thousands)	*Years Ended December 31,* 2002	2001	2000
Cash flows from operating activities			
Net income	$112,293	$ 120,181	$ 99,251
Equity in undistributed net income of subsidiaries	(47,656)	(105,480)	(84,358)
Increase (decrease) in liabilities	85	30	(639)
(Increase) decrease in other, net	324	(155)	(13)
Net cash provided by operating activities	65,046	14,576	14,241
Cash flows from investing activities			
Increase in due from Bank – interest bearing	(43,145)	(4,580)	(4,949)
Net cash used for investing activities	(43,145)	(4,580)	(4,949)
Cash flows from financing activities			
Exercise of stock options	392	161	855
Dividends on common stock	(10,124)	(10,156)	(10,143)
Purchase of treasury stock	(12,170)	-	-
Net cash used for financing activities	(21,902)	(9,995)	(9,288)
Net increase (decrease) in cash and cash equivalents	(1)	1	4
Cash and cash equivalents at beginning of period	12	11	7
Cash and cash equivalents at end of period	$ 11	$ 12	$ 11

(25) Sale of Subsidiary

On February 29, 2000, Downey Savings and Loan Association, F.A. sold its indirect automobile finance subsidiary, Downey Auto Finance Corp., to Auto One Acceptance Corp., a subsidiary of California Federal Bank and recognized a pre-tax gain from the sale of $9.8 million. As of December 31, 1999, Downey Auto Finance Corp. had loans totaling $366 million and total assets of $373 million. The proceeds of the sale provided additional capital to further the growth of our residential lending business.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Downey Financial Corp. intends to file with the Securities and Exchange Commission a definitive proxy statement (the "Proxy Statement") pursuant to Regulation 14A, which will involve the election of directors, within 120 days of the end of the year covered by this Form 10-K. Information regarding directors of Downey Financial Corp. will appear under the caption "Proposal 1. Election of Directors" in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 23, 2003, and is incorporated herein by this reference. Information regarding executive officers of Downey Financial Corp. will appear under the caption "Executive Officers" in the Proxy Statement and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation will appear under the caption "Executive Compensation" in the Proxy Statement and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information included under the captions "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information included under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by this reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, Downey carried out an evaluation, under the supervision and with the participation of Downey's management, including Downey's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Downey's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Downey's disclosure controls and procedures are effective in timely alerting them to material information relating to Downey required to be included in Downey's periodic Securities and Exchange Commission filings. There has been no significant changes in Downey's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. Financial Statements.
These documents are listed in the Index to Consolidated Financial Statements under Item 8.

2. Financial Statement Schedules.
Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(b) Reports on Form 8-K during the last quarter of 2002.

1. Form 8-K filed October 16, 2002, with respect to a press release reporting results of operations for the three and nine months ended September 30, 2002.

2. Form 8-K filed November 18, 2002, with respect to a press release reporting monthly selected financial data for the thirteen months ended October 31, 2002.

3. Form 8-K filed December 17, 2002, with respect to a press release reporting monthly selected financial data for the thirteen months ended November 30, 2002.

(c) Exhibits.

Exhibit Number	Description
3.1 (2)	Certificate of Incorporation of Downey Financial Corp.
3.2 (1)	Bylaws of Downey Financial Corp.
4.1 (4)	Junior Subordinated Indenture dated as of July 23, 1999 between Downey Financial Corp. and Wilmington Trust Company as Indenture Trustee.
4.2 (4)	10% Junior Subordinated Debenture due September 15, 2029, Principal Amount $123,711,350.
4.3 (4)	Certificate of Trust of Downey Financial Capital Trust I, dated as of May 25, 1999.
4.4 (4)	Trust Agreement of Downey Financial Capital Trust I, dated May 25, 1999.
4.5 (4)	Amended and Restated Trust Agreement of Downey Financial Capital Trust I, between Downey Financial Corp., Wilmington Trust Company and the Administrative Trustees named therein, dated as of July 23, 1999.
4.6 (4)	Certificate Evidencing Common Securities of Downey Financial Capital Trust I, 10% Common Securities.
4.7 (4)	Certificate Evidencing Capital Securities of Downey Financial Capital Trust I, 10% Capital Securities (Global Certificate).
4.8 (4)	Common Securities Guarantee Agreement of Downey Financial Corp. (Guarantor), dated July 23, 1999.
4.9 (4)	Capital Securities Guarantee Agreement of Downey Financial Corp. and Wilmington Trust Company, dated as of July 23, 1999.
10.1 (3)	Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan (Amended and Restated as of January 1, 1996).
10.2 (3)	Amendment No. 1, Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan. Amendment No. 1, Effective and Adopted January 22, 1997.
10.3 (3)	Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (October 1, 1997 Restatement).
10.4 (3)	Amendment No. 1, Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (October 1, 1997 Restatement) Amendment No. 1, Effective and Adopted January 28, 1998.
10.5 (3)	Trust Agreement for Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan, Effective October 1, 1997 between Downey Savings and Loan Association, F.A. and Fidelity Management Trust Company.

(c) Exhibits (Continued)

Exhibit Number	Description
10.6 (2)	Downey Savings and Loan Association 1994 Long-Term Incentive Plan (as amended).
10.10 (1)	Founder Retirement Agreement of Maurice L. McAlister, dated December 21, 1989.
10.11 (5)	Amendment No. 1, Founders Retirement Agreement of Maurice L. McAlister, dated December 21, 1989. Amendment No. 1, Effective and Adopted July 26, 2000.
10.13 (6)	Deferred Compensation Program.
10.14 (6)	Director Retirement Benefits.
10.15	Director Retirement Benefits Agreement of Sam Yellen, dated January 15, 2003.
21	Subsidiaries.
23	Consent of Independent Auditors.
99.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(1) Filed as part of Downey's Registration Statement on Form 8-B/A filed January 17, 1995.
(2) Filed as part of Downey's Registration Statement on Form S-8 filed February 3, 1995.
(3) Filed as part of Downey's report on Form 10-K filed March 16, 1998.
(4) Filed as part of Downey's report on Form 10-Q filed November 2, 1999.
(5) Filed as part of Downey's report on Form 10-Q filed August 2, 2000.
(6) Filed as part of Downey's report on Form 10-K filed March 7, 2001.

AVAILABILITY OF REPORTS

Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge from our internet site, www.downeysavings.com, by clicking on "Investor Relations" located on our home page and proceeding to "Corporate Filings."

We will furnish any or all of the non-confidential exhibits upon payment of a reasonable fee. Please send request for exhibits and/or fee information to:

Downey Financial Corp.
3501 Jamboree Road
Newport Beach, California 92660
Attention: Corporate Secretary

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOWNEY FINANCIAL CORP.

By: /s/ DANIEL D. ROSENTHAL
Daniel D. Rosenthal
President and Chief Executive Officer
Director

DATED: March 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MAURICE L. MCALISTER Maurice L. McAlister	Chairman of the Board Director	March 6, 2003
/s/ CHERYL E. OLSON Cheryl E. Olson	Vice Chairman of the Board Director	March 6, 2003
/s/ DANIEL D. ROSENTHAL Daniel D. Rosenthal	President and Chief Executive Officer Director	March 6, 2003
/s/ THOMAS E. PRINCE Thomas E. Prince	Executive Vice President Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2003
/s/ MICHAEL ABRAHAMS Michael Abrahams	Director	March 6, 2003
/s/ JAMES H. HUNTER James H. Hunter	Director	March 6, 2003
/s/ DR. PAUL KOURI Dr. Paul Kouri	Director	March 6, 2003
/s/ BRENT MCQUARRIE Brent McQuarrie	Director	March 6, 2003
/s/ LESTER C. SMULL Lester C. Smull	Director	March 6, 2003
Gerald E. Finnell	Director	March 6, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel D. Rosenthal, certify that:

1. I have reviewed this annual report on Form 10-K of Downey Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Daniel D. Rosenthal
Daniel D. Rosenthal
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas E. Prince, certify that:

1. I have reviewed this annual report on Form 10-K of Downey Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

/s/ Thomas E. Prince
Thomas E. Prince
Executive Vice President and Chief Financial Officer



Downey Savings Founders
Gerald H. McQuarrie (l.)
and Maurice L. McAlister (r.)

"...our goal was to provide Californians with the dream of home ownership." These two men founded Downey Savings and Loan Association, F.A., in 1957 to pursue that goal. Now, 45 years later, we've grown to become a recognized leader in the financial services industry, with $12 billion in assets. Our goal remains as it was then, and each year we fulfill those dreams for more and more families.

Downey Financial Corp.

Corporate Headquarters
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300
http://www.downeysavings.com